Form 20-F
period 2025-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2026-03-20
CIK 1004156

As
filed
with
the
Securities
and
Exchange
Commission
on
March
20,
2026

SECURITIES
AND
EXCHANGE
COMMISSION
Washington,
D.C.
20549

FORM
20-
F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
131,893,786

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
pesos;
references
to
“Argentine
pesos”
or
“AR$”
are
to
Argentine
pesos;
references
to
“UYU”
are
to
Uruguayan
pesos;
references
to
“Brazilian
reais,”
“Brazilian
reals”
or
“R$”
are
to
Brazilian
reais;
references
to
“Mexican
pesos”
or
“MXN$”
are
to
Mexican
pesos;
references
to
“€,”
“EUR”
or
“euro”
are
to
the
euro,
the
single
European
currency
established
pursuant
to
the
European
Economic
and
Monetary
Union;
and
references
to
“UF”
are
to
Unidades de Fomento
.
The
UF
is
a
unit
of
account
that
is
linked
to,
and
adjusted daily to reflect changes in the Chilean consumer price index Reported by the
Instituto Nacional de Estadísticas
(Chilean National Institute of Statistics). As of December
31, 2025, one UF equaled U.S.$43.80 and Ch$39,727.96.

Regarding
our
pulp
business,
references
to
“hardwood”
kraft
pulp
are
to
pulp
made
from
eucalyptus
or
short
fiber,
and
references
to
“softwood”
kraft
pulp
are
to
pulp
made from pine or long fiber.

PRESENTATION
OF
FINANCIAL
AND
OTHER
DATA

This
report
includes
the
audited
consolidated
statement
of
financial
position
of
Arauco
and
our
subsidiaries
as
of
December
31,
2025
and
2024
and
the
related
consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2025 (collectively, the
“audited
consolidated
financial
statements”
or
“financial
statements”).
In
addition,
this
report
includes
selected
financial
information
as
of
and
for
the
periods
ended
December
31, 2021, 2022, 2023, 2024 and 2025.

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
dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2025, the observed exchange rate for Chilean pesos,
as
published
in
the
website
of
the
Diario
Oficial
de
la
República
de
Chile
(the
“Official
Gazette”)
on
January
2, 2026,
was
Ch$907.13
to
U.S.$1.00,
and
on
March
11, 2026,
the observed exchange rate was Ch$895.86 to U.S.$1.00, as published in the website of the Official Gazette on March 12, 2026. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

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
should
not
place
undue
reliance
on
them.
Actual
results
could
differ
materially
from
those
projected
in
such
forward-looking
statements
because
of
various
factors
that
may
be
beyond
our
control,
including
but
not
limited
to
our
ability
to
service
our
debt,
fund
our
working
capital
requirements,
comply
with
financial
covenants
in
certain
of
our
debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition
, the uncertain future relationship between countries with respect to trade policies, taxes, government regulations, and tariffs
, future
worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber products, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries in which we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis, forest fires or other catastrophic events, geopolitical risks and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

4

PART
I

Item
1.
Identity
of
Directors,
Senior
Management
and
Advisers

Not
applicable.

Item
2.
Offer
Statistics
and
Expected
Timetable

Not
applicable.

Item
3.
Key
Information

SELECTED
CONSOLIDATED
FINANCIAL
DATA

The selected consolidated financial information as of December 31, 2021, 2022, 2023, 2024 and 2025 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

	As of and for the year ended December 31,
	2025	2024	2023	2022	2021
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	6,084,142	6,546,146	6,011,819	7,102,070	6,349,761
Cost of sales	(4,546,861)	(4,634,149)	(4,744,095)	(4,274,496)	(3,681,603)
Gross profit (loss)	1,537,281	1,911,997	1,267,724	2,827,574	2,668,158
Other income	324,023	597,061	573,017	100,129	378,977
Distribution costs	(677,734)	(695,377)	(693,039)	(922,226)	(682,996)
Administrative expenses	(560,830)	(565,027)	(624,326)	(613,608)	(577,147)
Other expense by function	(130,280)	(212,213)	(480,336)	(373,889)	(192,101)
Profit (loss) from operating activities	492,460	1,036,441	43,040	1,017,980	1,594,891
Finance income	62,560	66,355	131,666	72,116	33,499
Finance costs	(409,724)	(397,923)	(373,496)	(200,366)	(219,982)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(3,865)	(45,792)	7,709	33,684	31,386
Gains (losses) on exchange differences on translation	(60,748)	(12,400)	(194,739)	(77,067)	(5,281)
Profit (loss) before income tax	80,683	646,681	(385,820)	846,347	1,434,513
Income tax (expense) benefit	(39,804)	(170,400)	27,293	(142,121)	(402,914)
Net profit (loss)	40,879	476,281	(358,527)	704,226	1,031,599
BALANCE SHEET DATA
Total current assets	4,393,731	4,274,618	4,175,578	3,774,921	3,924,325
Property, plant and equipment	11,124,813	9,610,071	9,607,116	9,542,335	8,955,666
Right of use of assets	1,003,718	771,886	600,361	306,487	180,106
Biological assets (1)	3,337,937	3,063,394	3,022,579	3,195,370	3,008,897
Total assets	21,304,763	18,159,312	17,910,364	17,180,108	16,668,311
Total current liabilities	1,931,575	1,362,950	2,071,742	1,526,284	1,429,642
Total non-current liabilities	9,689,710	8,072,647	7,829,593	7,393,840	7,413,164
Issued capital	1,553,618	1,103,618	803,618	803,618	803,618
Total equity	9,683,478	8,723,715	8,009,029	8,259,984	7,818,504
CASH FLOW DATA
Cash flow from (used in) operating activities	1,046,814	1,181,317	740,427	1,700,492	1,939,331
Cash flow from (used in) investing activities	(2,431,025)	(328,973)	(1,333,124)	(1,469,976)	(1,136,231)
Cash flow from (used in) financing activities	1,556,453	(305,948)	645,667	(527,219)	(822,241)
Net increase (decrease) in cash and equivalents before effect of exchange rate changes	172,242	546,396	52,970	(296,703)	(19,141)
OTHER FINANCIAL DATA
Capital expenditures (2)	2,444,671	1,228,893	1,263,049	1,578,202	1,542,715
Depreciation and amortization	688,048	685,951	661,068	507,029	492,704
Fair value cost of timber harvested	330,199	440,513	487,778	431,845	342,701
EBIT (3) (4)	427,847	978,249	(143,990)	974,597	1,620,996
Adjusted EBITDA (3) (4)	1,331,414	2,014,110	1,025,977	2,166,820	2,493,370
Adjusted EBITDA (3)/finance costs (4)	3.25	5.06	2.75	10.81	11.33
Adjusted EBITDA (3)/revenue (4)	21.9%	30.8%	17.1%	30.5%	39.3%
Average debt (5)/Adjusted EBITDA (3) (4)	5.70	3.39	6.23	2.61	2.36
Total debt (6)	8,573,780	6,596,689	7,055,471	5,718,360	5,581,293
Total debt (6)/capitalization (7) (4)	47.0%	43.1%	46.8%	40.9%	41.7%
Total debt (6)/equity attributable to parent company (4)	88.6%	75.7%	88.2%	69.3%	71.5%
Working capital (4) (8)	2,462,156	2,911,668	2,103,836	2,248,637	2,489,683
Number of shares	131,893,786	125,042,124	120,474,350	120,474,350	120,474,350
Net income (loss) per share (U.S.$ per share)	0.3	3.9	(3.0)	5.8	8.6
Dividends paid (9)	112,287	94,397	279,622	376,103	471,000
Dividends per share (U.S.$ per share)	0.90	0.78	2.32	3.12	3.91

(1)	Biological assets refer to our forests (current and non- current).
(2)	We calculate capital expenditures as “purchase of property, plant and equipment” plus “purchase of intangible assets”, plus “purchase of other long term assets”. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax”. We calculate EBITDA as EBIT, plus “depreciation and amortization”.
(4)	Unaudited Non-Generally Accepted Accounting Principles (non-GAAP) financial measures.
(5)	We calculate average debt as the average of total debt between the beginning and the end of the applicable year.
(6)	We calculate total debt as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.
(7)	We calculate capitalization as total debt, including accrued interest, plus total equity.
(8)	We calculate working capital by subtracting current liabilities from current assets.
(9)	Dividends paid corresponds to dividends paid to our shareholders during the relevant fiscal period.

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

The
following
table
presents,
for
the
periods
indicated,
a
reconciliation
of
unaudited non-GAAP financial measures
EBIT,
EBITDA
and
Adjusted
EBITDA
to
net
income.

	As of and for the year ended December 31,
	2025	2024	2023	2022	2021
	(in thousands of U.S. dollars, except ratios and share data)
Net profit (loss)	40,879	476,281	(358,527)	704,226	1,031,599
(+) Finance costs	409,724	397,923	373,496	200,366	219,982
(-) Finance income	(62,560)	(66,355)	(131,666)	(72,116)	(33,499)
(+) Income tax expense	39,804	170,400	(27,293)	142,121	402,914
EBIT	427,847	978,249	(143,990)	974,597	1,620,996
(+) Depreciation and amortization(*)	688,048	685,951	661,068	507,029	492,704
EBITDA	1,115,895	1,664,200	517,078	1,481,626	2,113,700
(+) Cost at fair value of the harvest	330,199	440,513	487,778	431,845	342,701
(-) Gain from changes in fair value of biological assets	(204,646)	(159,021)	(264,477)	(12,932)	(81,986)
(+) Gains (losses) on exchange difference in translation	60,748	12,400	194,739	77,067	5,281
(+) Others(**)	29,218	56,018	90,858	189,214	113,674
Adjusted EBITDA	1,331,414	2,014,110	1,025,976	2,166,820	2,493,370

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.
(**)	Reflects other non-cash expenses, such as loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

A.	Reserved

B.	Capitalization and indebtedness

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
demand for our products, our financial condition, results of operations and cash flows.

•	We depend on free international trade as well as economic and other conditions in our principal markets.

•	Changes in international trade and other related policies may adversely impact our business, financial condition, and results of operations.

•	In Chile and in Mexico, we are located in seismic areas that expose our properties to the risk of earthquakes and in Chile, such exposure also includes the risk of tsunamis.

8

•
Compliance with environmental laws and other regulations, and liabilities arising thereunder, have in the past resulted in, and may in the future result in, costs that could adversely affect our business, financial condition, results of operations and cash flows.

•
Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

•	We have been and currently are subject to legal proceedings related to some of our operations which could adversely affect our business, financial condition, results of operations and cash flows.

•
Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

•	Material disruptions affecting our manufacturing mills, remanufacturing facilities, forestry assets or commercial operations could negatively impact our financial results and forestry operations.

•	Currency fluctuations could have a negative effect on our financial results.

•	Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

•	Climate change may increase the frequency and severity of extreme weather events and other natural hazards, which could disrupt our operations .

•
Evaluation and implementations of mergers, acquisitions and investments to expand or complement our operations could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

•	Labor action, contractual and other disputes could adversely affect our operations.

•	Cybersecurity events, such as a cyberattack, could adversely affect our business, financial condition and results of operations.

•	We may face difficulties in implementing our investment projects, which could negatively impact our growth prospects.

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

Risks
Relating
to
Mexico

•	Economic and social conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Mexican government has exercised significant influence over the Mexican economy. Mexican political and economic conditions have a direct impact on our business.

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

	Year ended December 31,
NBSK	2021	2022	2023	2024	2025
Europe
Minimum Price	879.79	1,260.00	1,145.88	1,248.25	1,480.24
Maximum Price	1,340.00	1,498.06	1,429.58	1,626.51	1,598.97
Year-end Price	1,260.67	1,429.03	1,242.99	1,481.62	1,498.31

China
Minimum Price	672.88	762.12	650.10	732.89	657.41
Maximum Price	985.23	989.69	910.07	820.22	804.63
Year-end Price	755.05	884.99	749.25	771.66	692.26

BHKP	2021	2022	2023	2024	2025
Europe
Minimum Price	680.00	1,140.00	800.00	1,000.00	1,000.00
Maximum Price	1,140.00	1,380.00	1,379.97	1,439.98	1,217.68
Year-end Price	1,140.00	1,380.00	1,007.96	1,000.00	1,100.00

China
Minimum Price	500.46	588.18	474.65	545.32	493.32
Maximum Price	780.09	866.17	810.07	741.89	600.80
Year-end Price	576.42	827.59	653.35	545.39	562.03

*	Source: Fastmarkets RISI, Prices in U.S. dollars.

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
During
the
third
quarter
of
2023,
BHKP – China
prices
increased
due
to
higher
demand,
while
BHKP – Europe
began
to
stabilize.
By
the
end
of
2023,
prices
for
both
BHKP – China
and
BHKP – Europe
increased,
fueled
by
improved
European
demand
resulting
from
reduced
pulp
inventories
and
narrowed
price
differentials
with
China. Throughout the first quarter of 2024, BHKP prices in China remained relatively stable and increased during the second quarter, following the European trend. In Europe, prices steadily increased during the first half of the year as demand rose, driven by logistical disruptions in the Suez Canal that impacted incoming paper product shipment. Additionally, supply constraints in long fiber prompted paper producers to replace long fiber with short fiber. In the second half of the year, BHKP prices in China began to decline, primarily due to the ramp-up of two new mills—one in China and another in Brazil—which boosted supply and exerted downward pressure on the market in both China and Europe, as supply outpaced demand. In the second half of the year, BHKP – Europe prices generally decreased, primarily driven by reduced demand due to low seasonality, but most of all due to oversupply and significant spot volume available. However, towards the end of the year, the market stabilized, with prices leveling off as demand steadied. During the first quarter of 2025, BHKP prices in both China and Europe rose, supported by seasonal demand; however, market conditions began to soften toward the end of the period, primarily as a result of tariff-related uncertainty, which prompted customers to limit purchases to immediate needs. During the second quarter, prices in both regions came under pressure due to oversupply stemming from new production capacity and lower consumption. During the third quarter, BHKP – China prices recovered toward the end of the period notwithstanding prevailing oversupply conditions, while BHKP – Europe experienced a slight demand recovery that supported a late‑quarter price increase. During the fourth quarter, BHKP – China prices continued to rise, as demand remained stable and strengthened for unbleached grades, driven by restrictions on recycled pulp imports. In BHKP – Europe, price increases were implemented throughout the period.

Softwood Pulp. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both NBSK – Europe and NBSK – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for NBSK – China, albeit at high levels, and continued to increase for NBSK – Europe. Prices for NBSK – Europe remained largely stable during the second half of 2021, and prices for NBSK – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages. During the first quarter of 2022, prices increased in comparison with the last week of the fourth quarter of 2021, in both
NBSK – Europe and NBSK – China, mostly due to logistical issues and also in Europe, due to high economic activity and low levels of imports from Asia. During the second quarter of 2022, prices increased again due to inflation affecting the markets in both NBSK – Europe and NBSK – China. During the third quarter of 2022, prices of both NBSK –
Europe and NBSK – China remained relatively stable; and at the end of the year of 2022, prices decreased due to a normalization of logistic issues and a relatively stabilization of inventories.
Prices
decreased
considerably
during
the
first
quarter
of
2023
for
NBSK – Europe
and
NBSK – China
due
to
high
inventories
and
low
paper
production.
During
the
second quarter of 2023, prices remained low for NBSK-China while prices for NBSK – Europe continued to decline. In the third quarter of 2023, prices for both NBSK – Europe and
NBSK – China increased towards the end of the quarter until year-end, due to higher demand rates. In the first and second quarters of 2024, NBSK prices in China remained largely stable with only relevant increases during the second quarter, while in Europe, prices rose following the Chinese trend. In the third quarter of 2024, NBSK prices declined in both China and Europe, driven by higher inventories and weaker market demand, before stabilizing toward the end of the period. During the first quarter of 2025, NBSK – China prices increased modestly, while NBSK – Europe prices rose steadily. During the second quarter, NBSK – China prices declined primarily due to oversupply, while NBSK – Europe prices continued to rise through May and June before easing as consumption softened and availability increased. During the third quarter, NBSK – China prices followed a gradual downward trend amid persistent oversupply, while NBSK – Europe prices registered a progressive decline with only limited improvement, notwithstanding marginally stronger demand toward the end of the period. During the fourth quarter, Chinese demand remained generally stable, characterized by low restocking activity, with prices recovering modestly toward period‑end; in NBSK – Europe, prices stabilized as producers maintained reduced operating rates in printing and writing paper grades.

Wood Products.
During
2021,
the
wood
products
markets
remained
generally
stable
and
at
high
levels
both
in
terms
of
prices
and
sales
volume.
Prices
for
some
wood
products
continued
to
increase throughout the year, and we observed some supply shortages in some of the markets we participate in. During 2022, the wood products markets’ demand remained relatively stable in panel consumptions in North America. In addition, our sawn timber segment’s demand was relatively stable during the first half of 2022 and a relatively restricted supply due to logistic issues. During 2023, average prices of all wood products decreased throughout the year, with panels being affected by higher interest rates, oversupply, high inventories, and political uncertainty. Sawn timber was mainly affected by slower markets throughout the year. Throughout 2024, average prices for our wood products declined, primarily due to market overcapacity, along with the effects of inflation, high interest rates, and reduced market activity. During 2025, average prices for most of our wood products increased throughout the year; however, sales volumes declined relative to the prior year. The panels segment experienced a continued decline in demand throughout the year, compounded by persistent oversupply conditions. The sawn timber segment was affected by a slow construction market and tariff-related uncertainty in some countries and oversupply in the market.

Global economic conditions may exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material
and
adverse
declines
in
our
revenues,
results
of
operations
and
financial
condition.
We
have
no
control
over
the
factors
that
cause
prices
to
change
which
include,
among
others:

•	worldwide demand (which may be affected by a number of factors, including economic or political conditions around the world);

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity; and

•	the availability of substitutes.

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

In
February
2022,
Russian
troops
invaded
Ukraine.
The conflict has led to the imposition of sanctions by the United States, the European Union, and other countries against Russia, as well as enhanced export controls on certain products and industries. The conflict has contributed to volatility in certain commodity prices and disruptions in global supply chains. While certain acute economic effects, including elevated energy process and inflationary pressures, have moderated since the onset of the conflict, the extent
and
duration
of
the
military
action,
applicable
sanctions,
and
resulting
market
disruptions
remain uncertain and could
be substantial. Any such disruptions caused by this conflict or resulting sanctions may magnify the impact of other risks described in this annual report.

More
recently,
Houthi attacks
on
marine
vessels
in
the
Red
Sea have disrupted an
important
maritime trade route,
resulting in
extended
lead
times,
delays
in
supplier deliveries, and increased transportation costs. The conflict in the Middle East, principally between
Israel and Hamas, is also a source of uncertainty. Although Israel and Hamas reached a ceasefire agreement in October 2025, the durability of such ceasefire remains uncertain, and any resumption or escalation of hostilities could cause disruption, instability and volatility in global markets and supply chains, which could in turn adversely affect our business operations and financial performance.

In addition, upsurge in violence and military exchanges involving Iran, the United States and Israel could further destabilize the Middle East region. Any direct or indirect conflict involving these countries could result in broader regional instability, additional sanctions, volatility in energy and commodity prices, disruptions to shipping routes and global supply chains, and heightened geopolitical uncertainty. Any such developments could adversely affect global economic conditions and, in turn, materially and adversely impact our business, financial condition, results of operations and cash flows.

The
duration
and
material
impact
of
these
conflicts
remain
highly
unpredictable
and
could
be
substantial.

We
depend
on
free
international
trade
as
well
as
economic
and
other
conditions
in
our
principal
markets.

We
are
a
global
company
with
industrial
operations
in
eleven
countries,
from
which
we
sell
our
products
in
the
domestic
market
and
through
exports.
In
2025,
37.6% of
our
sales
were
to
customers
in
Asia and Oceania,
29.6%
to
customers
in
North
America,
24.9%
to
customers
in
Central
and
South
America,
6.5%
to
customers
in
Europe,
and
1.4%
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

On February 1, 2025, the U.S. government announced a 25% tariff on imports from Canada and Mexico, in addition to previously enacted tariffs on goods from China. These tariffs were initially set to take effect on March 4, 2025. However, on March 6, 2025, the U.S. government granted a one-month exemption from these tariffs for goods meeting the 2020 United States–Mexico–Canada Agreement (USMCA) rules, effectively suspending the tariffs until April 2, 2025. Later, the U.S. imposed universal tariffs on steel, aluminium, and automotive imports, including those from Mexico and Canada. In February 2026, the Supreme Court of the United Sates invalidated certain expansive tariffs. In response, the U.S. administration announced plans to temporarily increase the global baseline tariff on imports into the United States to up to 15%, replacing the previously announced 10% universal tariff on imports from most countries.

These developments are relevant to our operations as we own manufacturing facilities in Canada and Mexico that export products to the United States. The initially imposed tariffs could have led to higher costs for these exports, reducing our price competitiveness and negatively impacting our profit margins. While initial exemptions provided temporary relief, the broader tariff regime remained in flux through 2025 and continues to evolve in 2026, with continued negotiation and policy adjustments, introducing uncertainty into business planning and supply chain operations.

In response, Canada and Mexico signalled or implemented retaliatory trade measures, and similar actions may be taken by other countries affected by trade restrictions. Such countermeasures, and the potential for additional retaliatory tariffs, heighten the risk of escalation into broader trade disputes or trade wars, further increasing the cost and complexity of cross-border operations.

Furthermore, the U.S. administration continued to signal its intent to use tariffs as leverage on a wider set of trade, foreign policy, and security issues. These measures present potential risks to international trade, foreign relations, and labour markets. Increased tariffs could further disrupt supply chains and provoke retaliatory actions from key trade partners. These policies also could introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade.

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

In addition, in February 2025, the U.S. Department of State designated certain Mexican drug cartels as Foreign Terrorist Organizations and Specially Designated Global Terrorists. This action may increase regulatory scrutiny, sanctions, and enforcement, heighten compliance obligations, disrupt cross-border trade, and create reputational risks for businesses operating in or connected to Mexico. It may also intensify political and economic tensions between the United States and Mexico, adversely affecting the broader business environment. The potential direct and indirect effects of such designations on businesses operating in or with Mexico remain uncertain.

There can be no assurance as to the full extent of the U.S. administration’s trade policies and the countermeasures that could be applied against them, and/or their direct and indirect effects on the global economy. These changes could create additional economic and political uncertainty, which may adversely affect our business, financial condition, results of operations, and prospects.
Recent policy announcements, including proposals for broader baseline tariffs and additional sector-specific duties, indicate that U.S. trade policy may continue to evolve rapidly, which could further affect international trade flows and market conditions. See “Item 3. Key Information—Risk Factors—We depend on free international trade as well as economic and other conditions in our principal markets.”

In
Chile
and
in
Mexico,
we
are
located
in
seismic
areas
that
expose
our
properties
to
the
risk
of
earthquakes
and in Chile, such exposure also includes the risk of
tsunamis.

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

Compliance with environmental laws and other regulations, and liabilities arising thereunder, have in the past resulted in, and may in the future result in, costs that could adversely affect our business, financial condition, results of operations and cash flows.

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
conditions
that
restrict
or
limit
our
operations
or
otherwise
adversely
affect
our
business,
financial
condition,
results
of
operations
and
cash
flows.
These
changes
could
also
limit
the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows. Any serious violation of the above mentioned legal frameworks could result in substantial penalties, suspension of operating licenses, reputational damage, and potential personal liability for directors and officers.

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
(i)
various aspects of the Norm’s
General
Environmental
and
Social
Impact
Assessment
(or “AGIES”,
for
its
acronym
in
Spanish),
(ii)
lack of a public consultation process and
(iii)
uncertainty about the background information considered in the rulemaking process. These objections included the failure to adequately identify and account for the economic and social costs associated with implementing the Norm. Other criticism pointed out that many of the parameters and limits are not technically or environmentally justified. The lawsuit remains under review by the court as of the date of this annual report. A ruling is expected later in 2026, with the possibility of further appeals to the Supreme Court.

Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our Valdivia mill faced environmental scrutiny when it began operations in 2004, particularly regarding its alleged impact on the Carlos Anwandter Nature Sanctuary and the black-neck swans living there. Operations were suspended for one month in 2005 due to these concerns. In 2009, as required by the environmental authorities, we submitted an environmental impact study for a pipeline to discharge wastewater into the Pacific Ocean, which was approved in 2010. However, obtaining additional necessary permits for the project has been challenging due to reasons beyond the Company’s control. In February 2025, the maritime concession permit for the pipeline project was denied by the competent authority. The Company has filed an appeal to reverse this decision, which is pending as of the date of this report. As a result, we cannot provide any assurances that the project will be completed and that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia mill’s environmental permit for operation.

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

We have been and currently are subject to legal proceedings related to some of our operations which could adversely affect our business, financial condition, results of operations and cash flows.

In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia mill’s effluent discharge, in January 2019, the National Defense Council (
Consejo de Defensa del Estado
)
instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia mill in connection with the death of fish in the Cruces River in
January
2014. In January 2024, the Third Environmental Court rejected the lawsuit, concluding that there was insufficient evidence to link the alleged environmental damage to the operations of the Valdivia mill. The National Defense Council appealed to the Chilean Supreme Court. On April 3, 2025, the Supreme Court issued a final and binding judgment (
sentencia firme y ejecutoriada
) dismissing the appeal filed by the State Defense Council, thereby affirming the lower court's decision. The Court’s ruling ratified that the evidentiary standard required to establish a causal link between the Valdivia mill's operations and the alleged environmental damage was not met. Consequently, the proceedings have been definitively concluded, and the complaint has been dismissed.

The commencement of criminal and civil proceedings against us at any time in the future could adversely affect some of our mills and/or forestry operations. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

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

In November 2025, the Moncure mill underwent an unannounced stormwater inspection conducted by the North Carolina Department of Energy, Mineral, and Land Resources. No significant instances of non-compliance were identified in the course of the inspection. The inspector noted, however, repeated benchmark exceedances and indicated that continued corrective actions would be required to address such exceedances, consistent with observations previously recorded since 2019. No notices of violation or civil penalties were received in connection with the inspection or the noted benchmark exceedances.

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
2025,
we
had
U.S.$8.6 billion
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
tsunamis.

In past years, a long-lasting conflict in part of the South of Chile extended in territory and escalated in violence towards areas where we have operations, especially in the Biobío, Araucanía and Los Ríos regions. This conflict included assaults, occupation of lands, arson of machinery and other assets, road blockades and confrontations with police. We also faced other additional difficulties in such regions, including theft of logs. The criminal activities affecting our operations in the South of Chile have gradually and substantially diminished since 2022. However, a new escalation of violence may result in material disruptions to our forestry or industrial operations in such regions.

Our commercial operations could also be affected by disruptions or other difficulties regarding supply chains, the availability of transportation, including containers or ships, among other factors.

In
addition,
our
facilities
(or
any
of
our
machines
within
an
otherwise
operational
facility)
could
cease
operations
unexpectedly
due
to
a
number
of
events,
including
unscheduled
maintenance
outages; prolonged power failures; equipment failure; fires; floods; hurricanes; adverse weather conditions;
disruptions
in
transportation
infrastructure,
including
roads,
bridges,
railroad
tracks,
tunnels
and
ports;
chemical
spills
or
releases;
droughts
or
reduced
rainfall
affecting water
supply; or any other operational problem.

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

Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operations
and
cash
flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Pests and diseases afflicting  forest plantations in other parts of the world may migrate and may significantly affect the forestry industry in the future. See “Item 4. Information on our Company—Description of Business—Insurance.”

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
fires. D
uring
the
2024-2025
forest
fire
season,
approximately
4,552
hectares
of
our
forest
plantations
were
adversely
affected
by
fires.

As
of
the
date
of
this
annual
report,
during
the
2025-2026
forest
fire
season,
approximately
6,200
hectares
of
our
forest
plantations
had
been
materially and
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

Climate
change
may increase the frequency and severity of extreme weather events and other natural hazards, which could disrupt our operations
.

A
significant
number
of
scientists,
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
countries
in
an
effort
to
reduce
carbon
dioxide
and
other
greenhouse
gas
emissions
and
combat
global
climate
change.
Such
reductions
in
greenhouse
gas
emissions
could
result
in
increased
energy,
transportation
and
raw
material
costs
and
may
require
us
to
make
additional
investments
in
facilities
and
equipment.
In
addition,
our
plantations
are
located
in
regions
which
have
favorable
climatic
conditions
for
a
short
growing
cycle.
Any
climate
changes
that
negatively
affect
such
favorable
climate
conditions
in
central
or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs.

For instance, Chile has experienced significant climate variability in recent years, with both droughts and heavy rainfall impacting operations. In 2019, a severe drought forced the Licancel mill to suspend activities for nearly three months. While rainfall in the Maule region improved during the summer of 2021, water scarcity persisted, leading to operational suspensions at the Valdivia pulp mill—five days in February 2022 and one day in February 2023 due to low river flows.

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

In Brazil, extreme climate conditions have also disrupted industrial operations. In late April and early May 2024, the state of Rio Grande do Sul experienced unprecedented flooding, driven by intense and prolonged rainfall that far exceeded historical averages. The event, considered the worst flooding in the region in more than 80 years, led to widespread landslides, severe infrastructure damage, and large scale displacement of communities. With rainfall in some areas reaching nearly three times the normal levels for that period, critical services such as transportation, energy, and water supply were heavily affected. The scale of the disruption highlighted the growing exposure of production sites and logistics networks to extreme weather events in southern Brazil.

Although we cannot predict the impact of changing global climate conditions, if any, or potential legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Evaluation and implementations of mergers, acquisitions and investments to expand or complement our operations could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

From
time
to
time,
we
carry
out
mergers,
acquisitions
and
investments
to
expand
or
complement
our
operations.
In
connection
with
such
transactions,
we
may
be
exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential
acquisition
targets;
(ii)
difficulties
in
successfully
integrating,
operating,
maintaining
or
managing
newly-acquired
operations,
including
personnel;
(iii)
unexpected
costs
of such transactions; (iv) unexpected contingent or other liabilities or claims that may arise from such transactions; or (v) inadequate due diligence, in legal environmental and tax matters. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

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

In the first half of 2024, Compañía Puerto de Coronel S.A. in Chile, in which we hold an indirect 50% stake, experienced a strike that lasted for 56 days. This disruption significantly impacted the dispatch of our products, as it was one of our primary shipping ports in Chile.

In Chile, in late 2024 and early 2025, our Valdivia mill was on strike for 37 days, which resulted in a complete halt of production for the duration of the strike.

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

Cybersecurity
events,
such
as
a
cyberattack,
could
adversely
affect
our
business,
financial
condition
and
results
of
operations.

Our business relies on information technology systems to effectively manage and support our core business processes. Therefore, interruptions in these systems caused by employee error
or
attacks,
external
cyber-attacks,
obsolescence
or
technical
failures
can
deeply
harm
our
business
operations.
Cybersecurity
risks
have
generally
increased
in
recent
years
as
a result of the proliferation of new technologies and the increased sophistication and activities of cyberattacks. Any failure of our systems could disrupt our business and result in leaks of confidential information, production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased costs and excess or out-of-stock inventory levels or involve any legal or regulatory breach.

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

Risks
Relating
to
Chile

Adverse
changes
in
Chile’s
political,
legal,
tax,
social
and
economic
conditions
could
directly
impact
our
business
and
the
market
price
of
our
securities.

For the year ended on and as of December 31, 2025, 58.4% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries,
and
56.4%
of
our
revenues
were
attributable
to
our
Chilean
operations.
Accordingly,
our
business,
financial
condition,
results
of
operations
and
cash
flows
depend,
to
a
considerable
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

We cannot assure that future developments in Chile, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress will not adversely affect the Chilean economy or, directly or indirectly, our business, operations, and revenues.

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

Risks
Relating
to
the
United
States
and
Canada

Economic
conditions
in
the
United
States
and
Canada
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2025, 3.8% of our property, plant and equipment were owned by our U.S. subsidiaries, and 13.0% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company—Description of Business.” As
a
result
of
the
foregoing,
to
a
certain
extent,
our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States.

For
the
year
ended
on
and
as
of
December
31,
2025,
0.2%
of
our
property,
plant
and
equipment
were
owned
by
our
Canadian
subsidiaries,
and
3.0%
of
our
revenues
were attributable to our Canadian operations. See “Item 4. Information on our Company—Description of Business.” As
a
result
of
the
foregoing,
to
a
certain
extent,
our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Canada.

Risks
Relating
to
Brazil

Economic
conditions
and
government
policies
in
Brazil
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2025, 17.6% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 8.5% of our
revenues
were
attributable
to
our
Brazilian
operations.
See
“Item
4.
Information
on
our
Company—Description
of
Business.”
As
a
result
of
the
foregoing,
to
a
certain
extent,
our business, financial condition, results of operations and cash flows will be dependent on economic conditions, government policies and local regulations in Brazil.

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

Future economic, social and political developments in Brazil may adversely affect the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries.

Risks
Relating
to
Argentina

Economic
conditions
and
government
policies
in
Argentina
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2025, 4.9% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and 8.7% of our
revenues
were
attributable
to
our
Argentine
operations.
As
a
result
of
the
foregoing,
our
business,
financial
condition,
results
of
operations
and
cash
flows
will
be
dependent,
to a certain extent, on economic conditions and government policies in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

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
On December 19, 2024, the BCRA issued Communication “A” 8161 which allows access to the foreign exchange market for the payment of interest accrued from January 1, 2025, onwards without penalty. As of December 31, 2025, the amount of interest due is U.S.$
67.1
million. However, the BCRA has not yet authorized Arauco Argentina to make the interest payments that were due on June 1, 2023, December 1, 2023, June 1, 2024 and December 1, 2024.

During 2023, the former administration of the Argentine government approved different rules that complexified or directly prohibited access to the MULC for payments to foreign suppliers. For this reason, Arauco Argentina has received a series of loans from its shareholder Arauco Wood Ltd. in order to be able to make certain payments on overdue debts. The balance due as of December 31, 2025 is U.S.$
45
million.

We cannot predict how current foreign exchange restrictions may change after the date hereof and whether they may limit or impede our ability to fulfil our commitments, which in turn may have a negative impact on our financial condition, results of operations and cash flows.

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
We
have
no
control
over
and
cannot
predict
how
government
intervention
and
policies
will
affect
the
Argentine
economy
or,
directly
and
indirectly,
our
operations
and financial condition.

Future economic, social and political developments in Argentina may adversely affect the business, financial condition, results of operations and cash flows of our
Argentine
subsidiaries.

Risks
Relating
to
Mexico

Economic
and social
conditions
and
government
policies
in
Mexico
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2025,
2.7
% of our property, plant and equipment were owned by our Mexican subsidiaries, and
3.0
% of our revenues were
attributable to our Mexican operations. See “Item 4. Information on our Company—Description of Business.”

Mexico has recently experienced an upsurge in violence. Although the situation remains evolving, further escalation or geographic expansion of violence could adversely affect the regions in which we operate. If violence were to intensify or disrupt public security in the areas where we operate, it could impact the safety of our personnel, the continuity of our operations, the execution of expansion projects, the reliability of logistics and supply chains, and our operating costs. Any such disruptions could have a material adverse effect on our business, financial condition, and results of operations.

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
2025,
12.4
%
of
our
property,
plant
and
equipment
and
forest
assets
were
located
in
Uruguay,
and
7.5
%
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

Credit
rating
downgrades
below
investment
grade
could
have
a
material
and
adverse
effect
on
our
business,
financial
condition,
results
of
operations
and
ability
to
service
our debt, including our securities.

Credit rating agencies could downgrade our ratings either due to factors specific to us, a prolonged cyclical downturn in the forestry industry or macroeconomic trends
(such as global or regional recessions) and trends in credit and capital markets more generally. Any decline in our credit rating could increase our cost of borrowing and may affect our financial condition, results of operations and profitability, including our ability to refinance our existing indebtedness.

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

On October 4, 2024, Fitch Ratings changed our ratings outlook from stable to negative after the approval of the Sucuriú Project. While acknowledging the strategic importance of the project in positioning the Company as the second-largest pulp producer with a competitive cost structure, Fitch highlighted that it would place pressure on our net leverage. For more information regarding the Sucuriú Project, see “
Item 4. Information on our Company—Description of Business—History”
.

On November 24, 2025, Standard & Poor’s revised our ratings outlook from stable to negative citing that persistently low pulp prices could affect our EBITDA and operating cash flow. Additionally, Standard & Poor’s noted that while capital expenditures related to the Sucuriú Project are expected to place pressure on our balance sheet, the project is expected to enhance the Company's long-term competitiveness and efficiency by increasing production capacity and lowering average unit costs.

We
cannot
assure
that
we
will
not
be
subject
to
further
credit
rating
downgrades.
Credit
rating
downgrades
below
investment
grade
could
have
a
material
and
adverse
effect
on
our
ability
to
service
our
debt,
including
our
securities,
which,
in
turn,
could
have
a
material
adverse
effect
on
our
business,
financial
condition
and
results
of
operations.

Item
4.
Information
on
our
Company

DESCRIPTION
OF
BUSINESS

Overview

We believe we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of market pulp, in the form of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving and fluff pulp, and panels (fiberboard and particleboard) in terms of production capacity. We have industrial operations in
Chile,
Argentina,
Brazil,
Mexico,
the
United
States
and
Canada.
We
also
have
industrial
operations
in
Uruguay,
through
our
50%
share
in
the
Montes
del
Plata
joint
operation,
and
in
Spain,
Portugal,
Germany
and
South
Africa,
through
our
50%
share
in
the
Sonae
Arauco
joint
venture.
As
of
December
31,
2025,
we
owned
more
than
735
thousand
hectares of forest plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2025, (i) we sold 4.6 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving pulp; (ii) we sold 7.1 million cubic meters of wood products,
including
sawn
timber
(green
and
kiln-dried
lumber),
remanufactured
wood
products,
plywood
and
panels (medium-density fiberboard (“MDF”), particleboard (“PBO”), and high-density fiberboard (“HDF”)); and (iii) we harvested
17.9
million cubic meters of sawlogs and
pulplogs. Our revenues consist of export sales and domestic sales in the countries where we have industrial operations. During 2025, sales in Asia and Oceania, North America, South and
Central America, Europe and other regions accounted for
37.6
%,
29.6
%,
24.9
%,
6.5
% and
1.4
% respectively, of our total revenue for such year.

As
of
December
31,
2025,
our
planted
forests
consisted
of
approximately
52.3
%
eucalyptus
and
approximately
45.8
%
radiata,
taeda
and
elliottii
pine.
We
seek
to
manage
our
forestry
resources
sustainably
and
in
a
way
that
ensures
that
the
annual
growth
of
our
forests
is
equal
to
or
greater
than
the
volume
of
resources
we
harvest
each
year.
In 2025, we planted a total of
124,518
hectares and harvested a total of
44,637
hectares in Chile, Argentina, Brazil and Uruguay.

We
operate
our
business
through
two
main
segments:
pulp
and
wood
products,
each
as
described
below.

Pulp

Our pulp segment consists of our manufacturing of market pulp, in the form of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving pulp and fluff pulp. Our pulp segment also includes our sales of forestry products (i.e., sawlogs, pulplogs, chips and others) and energy.

We own four producing pulp mills in Chile, one in Argentina and jointly own one in Uruguay through our Montes del Plata joint operation with Stora Enso. Our aggregate installed annual
pulp
production
capacity
(including
our
50%
share
of
the
Montes
del
Plata
mill’s
1.4
million
metric
ton
capacity)
is
approximately
5.1
million
metric
tons.
During
2025,
our pulp mills produced
4.3
million tonnes of bleached pulp and
0.3
million tonnes of unbleached pulp.

During 2025, our sales volume (in tonnes) in Asia and Oceania, Europe and North and South America represented
76.2
%,
13.6
% and
10.2
%
respectively
of
our
total
pulp
sales
volume
for
such
year.
During
2025,
our
pulp
and
forestry
segment
revenues
were
U.S.$
2,935.9
million,
representing
48.3
%
of
our
total
revenues for such year.

Wood
Products

Our
wood
products
segment
consists
of
our
manufacturing
of
fiberboard
panels,
sawn
timber,
plywood
and
remanufactured
wood
products.

During 2025, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented
49.1
%,
39.4
%,
8.5
% and
3.0
%, respectively, of our total wood products sales volume for such year. During 2025, our wood products segment revenues were
U.S.$
2,958.1
million, representing
48.6
% of our total revenues for such year, and were comprised of (i) U.S.$
2,028.1
million in sales of fiberboard panels and (ii) U.S.$
930.0
million in sales of sawn timber, plywood and remanufactured wood products.

Fiberboard
Panels

We
own
and
operate
fiberboard
panels
mills
in
Chile,
Argentina,
Brazil,
the
United
States,
Canada
and
Mexico.
Fiberboard
includes
MDF,
PBO
and
HDF.
As
of
December 31, 2025, our aggregate installed annual fiberboard panels production capacity was approximately
6.3
million cubic meters, and our production during 2025 was
approximately
5.1
million cubic meters.

During 2025, our sales volume (in cubic meters) of medium-density fiberboard panels and particleboard panels represented approximately
51.8
% and
48.2
% of our total
fiberboard panels sales volume, respectively. For the same year, our fiberboard panels sales volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina,
Chile and other countries represented
42.7
%,
27.4
%,
12.0
%,
9.5
%,
4.3
% and
4.1
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
facilities
in
Chile
and
in
Argentina
that
reprocess
sawn
timber
into
remanufactured
wood
products
such
as
mouldings
and
frames.
In
2025,
we
produced
2.7
million
cubic
meters
of sawn timber, plywood and remanufactured wood products.

During 2025, our sawn timber, plywood and remanufactured wood products sales volume (in cubic meters) in the United States, Chile, Mexico, South Korea, China, Japan,
Vietnam, Saudi Arabia and other countries represented
29.4
%,
17.5
%,
6.7
%,
6.4
%,
6.2
%,
4.4
%,
3.7
%,
3.3
% and
22.4
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

On September 24, 2024, our Board of Directors approved the construction of a pulp mill by our subsidiary Arauco Celulose do Brasil S.A. in the municipality of Inocência, State of Mato Grosso do Sul, Brazil (the “Sucuriú Project”). The total investment for the new mill is currently estimated at approximately US$4.6 billion. The mill is expected to have an annual production capacity of approximately 3.5 million air-dried metric tonnes of bleached hardwood kraft pulp (“BHKP”) and to be self-sufficient in energy consumption, generating a surplus of approximately 220 megawatts of renewable energy derived from forest biomass. We currently anticipate that the mill will commence operations in the last quarter of 2027, although such timeline may be subject to change as a result of potential delays in the development of the project. We intend to finance the Sucuriú Project through a combination of debt financing, a capital increase, and available cash on hand. At the Extraordinary General Shareholders’ Meeting held on October 17, 2024, our shareholders approved a capital increase of up to US$1.2 billion, of which US$300 million was paid on December 17, 2024, and US$450 million was paid on December 16, 2025.

On July 29, 2025, our subsidiary Arauco Celulose do Brasil S.A. entered into a timber purchase and sale agreement with the Brazilian company Eldorado do Brasil, covering approximately twelve million cubic meters of timber with bark. This agreement is intended to secure the forest raw material supply required for the development of the Sucuriú Project in the state of Mato Grosso do Sul, Brazil. Arauco continues to advance efforts to consolidate access to the full timber supply necessary for the Sucuriú Project.

On January 1, 2026, Arauco do Brasil S.A. was absorbed by Arauco Indústria de Painéis S.A. through a reverse merger. The merger was implemented with the objective of simplifying intercompany processes, optimizing commercial operations, and achieving more efficient management of business activities. This merger enabled the minimization of asset transfers between companies, the reduction of accounting and tax complexity, the optimization of invoicing processes and the mitigation of operational risks.

Our principal executive offices are located at Avenida El Golf 150
,
14
th
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

The
following
table
sets
forth
our
ownership
interests
in
our
subsidiaries
as
of
December
31,
2025.

	Country of incorporation	Total stock held (%)
Agrícola Ranquillón SpA	Chile	98.6430
Agrícola San Carlos SpA	Chile	99.9484
Agrícola Santa Emilia SpA	Chile	98.9484
Agrícola Siberia SpA	Chile	98.6430
Altovento SpA	Chile	99.9484
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd. (1)	Australia	99.9990
Arauco Bioenergía SpA	Chile	99.9990
Arauco Canada Ltd.	Canada	99.9991
Arauco Celulose do Brasil S.A.	Brazil	99.9990
Arauco Colombia S.A.	Colombia	99.9983
Arauco do Brasil S.A. (2)	Brazil	99.9991
Arauco Empreendimentos Florestais MS Ltda.	Brazil	99.9991
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Industria de México S.A. de C.V.	Mexico	99.9991
Arauco Middle East DMCC (3)	United Arab Emirates	99.9990
Arauco North America, Inc.	U.S.A.	99.9991
Arauco MS Participações S.A.	Brazil	99.9991
Arauco Perú S.A.	Peru	99.9990
Arauco Participações Florestais Ltda.	Brazil	99.9991
Arauco Industria de Paineis S.A.	Brazil	99.9991
Arauco Porto Brasil S.A.	Brazil	99.9981
Arauco Ventures Limited	United Kingdom	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Arauco Wood Limited	United Kingdom	99.9991
Araucomex S.A. de C.V.	Mexico	99.9991
Araucomex Servicios S.A. de C.V.	Mexico	99.9991
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	56.8312
Forestal Arauco S.A.	Chile	99.9484
E2E SpA	Chile	99.9986
Forestal Cholguán S.A.	Chile	98.6430
Inversiones Arauco Internacional Limitada	Chile	99.9990
Investigaciones Forestales Bioforest SpA	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Lemu Earth SpA	Chile	96.3692
Lemu Global Limited	United Kingdom	96.3692
Lemu Inc.	U.S.A.	96.3692
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A.	Chile	99.9986
Mahal Empreendimentos e Participações S.A.	Brazil	99.9991
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Parque Eólico Girasol SpA.	Chile	99.9484
Parque Eólico El Jazmín SpA.	Chile	99.9484
Parque Eólico El Trébol SpA.	Chile	99.9484
Parque Eólico Hortensias SpA.	Chile	99.9484
Parque Eólico Las Calas SpA.	Chile	99.9484
Parque Eólico Las Dalias SpA.	Chile	99.9484
Parque Eólico Las Fresias SpA.	Chile	99.9484
Parque Eólico Lavanda SpA.	Chile	99.9484
Parque Eólico Los Cardos SpA.	Chile	99.9484
Parque Eólico Tulipanes SpA.	Chile	99.9484
Servicios Aéreos Forestales Ltda.	Chile	99.9991
Servicios Logísticos Arauco SpA	Chile	99.9992
Tecverde S.A.	Brazil	91.1131
Woodaffix LLC.	U.S.A.	99.9991

(1)	Company dissolved in February 2026.
(2)	Company dissolved in January 2026.
(3)	Company under ongoing liquidation.

BUSINESS
OVERVIEW

Business
Strategy

We base our business on the renewable bioeconomy, where wood serves as the central raw material for designing sustainable products that benefit various industries. Our operations and products aim to:

•	Ensure business continuity through responsible forest management: We conserve integrated and resilient landscapes, ensuring their regeneration and long-term vitality.

•	Create sustainable, carbon-storing products: Pulp, wood products, and renewable energy are part of our portfolio.

•	Maximize the use of renewable resources: We develop solutions that replace fossil-based materials, store carbon, and help mitigate climate change.

•	Seize opportunities in global markets: We strengthen our competitiveness through innovation and sustainable governance.

•	Positively impact local communities: We contribute to the social, economic, and environmental development of the areas where we operate.

•	Adopt international standards: We ensure transparency, risk management, and compliance with the commitments we undertake.

Domestic
and
Export
Sales

The
following
table
sets
forth
our
revenues
derived
from
exports
and
domestic
sales
for
the
years
indicated.

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S. dollars)
Export Sales (1)
Bleached pulp	$2,261	$2,419	$1,885
Unbleached pulp	226	210	208
Dissolving pulp	316	419	280
Sawn timber	282	321	355
Remanufactured wood products	253	262	261
Plywood	265	279	254
Fiberboard panels	329	346	369
Other	4	4	5
Total export revenue	$3,937	$4,260	$3,617
Domestic Sales (2)
Bleached pulp	$113	$140	$176
Unbleached pulp	5	5	4
Dissolving pulp	0	0	0
Sawn timber	57	49	54
Remanufactured wood products	27	18	20
Plywood	45	44	39
Fiberboard panels	1,700	1,725	1,779
Logs	5	49	96
Electric power	114	102	90
Other	82	154	137
Total domestic revenue	$2,147	$2,286	$2,395
Revenue	$6,084	$6,546	$6,012

The
following
table
sets
forth
a
geographic
market
breakdown
of
our
revenues
for
the
years
indicated.

	Year ended December 31
	2025	2024	2023
	(in millions of U.S. dollars)
Export Sales (1)
Asia and Oceania	$2,290	$2,456	$2,056
North America	785	826	840
Europe	398	514	400
Central and South America	380	320	211
Other	84	144	110
Total export revenues	$3,937	$4,260	$3,617
Domestic Sales (2)
Asia and Oceania	-	-	-
North America	1,013	1,083	1,067
Europe	-	-	-
Central and South America	1,135	1,203	1,328
Other	-	-	-
Total domestic revenues	$2,147	$2,286	$2,395
Revenue	$6,084	$6,546	$6,012

(1)	Export sales are sales in a country different from the country where the goods were produced.

(2)	Domestic sales are sales in the same country where the goods were produced.

Forestry
Activity

Radiata and taeda pine plantations in South America benefit from highly favorable climatic and soil conditions that enable them to have one of the fastest growth rates for softwood species globally. Within specific latitudinal bands in Chile and Argentina, these conditions allow radiata and taeda pine to reach harvestable volumes in significantly shorter rotation cycles than those observed in most temperate forests of the Northern Hemisphere.

Typical rotation ages for pine plantations in our operations range from approximately 18 years for pulplogs and standard sawlogs to approximately 23 years for higher-quality sawlogs. In comparison, temperate softwood forests in North America and Europe often require 18 to 45 years to produce pulplogs and between 50 and 150 years for high-quality sawn timber. These differences in biological productivity translate into significant structural advantages for South American forestry, enabling competitive fiber production with lower land requirements and shorter investment cycles.

Over recent decades, productivity gains have been supported by continuous advances in genetic improvement and silvicultural practices. Today, plantation management increasingly integrates advanced breeding programs, improved clonal material, site-specific silviculture and digital monitoring tools aimed at maximizing wood quality, productivity and resource efficiency.

Eucalyptus plantations have become a central component of fiber supply in several of the countries where we operate, including Chile, Brazil and Uruguay. The productivity of these plantations is supported by intensive genetic improvement programs, clonal propagation technologies and precision silviculture practices that optimize the interaction among genotype, site conditions and management regimes.

During the establishment phase, typically within the first and second year following planting, eucalyptus stands undergo targeted vegetation control and site-specific fertilization. Plantation management increasingly relies on data-driven monitoring systems, remote sensing and field analytics to track stand development, detect stress factors and guide operational decisions.

Integrated pest management strategies combine biological control agents, silvicultural practices and continuous monitoring to regulate pest populations and mitigate risks to plantation health.

Depending on species, site productivity and management objectives, eucalyptus plantations typically reach harvestable maturity within rotation cycles ranging from approximately 7 to 12 years. These short rotations, combined with advances in genetics, silviculture and operational technology, support highly efficient fiber production systems and contribute to the long-term sustainability and competitiveness of plantation forestry in the regions where we operate.

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
subsidiaries
have
received
various
environmental
certifications
as
of
the
date
of
this
annual
report.
You
can
find
more
information
about
our
certifications
under
the
“Sustainability” section of our website (
https://www.arauco.cl/en/sostenibilidad/certificaciones/
).

Forest
Plantations

As of December 31, 2025, our planted forests mainly consisted of approximately 52.3% eucalyptus and 45.8% radiata, taeda and elliottii pine. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry
and
timber
and
the
production
of
long-fiber
pulp
for
sale
to
manufacturers
of
paper
and
packaging.
Eucalyptus
is
used
to
produce
short-fiber
pulp
for
sale
to
manufacturers of paper and tissue.

We
seek
to
manage
our
forestry
resources
seeking
to
ensure
that
the
annual
growth
of
our
forest
is
equal
to
or
greater
than
the
volume
of
resources
harvested
each
year.
In
2025,
we
planted
a
total
of
124,518
hectares
and
harvested
a
total
of
44,637
hectares
in
Chile,
Argentina,
Brazil
and
Uruguay.

Our planted radiata pine and eucalyptus forests located in central and southern Chile, are within close proximity to our major production facilities. As of December 31, 2025, we owned approximately 1.0 million hectares of land in Chile, of which approximately 607 thousand hectares are forest plantations.

As of December 31, 2025, we owned approximately 264,111 hectares of forest and other land in Argentina, approximately 59,790 hectares of forest and other land in
Brazil
and
approximately
111,438
hectares
of
forest
and
other
land
that
Montes
del
Plata
owns
in
Uruguay.
Of
the
total
land
we
own
in
Uruguay
through
the
Montes
del
Plata
joint operation, 62% is planted with eucalyptus (mainly dunnii with 75%, and other species with 25%).

Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately 91,532 hectares
of
land
are
planted
with
taeda
pine
and
elliottii
pine,
both
species
of
softwood
that
have
a
growth
rate
similar
to
that
of
radiata
pine,
and
354,329 hectares
with
eucalyptus.
The
balance
includes
plantations
of
other
species
of
trees, land to be planted, protected areas and native forests.

The
following
table
sets
forth
the
number
of
hectares
and
types
of
uses
of
our
land
holdings
and
rights,
as
of
December
31,
2025.

	As of December 31, 2025
	Total	Distribution
	(in h ectares)	(percentage)
Pine plantations (1)
0-5 years	121,640	7%
6-10 years	125,123	7%
11-15 years	91,502	5%
16-20 years	81,270	5%
21+ years	71,402	4%
Subtotal	490,937	27%
Eucalyptus plantations
0-5 years	364,850	20%
6-10 years	110,934	6%
11-15 years	52,753	3%
16-20 years	9,848	1%
21+ years	21,419	1%
Subtotal	559,803	31%
Plantations of other species	20,604	1%
Subtotal of plantations	1,071,345	60%
Land for plantations	113,154	6%
Land for other uses (2)	612,975	34%
Total (3)	1,797,474	100%

(1)	All years are calculated from the date of planting.

(2)	Includes roads, firebreaks, native forests and yards.

(3)
Includes
100%
of
the
plantations
we
own
in
Chile,
100%
of
the
plantations
we
own
in
Argentina,
50%
of
the
plantations
we
own
in
Uruguay
through
the
Montes
del
Plata
joint
operation and
100% of the plantations we own in Brazil. Also includes 335,608 hectares for which we
have
the
right
to
harvest
but
do
not
own
the
land,
of
which
1
hectare
is in
Chile,
17
hectares
are
in
Argentina,
293,783
hectares
are
in
Brazil
and
41,808
hectares
are in Uruguay.

Land
Acquisition
and
Afforestation

As of December 31, 2025, we owned forest plantations in Chile, Brazil, Argentina, and via our joint operation Montes del Plata, in Uruguay. Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1.8 million hectares as of December 31, 2025. In the five years ending December 31, 2025, we purchased 10,797 hectares of land in Chile and 16,299 hectares in Uruguay, through our 50% share in the
Montes del Plata joint operation. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business—History”.

We expect to acquire or to constitute rights over additional land if we have the possibility to do so at a desired price or location. There can be no assurance that we will be able to acquire land or rights at a desired price or in a desired location.

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

Forest
Management

For
our
pine
plantations,
our
forestry
management
activities
seek
to
increase
our
production
of
sawlogs
through
advanced
genetic
techniques,
planting
and
site
preparation
procedures,
thinning
and
pruning.
Managed
forests
can
produce
trees
of
larger
diameter
and,
if
pruned,
a
higher
proportion
of
clear
wood,
which
generally
commands
a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2025, approximately 36% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2025, we had 6 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then
plant
the
seedlings
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
year.

The
following
table
illustrates,
on
a
hectare
basis,
the
extent
of
our
thinning,
pruning
and
harvesting
activities
in
Chile
during
the
periods
indicated.

	Year ended December 31,
	2025	2024	2023
	(i n hectares)
Thinning	7,036	5,918	2,421
Pruning	17,295	21,172	21,048
Harvesting	29,284	32,698	30,392

We manage our forest activities, but we also hire independent contractors to perform many of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2025, we had arrangements with 124 independent contractors that employed 8,602 workers
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

Forest Fire Control

We operate an extensive fire control system to reduce fire damage to our forests in Chile. Our fire control system consists primarily of a system of automated spotter towers,
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

During the 2023-2024 season,
815 hectares
of
our
forest
plantations
were
adversely
affected
by
forest
fires
.

During
the
2024-2025
forest
fire
season,
approximately
4,552
hectares
of
our
forest
plantations
were
adversely
affected
by
fires.

As of December 31, 2025, we recognized a forest fire loss of U.S.$9.8 million, net of insurance compensation, for the fires in Chile. As of the date of this annual report, during the
2025-2026
forest
fire
season,
approximately
6,200 hectares
of
our
forest
plantations
had
been
materially and
adversely
affected
by
fires.

For
more
information
regarding
certain
risks
to
our
forests
presented
by
disease
and
fire,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company
—Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operations
and
cash
flows.”

Forest
Production

We harvested 17.9 million cubic meters of logs during the year ended December 31, 2025, consisting of 6.1 million cubic meters of sawlogs, 5.0 million cubic meters of pine pulplogs and 6.7
million
cubic
meters
of
eucalyptus
pulplogs
and
other
logs.
During
2025,
our
sawmills
and
panel
mills
used
6.0
million
cubic
meters
of
sawlogs.
We
also
sold 37.3 thousand cubic meters of sawlogs to unaffiliated domestic sawmills during 2025.

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

Our
forests
are
subject
to
various
risks,
including
disease
or
fires.
The
forest
plantations
affected
by
the
fires
had
insurance
coverage,
with
their
corresponding
deductibles and limits.

For
more
information
regarding
certain
risks
to
our
forests
presented
by
disease
and
fire,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company
—Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operations
and
cash
flows.”

Pulp

We believe that we were one of the world’s largest producers of bleached and unbleached softwood market pulp in terms of production capacity in 2025. For the year ended December 31,
2025, our worldwide pulp sales were U.S.$2.9 billion, representing 48.0% of our consolidated revenues for such year.

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
produce
steam,
providing
heat
and
generating
electricity
for
the
mill.
Our
bleached
pulp
is
bleached
to
a
90+
brightness
level,
as
measured
by
the
ISO
test
procedure,
which
is
one
of
the
industry’s
measurement
methods.
In
the
case
of
dissolving
pulp,
the
process
aims
to
obtain
a
pulp
with
a
high
cellulose
content
with
a
specific
range
of
viscosity.
The
process
is
similar
to
the
aforementioned
kraft
process
with
two
additional
key
stages:
(i)
a
stage
before
cooking
called
prehydrolysis,
in
which
steam
is
used
to
degrade
and
remove
hemicelluloses
from
the
chips,
obtaining
a
pulp
with
a
high
cellulose
content,
and
(ii)
an
ozone
stage
in
the
bleaching
sequence
that
allows
for
better
control
of
the
viscosity of the pulp.

Pulp
Mills

As of December 31, 2025, we owned four producing pulp mills in Chile, one in Argentina, and jointly owned one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 5.1 million tonnes. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay.
Our five pulp mills, and the 50% volume from our interest in the Montes del Plata mill, produced 4.3 million tonnes of bleached pulp and 0.3 million tonnes of unbleached pulp in
2025.

All our pulp mills in Chile, Argentina and Uruguay are certified under international standards. You can find more information about our certifications under the
“sustainability” section of our website (
https://www.arauco.cl/en/sostenibilidad/certificaciones/
).

The
following
table
sets
out
kraft
pulp
installed
capacity
and
production
in
thousands
of
tonnes
for
each
of
the
years
indicated.

			Production
		Installed
Mill	Product	Capacity	2025	2024	2023	2022	2021
Chile
Arauco 1 (1)	BHKP	-	-	-	-	1	225
Arauco 2	BSKP	540	482	503	479	469	486*
Arauco 3	BHKP	1,560	1,390	1,329	803	-	-
Nueva Aldea	BHKP	520	496	493	486	481	515
Nueva Aldea	BSKP	520	525	500	486	483	481
Valdivia (2)	DP/BHKP	550	429	421	296	324	436
Constitución	UKP	355	289	296	215	288	309
Licancel (3)	UKP	-	-	-	87	148	150
Uruguay
Montes del Plata (4)	BHKP	720	718	731	719	715	749
Argentina
Puerto Esperanza	FLUFF/BSKP	350	299	270	257	266	298
Total		5,115	4,628	4,544	3,828	3,175	3,649

(*)	Represents bleached and unbleached production volume.

(1)	In January 2022, after 50 years in operation, Line 1 of the Arauco mill was permanently shut down as contemplated by the MAPA project and in accordance with the environmental permit.

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

The
following
is
a
description
of
each
of
our current operating
pulp
mills
in
Chile,
Argentina
and
Uruguay as of December 31, 2025.

Chile
Arauco Mill
Arauco 2.
Arauco line 2 is located in the Biobío Region and was completed in 1991. Arauco 2 produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

Arauco 3.
Arauco line 3 is located in the Biobío Region and produced its first bale of pulp in January 2023. The mill was designed considering an elementary chlorine free bleaching
process
and
seeking
to
minimize
the
use
of
water
per
tonne,
minimizing
gaseous
and
liquid
emissions
to
the
environment,
and
optimizing
the
use
of
energy
to
maximize power energy surplus to national net based in biomass.

Constitución Mill
. The Constitución mill is located in the Maule Region, Chile, and we believe
ranks
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

Nueva Aldea Mill.
Located in the Ñuble Region of Chile, this mill was completed in 2006, and its production capacity consists in equal parts to bleached softwood kraft pulp and bleached hardwood kraft pulp. The Nueva Aldea mill is equipped to produce elementary chlorine-free pulp.

Argentina
Puerto
Esperanza
Mill
.
Arauco
Argentina’s
softwood
pulp
mill
is
located
in
the
Province
of
Misiones.
The
installed production capacity of the mill consists of fluff pulp and bleached softwood pulp.

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

Cash
Cost
of
Bleached
Softwood
Kraft
Pulp
Delivered
to
China

Based on information published by Hawkins Wright Ltd., we believe that in 2025 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for bleached softwood kraft pulp produced in certain other regions of the world and delivered to China, mainly due to lower wood and labor costs, as well as lower transportation costs from Chile to China.

The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced by Arauco in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp Delivered to China
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	232	292	275	220	384	402
Chemicals	78	80	76	94	78	81
Labor and other cash costs (2)	172	243	232	252	143	144
Operating costs	482	615	583	566	605	627
Transportation (3)	41	77	116	85	57	57
Marketing and sales	4	32	16	21	9	8
Total delivered cash cost	528	724	715	672	671	692

Source:
Arauco (for our cash costs referred in the table)
and
Hawkins
Wright
Ltd.
(“The
Outlook
for
Market
Pulp
Demand,
Supply,
Costs
and
Prices”,
December
2025)

(1)	Includes cash costs (defined as production cost without depreciation) only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.

(2)	Other cash costs include energy, maintenance costs and other mill costs.

(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2025 was 82.7 million tonnes according to Hawkins Wright Ltd. We believe that our production capacity represented approximately 5.6% of the worldwide market for bleached kraft pulp in 2025. During the same year, we exported 99.1% of our bleached pulp (in terms of tonnes sold), mainly to customers in Asia and Western Europe.

Unbleached softwood pulp is mainly produced by integrated manufacturers, and there are a few companies that sell market pulp like us. “Market pulp” is pulp sold to manufacturers
of
paper
products,
as
opposed
to
pulp
produced
by
an
integrated
paper
producer
for
use
in
its
own
paper
production
facilities.
With
a
worldwide
installed
capacity
of
unbleached
softwood
kraft
pulp
of
3.2
million
tonnes
for
2025,
according
to
Hawkins
Wright
Ltd.,
we
are
the
world’s
largest
single
producer
of
unbleached
softwood
market
pulp in terms of production capacity, with approximately 11.2% of the total market in 2025. During the same year, 97.8% of our total unbleached market pulp sales (in terms of tonnes
sold)
consisted
of
export
sales.
While
for
the
last
eight
years
Asia
has
been
our
principal
export
market
for
unbleached
market
pulp,
we
continually
seek
niche
markets
for
our products in Western Europe and the United States.

The
following
table
sets
forth,
by
region,
our
sales
volume
to
unaffiliated
third
parties
of
bleached
and
unbleached
pulp
for
the
years
indicated.

	For the Year Ended December 31,
	2025	2024	2023
		(in tonnes)
Bleached Pulp
Asia and Oceania	3,277,460	3,153,257	2,670,497
Europe	622,108	678,755	562,051
North and South America	419,036	357,873	273,773
Other	-	77	350
Total	4,318,604	4,189,962	3,506,672
Unbleached Pulp
Asia and Oceania	245,014	221,081	259,357
Europe	7,188	8,371	3,726
North and South America	50,366	49,012	40,649
Other	2,295	5,261	2,398
Total	304,863	283,725	306,130

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
Factors—Risks
Relating
to
the
Company—Fluctuations
in
market
price
for
our
products
could
adversely
affect
our
financial
condition,
results
of
operations
and
cash
flows.”

The
following
table
sets
forth
our
average
bleached
and
unbleached
pulp
prices
per
tonne
for
each
quarter,
of
the
years
indicated.

	2025	2024	2023
	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	645	701	850
2Q	667	756	664
3Q	606	736	601
4Q	595	660	651
Unbleached Pulp
1Q	687	730	720
2Q	678	711	642
3Q	607	705	635
4Q	610	691	689

(1)	Includes bleached kraft pulp and dissolving pulp.

In
accordance
with
customary
pulp
market
practice,
we
do
not
have
long-term
sales
contracts
with
our
customers
(except
for
a
few
limited
cases);
rather,
we
maintain
long-standing
relationships
with
our
customers
with
whom
we
periodically
reach
agreements
on
specific
volumes
and
prices.
We
have
a
diversified
customer
base
located
throughout
the world and totaling, as of December 31, 2025, more than 305 customers. As of December 31, 2025, we employed 7 sales agents to represent us in more than 44 countries. We manage this worldwide sales network from our headquarters in Chile.

Additionally, and as part of the business activities contained within our pulp business segment, we sell certain forestry products to third parties. The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2025	2024	2023	2022	2021
	(in thousands of cubic meters)
Sawlogs	37	530	1,066	1,263	1,431
Pulplogs	130	848	1,068	1,319	1,242
Chips	-	-	-	-	34
Others	522	2,638	1,945	1,281	1,773

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
products
from
the
Montes
del
Plata
pulp
mill
also
cogenerate
the
steam
and
electricity
to
meet
our
energy
needs,
and
surplus
power
is
delivered
to
the
Uruguayan
power
grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2025:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	425	300	155	145
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel (1)	-	-	-	-
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	-	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	10	-	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	41	9	32
Total Chile	875	676	332	344
Uruguay:
Montes del Plata (2)	90	90	40	50
Total Uruguay	90	90	40	50
Argentina:
Piray	38	30	16	15
Puerto Esperanza	47	47	39	-
Total Argentina	85	77	55	15
Brazil:
Jaguariaíva solar plant	1	1	1	-
Total Brazil	1	1	1	-
Total	1,051	844	428	409

(1)	Licancel mill indefinitely suspended operations in August 2023.

(2)	Considers 50% of our Montes del Plata joint operation

As of December 31, 2025, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development
Mechanism
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

We were the first Chilean forestry company to issue Certificates of Emission Reductions (“CERs” or “Carbon Credits”) under the CDM of the Kyoto Protocol. Between 2007 and 2025, we contributed 9.65% of total carbon credits in the energy generation from the residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This portfolio of initiatives represents a net issuance of 5.5 million CERs under our CDM projects.

In 2025, we received an issuance of CERs under the CDM; however, no sales commitments were secured for this inventory. This represents the last certificate issuance under the CDM framework for Arauco. Moving forward, we are transitioning all our CDM-registered projects to the Article 6.4 mechanism of the Paris Agreement, for which all projects are eligible, and the transition process is underway.

The
following
table
shows
the
volumes
of
certificates
issued
under
the
CDM
and
sold
in
each
of
the
years
indicated:

	2025	2024	2023	2022	2021
	(In thousands)
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change)	987.3	-	-	-	139.0
CERs sold or donated	-	-	-	267.7	1,050.0

Wood
Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended
December 31, 2025, our sales of wood products totaled U.S.$3.0 billion, representing 48.6% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The
following
table
sets
forth
our
wood
products
sales
to
unaffiliated
third
parties
for
each
of
the
years
indicated.

	Year ended December 31,
	2025	2024	2023	2022	2021
	(in thousands of cubic meters)
Panels (fiberboard and particleboard)	4,946	5,148	4,933	5,465	6,127
Sawn timber	1,277	1,416	1,534	1,650	1,803
Remanufactured wood products	399	393	352	458	447
Plywood	526	554	474	529	551
Total	7,148	7,511	7,293	8,102	8,928

As
of
December
31,
2025,
we
owned
and
operated
two
panel
mills,
five
sawmills
and
two
plywood
mills
in
Chile;
two
panel
mills
and
one
sawmill
in
Argentina;
four
panel
mills
in Brazil; two panel mills in Mexico, five panel mills in the United States and two panel mills in Canada. Our total installed annual production capacity of fiberboard panels and plywood as of December 31, 2025 was approximately 7.0 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications.

As
of
December
31,
2025,
we
also
owned and operated five remanufacturing facilities, four in Chile and one in Argentina. These facilities produced 361 thousand cubic
meters
of
remanufactured wood products in 2025. See “Item 4. Information on our Company—Description of Business—History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.

Our
wood
products
mills
are
certified
under
international
standards.
You
can
find
more
information
about
our
certifications
under
the
“sustainability”
section
of
our
website
(
https://www.arauco.cl/en/sostenibilidad/certificaciones/
).

The following tables set our installed capacity for Solid Wood (sawn timber, remanufactured wood products and plywood), and Panels (fiberboard panels) in thousands of cubic meters as of December 31, 2025.

Solid Wood

Countries	Mills	Sawn Timber	Kiln-dried Lumber (*)	Remanufactured (* )	Laminated Beams / CLT (*)(2)	Plywood
	Horcones I	484	362	148	-	-
	Horcones II (3)	-	-	-	-	-
	Valdivia	464	336	96	-	-
	Nueva Aldea	431	351	-	-	-
Chile	Nueva Aldea	-	-	-	-	350
	Viñales	377	358	110	-	-
	Cholguán	317	273	126	21	-
	Arauco	-	-	-	-	350
Sub-Total		2,073	1,680	480	21	700
Argentina	Piray	330	308	45	-	-
Sub-Total		330	308	45	-	-
Spain (1)	Cuellar	35	-	-	-	-
Sub-Total		35	-	-	-	-
Total		2,438	1,988	525	21	700

(*)	Sub Processes from Sawn Timber.

(1)	Considers 50% of our Joint Venture Sonae Arauco.

(2)	Cross Laminated Timber.

(3)	In July 2023, Horcones II Sawmill in Chile permanently shut down its operations and was closed at the end of 2023.

Panels

Countries	Mills	Products	Panels	Melamine Laminated (*)	Mouldings (*)
Chile	Trupán	MDF	335	40	240
	Teno	PBO	340	340	-
Sub- Total			675	380	240
	Jaguariaiva	MDF	780	780	-
Brazil	Ponta Grossa	MDF	300	330	-
	Piên	MDF	440	-	71
	Montenegro	PBO	450	-	-
Sub- Total			1,970	1, 110	71
	Grayling	PBO	800	448	-
	Carolina	PBO	580	280	-
United States	Malvern	MDF	310	-	98
	Moncure	MDF	285	60	82
	Duraflake	PBO	250	92	-
Sub- Total			2,225	880	180
Argentina	Piray	MDF	300	168	-
	Zárate	PBO	260	220	-
Sub- Total			560	388	-
	Durango	MDF	275	234
Mexico	Durango	PBO	60
	Zitácuaro (1)	PBO	160	107	-
Sub- Total			495	341	-
Canada	Sault Sainte Marie	MDF	310	115	-
	St. Stephen	MDF	110	-	-
Sub- Total			420	115	-
	Nettgau	PBO	325	124
	Nettgau	OSB	230
Germany (2)	Beeskow	PBO	200	66	-
	Beeskow	MDF	175	-	-
	Meppen	MDF	155
Sub- Total			1,085	190	-
Portugal (2)	Oliveira	PBO	225	141	-
	Mangualde	MDF	180	-	-
Sub- Total			405	141	-
	White River	PBO	150	-	-
South Africa (2)	Panbult (3)	PBO	76	-	-
	White River	MDF	35	120	-
Sub- Total			261	120	-
Spain (2)	Linares	PBO	215	105	-
	Valladolid	MDF	70	9	-
Sub- Total			285	114	-
Total			8,381	3,778	491

(*)	Sub Processes from Panels

(1)	New MDF line approved for construction in 2023. For more information, see “Item 4. Information on our Company—Description of Business— History.”

(2)	Considers 50% of our joint venture Sonae Arauco.

(3)	Currently shut down.

Sustainability

Sustainability
Strategy

We are committed to integrating nature and development by creating shared value through responsible forest management and industrial innovation. Wood is our core raw material, and we develop sustainable products that offer competitive solutions across a wide range of industries and support the transition to renewable bioeconomies. We seek to maximize the value of our forestry assets through management practices that conserve integrated and resilient landscapes, ensure their long-term regeneration, and enable the production of pulp, wood, panels, and renewable energy—storing carbon and replacing fossil-based materials, thereby contributing to climate change mitigation. Through innovation, the adoption of international standards, and responsible management, we strengthen our competitiveness in global markets while generating positive social, economic, and environmental impacts in the communities where we operate, contributing to the well-being of both people and the planet.

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

We also prioritize initiatives designed to attract female talent and to recruit and develop individuals from the communities in which we operate. Women represent 15.4% of our total workforce, of whom 16.2% hold leadership roles—including director, management, and senior management positions. In particular, 8.9% of first-level management positions are held by women.

In 2025, we continued the Women’s Mentoring Program—an initiative launched in 2024 to strengthen the professional development and visibility of female talent within Arauco. In its second year, the Program further consolidated cross-business learning and deepened the active engagement of senior executives as mentors, reinforcing our commitment to a more diverse, inclusive, and collaborative organizational culture. As part of the Program, the “Strategic Career Design” workshop equipped participants with practical tools to define their career paths, strengthen their leadership capabilities, and identify new growth opportunities within the Company.

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

Continuous efforts are made to
improve
the
diversity
of
our
work
force
through
a
diagnosis
of
the
situation
in
the
organization
across
different
thematic
axes, such as recruitment and selection; training and organizational development; compensation and remuneration; infrastructure; work-life balance, personal and family life, and harassment
protocols.

In alignment with this approach, we have strengthened our Talent Attraction and People Selection policy. We have thoroughly reviewed each stage of the selection process to ensure it incorporates a broader perspective and promotes the inclusion of persons with disabilities. As a result, we have implemented new practices, including requiring that final shortlists of candidates for open positions include women and establishing a data dashboard to monitor progress toward our diversity, equity, and inclusion goals.

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

Occupational
Health
and
Safety

Safety is Arauco’s foremost value. We believe that our people represent the heart of our organization. Accordingly, the safety and health of our employees and collaborators are our highest priority. Our risk management model promotes a safety culture based on the value of people and teamwork and is designed to foster conditions for work that is both safe and productive. Our employees are actively encouraged to be part of safety teams and assume prominent roles not only in their own safety but also in the safety of others.

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

•
We continue working to strengthen the practices that have proven to be effective, such as the Safe Team program, the corporate ABC and 123 practices, the 5 Key Rules (Climb Safely, Position Yourself Safely, Enter Safely, Intervene Safely and Operate Safely), and the constant adherence to our internal standards.

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
the
“Learning Card.”

•
Throughout 2025, we continued to prioritize the proper identification of risks and the implementation of effective controls to prevent accidents. Particular emphasis was placed on the management of high-potential incidents, ensuring that each such incident is subject to thorough investigation and that the lessons derived therefrom are systematically incorporated into our operations. In parallel, we continued to reinforce practices that have demonstrated their effectiveness, including the Safe Team program, the ABC and 123 corporate practices, the 5 Key Rules, and ongoing compliance with our internal standards.

•
The Cultural Change Committees are responsible for addressing and managing issues related to local specificities. In this process, the influence of leaders in each area has been essential to effectively address the issues raised by work teams.

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

•
Our Open Forests initiative has provided local communities with access to part of our forest assets, enabling activities that promote the care and conservation of nature. In Chile, the program includes 50 open spaces dedicated to sports, recreational, educational, and cultural purposes—30 of which are primarily used for sports activities—and welcomed 72,918 visitors across Chile and Argentina in 2025

•
Our
Program
Green
Club
in
Argentina
promotes
environmental
care
from
an
early
age
through
activities
carried
out
together
with
schools,
municipalities
and
boys
and girls in primary education. During 2025 we carried out workshops in 58 primary institutions with 2,339 boys and girls.

•
The
Continuous
Teacher
Training
Program
is
committed
to
improving
the
Basic
Education
Development
Index
(IDEB)
in
the
grades
of
primary
school
in
the
main
municipalities where Arauco operates in Brazil. During 2025, 280 teachers participated in our training programs.

•
The Youth and Sustainability program in Argentina aims to encourage and promote teenage participation in environmental conservation and sustainable activities within high schools and employment offices. In 2025, the program was implemented in 25 high schools, engaging 1,425 young people.

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
carbon
footprint;
incentivize
suppliers
to
reduce
their
own
carbon
footprint;
and
continue
to
increase
the
reuse
of
byproducts
from
industrial
processes,
among
other
initiatives.

In addition, we promote adaptation measures to strengthen the resilience of our operations, landscapes, and communities to the physical impacts of climate change. Such measures focus on enhanced water stewardship in critical basins, forest fire prevention and resilient land management, conservation and restoration of native forests as nature-based solutions, climate research and monitoring to anticipate ecosystem risks, and community-level initiatives supporting local resilience through water access, fire prevention, and environmental education.

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

Our
native
forest
preservation
and
restoration
program
includes
the
restoration
of
25,000
hectares
of
native
forest
in
Chile by
2050
and
expanding
the
protection
of watercourses, where we have made advancements in more than 9,952 hectares since 2012 in Chile and 16,434 hectares in Latin America.

Special
Protected
Areas

In addition to native forests, our forestry assets also include approximately
120,061
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
to
identify
biodiversity
elements
(species,
ecosystems,
wetlands,
etc.)
and
to
prepare
management
protocols
and
monitoring
plans
emphasizing
threat
control.
Many
of
the
most
significant
areas
in
terms
of
biodiversity
are
designated
as
HCVAs.

In 2025, we became the first forestry company in Chile and the second in Latin America to be recognized as a TNFD Adopter, reinforcing our commitment to nature-centered strategic decision-making. By aligning with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), we formally committed to reporting transparently on the nature-related risks and opportunities facing our business. This milestone reflects the integration of nature considerations into our business model and long-term strategy, recognizing nature not merely as a resource, but as the foundation of our future development

Building on this commitment, we joined an international pilot led by the International Sustainable Forestry Coalition (ISFC) to advance the application of Natural Capital Accounting in the forestry sector. Supported by the Capitals Coalition and TNFD, the initiative aims to develop a framework for measuring and reporting the value of forest natural assets—including carbon sequestration, biodiversity, and water regulation—alongside wood production, thereby reinforcing nature as a strategic asset for long-term value creation.

Management
of
Water
Resources

Water is an essential element for the life of plants, animals and humans. That is why the increase in consumption in a context of climate change has generated growing awareness of the importance of managing water in a sustainable manner. Its variable availability has imposed on us the challenge to improve water management, infrastructure and uses, aiming to guarantee its availability in enough quality and quantity.

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

In addition, the execution of maintenance plans for critical equipment and systems such as effluent treatment plants and appropriate instrumentation ensures efficient management of liquid waste and overall water performance.

Pulp production accounts for approximately 97% of the Company’s total water withdrawals. Building on years of systematic efforts in water management, monitoring, and efficiency improvements, the Company has attained a level of operational maturity that supports the establishment of a measurable reduction target. Accordingly, the Company has set a goal to reduce water withdrawals per ton of pulp produced by 30%, with specific focus on this business segment as the primary driver of the Company’s overall water performance. By concentrating on the principal use of water, this objective is designed to enhance operational efficiency, reduce pressure on water sources, and strengthen the resilience of the Company’s operations under conditions of increasing water stress, consistent with a responsible and long-term approach to water resource management.

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

In
the
case
of
our
wood
products
business,
we
have
a
strategy
that
seeks
to
increase
the
percentage
of
residues
recycled
and
to
diminish
the
volume
of
those
that
go
to
final
disposal.

During 2025, our pulp business recovered and recycled approximately
79
% of its non-hazardous waste, and our wood products business recovered and recycled approximately reached
92
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

In
our
wood
products
business,
our
mills
also
treat
their
liquid
effluents.
This
is
done
either
in
the
pulp
mills
adjacent
to
them
if
applicable
or,
when
there
is
no
neighbouring pulp mill, in independent systems.

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

Competitors

We
face
substantial
worldwide
competition
in
each
of
our
geographical
markets
and
in
each
of
our
product
lines.

Pulp

Based on information published by Hawkins Wright Ltd., we
believe
that
our
main
competitors
are:

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
Shandong
Sun
Paper Industry Joint Stock Co., Ltd, among others.

Wood
Products

We
believe
that
our
main
competitors
are:

•	MDF market : Berneck, Duraplay, Duratex S.A., Egger, Guararapes, Kronospan, Masisa, Proteak, Roseburg Forest Products Co., West Fraser, Cotopaxi and Weyerhaeuser, among others (mainly Asia).

•	PBO market : Berneck S.A., Duratex S.A., Egger, Kronospan, Masisa, Novopan, Fibraplac S.A, Sonae Indústria, Uniboard, Tableros Hispanos, PG Bison, among others (mainly Asia).

•	Plywood market : CMPC, Eagon, Georgia-Pacific, Guararapes, Leonera Forestal, Lumin, Metsa, Roseburg, Sudati and UPM, among others (mainly Asia).

•	Remanufactured wood products market : multiple competitors mainly located in Chile, Brazil, Mexico, the United States and Asia.

•	Sawn timber market : multiple competitors mainly located in Chile, Argentina, Brazil, Uruguay, the United States, Canada, Europe and New Zealand.

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
markets.

Chile

The
distribution
(in
tonnes)
of
our
exports
by
port
of
origin
is
the
following:
Lirquén
59%,
San
Vicente
28
%,
San
Antonio
6%, Coronel
4%
and in
Valparaíso
3%.

Uruguay

We
ship
our
finished
product
through
the
port
managed
by
our
joint
operation
Montes
del
Plata
located
next
to
the
pulp
mill
in
Punta
Pereira,
Colonia,
Uruguay.

Argentina

The
distribution
(in
tonnes)
of
our
exports
are
the
following:
Dock Sud
43%,
Buenos
Aires
23%
and
Zárate 34
%.

We
ship
pulp
to
various
ports
in
Asia,
Middle
East,
Europe,
North
and
South
America
and,
as
is
customary
in
the
pulp
industry,
we
store
some
stock
in
those
ports.
We
use
20
foreign
ports
that
have
warehouse
facilities
available,
and
standard
storage
terms
provide
that
we
are
entitled
to
a
certain
period
of
storage
free
of
charge.
We
seek
to
ensure
that
we
do
not
exceed
the
free
storage
period
for
each
shipment.
As
of
December
31,
2025,
we
had
approximately
130,549 tonnes
of
pulp
in
storage
in
warehouses
at
foreign
ports.

Wood
Products

Globally,
we
strive
to
service
our
customers
with
excellence,
seeking
service
differentiation
to
remain
competitive
in
the
industry.

United
States
and
Canada

We distribute our products to over 526 customers through trucks and trains. Products imported from our South American operations are shipped into 21 major ports of entry and stored in 15 warehouses. Our products are dispatched to 3,753 locations in the United States and Canada.

Brazil

In
our
local
distribution
operation,
we
deliver
finished
products
to
779
customers
in
over 327
cities,
many
of
which
are
separated
by
long
distances.

Additionally,
we
export
our
products
to
16
countries
through
3
9
ports
of
destination.

Chile

The
distribution
(in
cubic
meters)
of
our
exports
by
port
of
origin
is
the
following:
Lirquén
44%, Coronel
24%,
San
Vicente
23%, San
Antonio
7%, in
Valparaíso
2% and in Talcahuano 1%
.

Mexico

Products
from
our
operations
are
shipped
into
8
ports
of
entry (Manzanillo 61%, Veracruz 22%, Altamira 9%, Others 8%)
and
stored
in
4
warehouses.
Our
mills
in
Durango
and
Zitácuaro
service
over
173
customers
throughout
Mexico.

Argentina

The distribution of our exports (in cubic meters) by port of origin is the following: Dock Sud 56%, Buenos Aires 41% and Zárate 3%, reaching 37 ports around the world and a total of 87 customers.

We ship wood products to various ports in Asia, North and Latin America, Middle East, Europe, Oceania and Africa. We distribute our products worldwide to over 130 ports of destination both directly to our customers or through a domestic distribution network in 3 countries consisting of warehousing and truck/train transportation to final destinations. As of December 31, 2025, we had approximately 1.1 million cubic meters of wood products in storage in warehouses and distribution centers.

PROPERTY,
PLANTS
AND
EQUIPMENT

The
following
table
presents
our
principal
properties
as
of
December
31,
2025.

Country	Forestry	Plants and Facilities
Chile	1,026,528 total hectares 606,647 hectares of plantations	4 Pulp mills (1) 1 PBO mill 1 MDF mill 2 Plywood mills 5 Sawmills 4 Remanufacturing Facilities
Argentina	264,129 total hectares 129,247 hectares of plantations	1 Pulp mill 1 MDF mill 1 PBO mill 1 Sawmill 1 Remanufacturing Facility 1 Resin mill
Brazil	434,218 total hectares 240,579 hectares of plantations	3 MDF mills 1 PBO mill 1 Resin mill
Uruguay (2)	153,245 total hectares 94,872 hectares of plantations	1 Pulp mill
United States		3 PBO mills 2 MDF mills 1 Impregnation of melamine paper mill
Canada		2 MDF mill 1 Resin mill
Mexico		1 PBO mill 1 MDF-PBO mill 1 Resin mill
Portugal (3)		1 MDF mill 1 PBO mill 1 Resin mill
Spain (3)		1 MDF mill 1 PBO mill 1 Sawmill
Germany (3)		1 MDF mill 1 MDF-PBO mill 1 PBO-OSB mill 1 Impregnation of melamine paper mill
South Africa (2)		1 PBO Mill (4) 1 MDF-PBO Mill

(1)	Not including the Licancel mill, which indefinitely suspended operations in August 2023.

(2)	Arauco owns 50% of Montes del Plata joint operation.

(3)	Arauco owns 50% of joint venture Sonae Arauco.

(4)	This mill is currently shut down.

Future
expansion
plans
will
depend
on
global
market
conditions.
For
information
regarding
environmental
risks
associated
with
our
use
of
our
properties,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company.”

Insurance

Our global insurance program includes our production plants, facilities and equipment. This insurance program provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$900 million per loss in
Chile,
U.S.$300
million
per
loss
in
Argentina,
United
States
and
Canada,
U.S.$145
million
per
loss
in
Mexico
and
R$1,000
million
(equivalent
to
approximately
U.S.$
181.8
million
using
the
exchange
rate
of
December
31,
2025,
as
published
by
the
Central
Bank
of
Brazil)
per
loss
in
Brazil,
including
physical
damage
and
business
interruption
for
up
to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico. This program has a SIR (Self Insured Retention) of the first U.S.$100 million on each and every loss on top of deductibles for our pulp business segment and U.S.$25 million for our wood business segment.

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
million.
Our
insurance
policies
covering
our
production
plants,
facilities
and equipment in Chile are carried by Seguros Generales Suramericana S.A. (52%), Southbridge Compañía de Seguros Generales S.A (28%) and Mapfre S.A. (20.0%).
In Brazil, by Mitsui Sumimoto Seguros S.A (6.5%), Fator Seguradora S.A (33.0%), AIG Seguros Brasil S.A (10.0%), Sompo Seguros S.A (17.5%) and Tokio Marine Seguradora S.A (33.0%).
In Argentina, by Sudamericana Seguros Galicia S.A (100%); in Mexico, by Seguros Generales Suramericana S.A. (100%), and in the United States, and Canada by Great Lakes (100%).

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

The structured system is a model in which we contract insurance for 3 years (from October 2025 to October 2028) with immobilized price and capacity, regardless of the number of fires we suffer during the three-year period. This program had deductibles of U.S.$25 million and limits of
U.S.$75 million per year after applying a deductible.

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

As of December 31, 2025, we recognized a forest fire loss of U.S.$
9.8
million, net of
insurance compensation, for the fires in Chile.
As of the date of this annual report, during the 2025-2026 forest fire season, approximately 6,200 hectares of our forest plantations had been materially and adversely affected by fires.

In Argentina, we maintain fire insurance for 17,075 hectares for a total amount of U.S.$34.3 million of timber assets located in the Delta of the Paraná river, close to
Buenos
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
also
continue
to
adopt
more
simulation
exercises
and
Human
Resources
policies
to
improve
our
employee’s
compliance
with
our
cybersecurity
policies.
Additionally, we continued to strengthen our regulatory compliance framework, with a particular focus on NERC-CIP (Critical Infrastructure Protection), a mandatory set of cybersecurity standards developed by the North American Electric Reliability Corporation to protect critical energy infrastructure, which we apply as a good practice framework for strengthening controls in our industrial environments.

This effort also includes alignment with the Chilean Cybersecurity Framework Law, and encompasses activities such as the assessment of existing controls, identification of compliance gaps, and the definition of governance and control mechanisms consistent with international best practices. In addition, we have developed our compliance model, using the NIS2 Directive as a reference standard, a European cybersecurity regulatory framework that establishes enhanced requirements for risk management, governance, incident reporting, and operational resilience for essential and important entities. We apply NIS2 as an international good practice benchmark, ensuring a risk-based, proportional and resilience-oriented approach that supports regulatory readiness and continuous compliance improvement.

During 2025, we did not face any material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future we will not be subject to any material cybersecurity incidents.

For
more
information
regarding
cybersecurity
risk,
see
“Item
3.
Key
Information—Risk
Factors—Risks
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
addition
of
property,
plant
and
equipment,
and
U.S.$383.9
million
for
maintenance
and
acquisition
of
biological
assets.

For the year ending December 31, 2025, our aggregate capital expenditures were U.S.$
2,444.7
million, consisting primarily of U.S.$
1,655.8
million for the
addition
of
property,
plant
and
equipment,
and
U.S.$
788.9
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
(“Chilean
Environmental
Law”)
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
(i)
various aspects of the Norm’s
AGIES,
(ii)
lack of a public consultation process and
(iii)
uncertainty about the background information considered in the rulemaking process. These objections included the failure to adequately identify and account for the economic and social costs associated with implementing the Norm. Other criticism pointed out that many of the parameters and limits are not technically or environmentally justified. The lawsuit remains under review by the court as of the date of this annual report. A ruling is expected later in 2026, with the possibility of further appeals to the Supreme Court.

We
believe
that
we
are
currently
in
material
compliance
with
local
and
national
environmental
regulations
and
orders
applicable
to
our
operations
in
Chile.

The
application
of
these
environmental
laws
and
remedies
may
adversely
affect
the
manner
in
which
we
seek
to
implement
our
business
strategy
and
our
ability
to
realize our strategy. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Compliance with environmental laws and other regulations, and liabilities arising thereunder, have in the past resulted in, and may in the future result in, costs that could adversely affect our business, financial condition, results of operations and cash flows.”

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
Canada
.

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

We
believe
that
we
are
currently
in
material
compliance
with
local
and
national
environmental
regulations
applicable
to
our
operations
in
Brazil.

Argentina

Our
operations
in
Argentina
are
subject
to
Argentine
environmental
legislation,
including
regulation
by
municipal,
provincial
and
federal
governmental
authorities.

Argentine
environmental
legislation
includes
the
requirement
that
water
used
or
recovered
in
the
production
process
must
be
chemically,
biologically
and
thermally
treated
before
being
returned
to
public
waters,
such
as
the
Paraná
River.
In
addition,
all
gaseous
emissions
must
be
scrubbed
to
ensure
satisfactory
levels
of
waste
particle
recovery. Regular testing of river water, soil and air quality is used to monitor the ultimate impact of the mill on the environment.

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
Resources
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
authorization
(“
AAP”),
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
Report
(“
VAL”)
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

We
believe
that
we
are
in
material
compliance
with
Law
No.
20,283.
See
“Item
4.
Information
on
our
Company—Description
of
Business—Forestry
Activity.”

Brazil

Environmental
laws
and
regulations
relating
to
the
management
and
exploitation
of
forests
and
the
protection
of
Brazilian
plants
and
wildlife
govern
our
Brazilian
forestry
operations.
Under
this
regulatory
framework,
Brazilian
authorities
establish
forest
preservation
areas
and
regulate
replanting
of
forests
after
harvesting.

There
are
discussions
about
certain
Brazilian
legal
restrictions
on
the
acquisition
of
rural
properties
by
foreign
companies
and
by
Brazilian
companies
controlled
by
foreign persons. Those restrictions are contained in the Opinion issued by the Office of the General Counsel to the Federal Government in August 2010, which has been subject to several judicial challenges. Currently, there is a pending litigation before the Supreme Court
(Highest Court in Brazil) to determine if Federal Law No. 5,709/1971 is applicable to Brazilian companies with foreign shareholders, as it could arguably be contrary to the Brazilian constitution. Our local counsel has advised us that all the transactions consummated by our Brazilian subsidiaries have been duly registered by the competent notaries public, and that future acquisitions may be subject to approvals and/or restrictions depending on the Supreme Court’s final decision.

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

On
December
28,
2011,
National
Law
No.
26,737
was
promulgated,
which
established
limitations
on
the
ability
of
foreigners
to
purchase
rural
land
in
Argentina.
This
law
provides
that
foreigners
cannot
acquire
more
than
15%
of
all
rural
land
in
the
country,
and
that
no
foreigner
can
individually
hold
more
than
30%
of
said
15%.
For
the
purposes of the National Law No. 26,737, rural land is all land located outside the urban area. Even though National Law No. 26,737 has been repealed by the DNU 70/2023
(“DNU”), it has been judicially challenged.

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
environmental
authorization.

In January 2025, the executive branch issued Decree No. 3/025 proposing changes that clarified the regulation of forest plantations. The Decree declared that reforestation activities are not to be considered as new plantations, as they do not entail a change in the land use, and also inserted the allowance for the owner of the plantation to plant (at its own risk) after 30 days of presenting the reforestation request, while the authorization request is still under analysis by DINACEA.

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

The
regional
distribution
of
our
pulp
sales
according
to
year
was
as
follows:

•	In 2023, 65.0% of our sales of pulp were to customers in Asia, 18.4% to customers in Central and South America and 12.6% to customers in Europe.

•	In 2024, 65.6% of our sales of pulp were to customers in Asia, 15.7% to customers in Central and South America, 13.8% to customers in Europe and 4.9% to customers in other regions.

•	In 2025, 68.2 % of our sales of pulp were to customers in Asia, 15.1 % to customers in Central and South America, 11.8 % to customers in Europe and 4.9 % to customers in other regions.

The
regional
distribution
of
our
sales
of
wood
products
according
to
year
was
as
follows:

•	In 2023, 58.7% of our sales of wood products were to customers in North America and 31.9% to customers in Central and South America.

•	In 2024, 59.6% of our sales of wood products were to customers in North America and 31.6% to customers in Central and South America.

•	In 2025, 57.2 % of our sales of wood products were to customers in North America and 34.8 % to customers in Central and South America.

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
Brazil,” “—Risks Relating to Argentina,” “—Risks Relating to Uruguay,” “—Risks Relating to Other Markets”.

Exchange
Rate
Fluctuations

We generally express our export prices in U.S. dollars, whereas our domestic sales in Chile are generally priced in Chilean pesos; domestic sales in Brazil are priced in Brazilian reals; domestic sales in Argentina are generally priced in Argentine pesos, and domestic sales in Mexico are priced in
Mexican pesos. To the extent that these local currencies depreciate against the U.S. dollar, our revenues from sales priced in local currencies may be adversely affected when expressed in U.S. dollars.

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling
expenses
in
the
form
of
commissions
paid
to
our
sales
agents
abroad),
and
a
significant
part
of
our
indebtedness
is
denominated
in
U.S.
dollars.
As
of
December
31,
2025,
our U.S. dollar-denominated indebtedness was U.S.$
4.3
billion. In addition, if the U.S. dollar appreciates against the local currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

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

The
following
table
sets
forth,
for
the
years
indicated,
average
unit
sales
prices
for
our
products.

	Year ended December 31, (1)
	2025	2024	2023
	(U.S.$ per tonne) (3)
Product (2)
Pulp
Bleached pulp	622.9	710.8	667.6
Unbleached pulp	757.6	758.3	692.5
Logs (U.S.$ per cubic meter) (3)	30.0	35.4	45.1

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	265.8	261.5	266.5
Remanufactured wood products	702.4	713.5	797.2
Plywood	590.3	582.1	618.9
Panels	410.1	402.3	435.5

(1)	Calculated as average unit prices for the year based on our internally collected data.

(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.

(3)	We generally quote our prices in U.S. dollars for export sales and in U.S. dollars, Chilean pesos, Argentine pesos, Brazilian reals or Mexican pesos, as applicable for domestic sales.

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
2025
unbleached
softwood
market
pulp
represented
about
3.8
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

During 2025, average prices increased 1.1% for NBSK - Europe, which reached U.S.$1,498.31 per tonne at the end of the year, and decreased 10.3% for NBSK - China which reached U.S.$692.26 by year end. BHKP - Europe increased 10.0% reaching U.S.$1,100.00 by year end. In the case of BHKP - China, prices increased 3.1% reaching U.S.$562.03 by year end. In general, prices across most fibers and markets increased during the first quarter of 2025; however, market conditions weakened toward the end of such period as a result of trade‑related uncertainty. During the second and third quarters of 2025, prices declined across regions, primarily driven by oversupply resulting from new production capacity, reduced consumption in key paper grades and cautious purchasing activity in China. During the fourth quarter of 2025, market conditions stabilized, with modest price improvements observed in China and relatively steady price levels in Europe, notwithstanding continued moderate overall demand.

Prices
of
Northern
Bleached
Softwood
Kraft
Pulp
(NBSK
-
Europe)
(1)

The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2023	1,242.99	(13.0)%
2024	1,481.62	19.2%
2025	1,498.31	1.1%

Prices
of
Northern
Bleached
Softwood
Kraft
Pulp
(NBSK
-
China)
(1)

The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2023	745.25	(15.8)%
2024	771.66	3.5%
2025	692.26	(10.3)%

Prices
of
Bleached
Hardwood
Kraft
Pulp
(BHKP
-
Europe)
(1)

The following table sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2023	1,007.96	(27.0)%
2024	1,000.00	(0.8)%
2025	1,100.00	10.0%

Prices
of
Bleached
Hardwood
Kraft
Pulp
(BHKP
-
China)
(1)

The following table sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2023	653.35	(21.1)%
2024	545.39	(16.5)%
2025	562.03	3.1%

(1)	Source: Fastmarkets RISI.

Prices
of
Unbleached
Kraft
Pulp
(UKP)

The
following
table
sets
forth
the
price
of
our
UKP
as
of
the
dates
indicated,
as
well
as
the
percentage
variation
with
respect
to
the
previous
date:

Price as of December 31,	U.S.$/tonne	Change YoY
2023	754.66	(9.3)%
2024	679.36	(10.0)%
2025	617.19	(9.2)%

Source
:
Arauco.

Prices
of
Dissolving
Pulp

The
following
table
sets
forth
the
price
of
our
dissolving
pulp
as
of
the
dates
indicated,
as
well
as
the
percentage
variation
with
respect
to
the
previous
date:

Price as of December 31,	U.S.$/tonne	Change YoY
2023	864.48	(7.3)%
2024	938.63	8.6%
2025	780.35	(16.9)%

Source
:
Arauco.

*	YoY means year over year

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

During 2025, average prices for our wood products increased 2.1% compared to 2024. Average prices for our panels increased 1.9%, and sales volume decreased 3.9% compared to 2024, mainly explained by a continued decline in demand throughout the year, compounded by persistent oversupply conditions. In 2025, average prices for our sawn timber increased 1.6%, and sales volume decreased 9.8% compared to 2024, mainly affected by a slow construction market and tariff-related uncertainty in some countries.

Costs
and
Expenses

Cost
of
Sales

Our
major
costs
of
sales
are
the
following:

•	timber,

•	chemicals,

•	forestry labor costs,

•	depreciation and amortization,

•	maintenance,

•	other raw materials, and

•	energy and fuel.

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

Administrative
Expenses

Our
major
administrative
expenses
are
wages
and
salaries,
expenses
related
to
services,
information
technology
(“IT”)
expenses,
insurance
expenses
and
other
expenses.

Results
of
Operations

The following table provides a breakdown of our results of operations and sales volumes for the years ended December 31, 2025, 2024 and 2023. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere herein. The audited consolidated financial statements included herein are prepared in accordance with IFRS
Accounting Standards and presented in U.S. dollars.

	For the year ended December 31,
	2025			2024			2023
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp (1)	2,690.0	44.2	4,318.6	2,978.1	45.5	4,190.0	2,341.2	38.9	3,506.7
Unbleached
pulp (1)	231.0	3.8	305.9	215.2	3.3	283.7	212.0	3.5	306.1
Pulp Subtotal	2,920.9	48.0	4,623.5	3,193.3	48.8	4,473.7	2,553.2	42.5	3,812.8
Forestry Products
Logs, net (2)	5.0	0.1	167.6	48.7	0.7	1,377.9	96.2	1.6	2,134.0
Other (2)	9.9	0.2	521.5	56.2	0.9	2,648.3	37.5	0.6	1,945.3
Forestry Subtotal (2)	14.9	0.3	689.1	104.9	1.6	4,026.2	133.6	2.2	4,079.3
Total Pulp and Forestry Products	2,935.9	48.3	-	3,298.2	50.4	-	2,686.8	44.7	-
Wood Products
Fiberboard
panels (2)	2,028.1	33.3	4,945.8	2,071.1	31.6	5,148.4	2,148.3	35.7	4,932.6
Sawn timber (2)	339.4	5.6	1,277.0	370.3	5.7	1,415.7	409.0	6.8	1,534.3
Remanufactured wood products (2)	280.0	4.6	398.7	280.1	4.3	392.5	280.5	4.7	351.8
Plywood	310.6	5.1	526.2	322.8	4.9	554.5	293.4	4.9	474.1
Wood Products Subotal	2,958.1	48.6	7,147.7	3,044.2	46.5	7,511.0	3,131.1	52.1	7,292.8
Energy	113.9	1.9		102.5	1.6		89.8	1.5
Other	76.2	1.3		101.4	1.5		104.1	1.7
Total revenues	6,084.1	100		6,546.1	100		6,011.8	100
Cost of sales
Timber	(985.3)			(963.7)			(1,068.7)
Forestry labor costs and other services	(635.3)			(702.3)			(692.5)
Maintenance costs	(326.3)			(355.7)			(355.4)
Chemical costs	(655.1)			(662.7)			(649.4)
Depreciation and amortization	(591.7)			(584.3)			(535.2)
Other costs of sales	(1,353.2)			(1,365.3)			(1,442.9)
Total cost of sales	(4,546.9)			(4,634.1)			(4,744.1)
Gross profit	1,537.3	25.3		1,912.0	29.2		1,267.7	21.1
Other income	324.0			597.1			573.0
Distribution costs	(677.7)			(695.4)			(693.0)
Administrative expenses	(560.8)			(565.0)			(624.3)
Other expense by function	(130.3)			(212.2)			(480.3)
Profit (loss) from operating activities	492.5			1,036.4			43.0
Financial income	62.6			66.4			131.7
Financial costs	(409.7)			(397.9)			373.5
Share of profit (loss) of associates and joint ventures accounted for using equity method	(3.9)			(45.8)			7.7
Exchange rate differences	(60.7)			(12.4)			(194.7)
Profit (loss) before income tax	80.7			646.7			(385.8)
Income tax	39.8			(170.4)			27.3
Net income (loss)	40.9			476.3			(358.5)

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

Year Ended
December 31,
2025 Compared
to Year
Ended December
31,
2024

Revenues

Revenues
decreased
7.1
%, from
U.S.$6,546.1
million
in
2024 to
U.S.$
6,084.1
million
in
2025, primarily
as
a
result
of
a
11.0
%, or U.S.$
362.3
million decrease in revenues from pulp and forestry product sales, and a
2.8
%, or U.S.$
86.1
million, decrease in revenues from wood products sales.

Pulp
.
Revenues from bleached and unbleached pulp decreased
8.5
%, from U.S.$3,193.3 million in 2024 to U.S.$
2,920.9
million in 2025, mainly due to a
11.5
% decrease in average prices, offset by a
3.3
% increase in sales volume. Sales of bleached pulp decreased
9.7
% mainly due to a
12.4
% decrease in average prices, offset by a
3.1
% increase in sales volume. Revenues from unbleached pulp increased
7.3
%, mainly due to a
7.5
% increase in sales volume, while average prices remained stable.

Revenues from sales of forestry products decreased
85.8
%, from U.S.$104.9 million in 2024 to U.S.$
14.9
million in 2025, mainly due to a U.S.$
43.7
million decrease in
revenues from sales of logs, primarily due to a
87.8
% decrease in sales volume and additionally due to a U.S.$
46.3
million decrease in
revenues from sales of other forestry products, mainly due to a 80.3% decrease in sales volume.

Wood Products.
Revenues from wood products decreased
2.8
%, from U.S.$3,044.2 million in 2024 to U.S.$
2,958.1
million in 2025, primarily due to a
4.8
% decrease in sales volume, offset by a
2.1
% increase in average prices.

Revenues from panels decreased
2.1
%, from U.S.$2,071.1 million in 2024 to U.S.$
2,028.1
million in 2025, due to a
3.9
% decrease in sales volume, offset by a
1.9
% increase in average prices.

Revenues from sawn timber decreased
8.3
%, from U.S.$370.3 million in 2024 to U.S.$
339.4
million in 2025, mainly due to a
9.8
% decrease in sales volume, partially offset by a
1.6
% increase in average prices.

Revenues from plywood decreased
3.8
%, from U.S.$322.8 million in 2024 to U.S.$
310.6
million in 2025, mainly due to a
5.1
% decrease in sales volume, offset by a
1.4
% increase in average prices.

Revenues from remanufactured wood products remained stable, from U.S.$280.1 million in 2024 to U.S.$
280.0
million in 2025, mainly due to a decrease of
1.6
% in average prices offset by a
1.6
% increase in sales volume.

Other
revenue.
Revenues
from
other
sources,
consisting
mainly
of
revenues
from
sales
of
energy,
chemicals
and
other
services,
decreased
6.7
%,
from
U.S.$203.8
million
in
2024
to
U.S.$
190.2
million
in
2025,
mainly
as
a
result
of
a
U.S.$
25.1
million
decrease
in chemicals and other services, offset by a
U.S.$
11.5
million increase in energy sales.

Cost
of
sales

Cost
of
sales
decreased
1.9
%,
from
U.S.$4,634.1
million
in
2024 to
U.S.$
4,546.9
million
in
2025,
primarily
as
a
result
of:

•	a 9.5% decrease in forestry labor costs and other services, from U.S.$702.3 million in 2024 to U.S.$ 635.3 million ;

•	a 10.8 % decrease in energy and fuel, from U.S.$276.5 million in 2024 to U.S.$ 246.8 million in 2025, mainly due to a decrease in our fuel consumption, combined with a decrease in its average cost; and

•	a 8.3 % decrease in maintenance costs, from U.S.$355.7 million in 2024 to U.S.$ 326.3 million in 2025, due to a decrease in production in Uruguay and the absence of a programed stoppage in Argentina.

Gross
Profit

As a percentage of total revenue, our gross profit decreased from 29.2% in 2024 to
25.3
% in 2025, due to a decrease of
7.1
% in revenues, partially offset by a
1.9
% decrease in our cost of sales.

Other
income

Other income decreased
45.7
%, from U.S.$597.1 million in 2024 to U.S.$
324.0
million in 2025. This was mainly driven by a U.S.$
354.1
million decrease in gain on sales of subsidiaries and associates driven by the sale of certain forestry operations in Brazil during 2024
. This decrease was partially offset by a U.S.$
45.6
million increase in
the fair value of our biological assets compared to 2024, mainly related to our forests in Argentina and Brazil.

Distribution
costs

Distribution costs decreased
2.5
%, from U.S.$695.4 million in 2024 to U.S.$
677.7
million in 2025, primarily as a result of a
2.9
% decrease in freight costs, mainly driven by
a decrease in our sales volume in North America and in Chile
. This decrease was partially offset by a
9.5
% increase in shipping internment, warehousing, stowage, customs and other costs. For more information,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company—We
depend
on
free
international
trade
as
well
as
economic
and
other
conditions
in
our principal markets.”

As
a
percentage
of
revenues,
distribution
costs
increased
to
11.1%
,
from
10.6% in 2024
.

Administrative
expenses

Administrative
expenses
decreased
0.7
%,
from
U.S.$565.0 million
in
2024 to U.S.$
560.8
million
in
2025,
primarily
as
a
result
of
a
17.7
%
or
U.S.$
8.7
million
decrease
in
insurance, and a
15.8
%
or
U.S.$
6.5
million
decrease
in
third-party variable services. This decrease was offset by a
21.2
% increase in
property taxes, city permits and rights, a 15.0
% increase in
computer services and a 2.0
% increase in
wages and salaries.

As
a
percentage
of
revenues,
administrative
expenses
increased
to
9.2
%
in
2025,
from
8.6%
in
2024.

Other
expenses

Other expenses decreased 38.6
%, from U.S.$212.2 million in 2024 to U.S.$
130.3
million in 2025, mainly due to
:

•
a 45.1% decrease in o
perating expenses related to restructuring or from plants stoppage or closed, mainly related to the stoppage of our Esperanza Mill and conservation costs related to Licancel mill, both during 2024
;

•
a 44.0% decrease in i
mpairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others
, mainly due to impairment provisions during 2024, mainly related to El Colorado sawmill in Chile and our Pien mill in Brazil;

•	a 67.2% decrease in other expenses related to a tax charge in Argentina in 2024 in connection with certain foreign currency transactions and a reduction in fiscal expenses in Brazil;

•	a 41.1% decrease in l oss of forest due to fire s, mainly due to lower expenses related to losses in our biological assets in Brazil; and

•	a 28.8% decrease in other taxes, mainly due to lower taxes paid in the United Kingdom and Chile.;

Finance costs

Finance costs increased
3.0
% from U.S.$397.9 million in 2024 to U.S.$
409.7
million in 2025
.

Exchange rate differences

Losses from exchange rate differences increased
389.9
%, from a loss of U.S.$12.4 million in 2024 to a loss of U.S.$
60.7
million in 2025, primarily due to
fluctuations in the Brazilian real
.

Income tax

We recorded an income tax expense of U.S.$
39.8
million in 2025 compared to an income tax expense of U.S.$170.4 million in 2024. This decrease was primarily associated to a lower gross profit due to a decrease in average prices of most of the products we commercialize.

Net income

Net income decreased U.S.$
435.4
million, from U.S.$476.3 million in 2024 to U.S.$
40.9
million in 2025. This is mainly explained by
a lower operational result in our pulp and forestry business segment, driven by a decrease in average pulp prices and a decrease in other income driven by
the sale of certain forestry operations in Brazil during 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Revenues increased 8.9%, from U.S.$6,011.8 million in 2023 to U.S.$6,546.1 million in 2024, primarily as a result of a 22.8%, or U.S.$611.4 million, increase in revenues from pulp and forestry product sales, partially offset by a 2.8%, or U.S.$86.9 million, decrease in revenues from wood products sales.

Pulp
. Revenues from bleached and unbleached pulp increased 25.1%, from U.S.$2,553.2 million in 2023 to U.S.$3,193.3 million in 2024, mainly due to a 17.3% increase in sales volume and a 6.6% increase in average prices. Sales of bleached pulp increased 27.2% mainly due to a 19.5% increase in sales volume and a 6.5% increase in average prices. Revenues from unbleached pulp increased 1.5%, mainly due to a 9.5% increase in average prices, partially offset by a 7.3% decrease in sales volume. In general, prices across all fibers and markets saw an increase during the first half of 2024. While conditions in China remained stable, Europe experienced stronger markets dynamics, driven by logistical disruptions and supply constraints, which were further exacerbated by operational and non-operational challenges at certain mills. However, during the third quarter of 2024, pulp prices began to decline, primarily driven by reduced demand due to low seasonality, but most of all due to oversupply and significant spot volume available. Despite this downturn, prices for all fibers began to stabilize toward the end of the year.

Revenues from sales of forestry products decreased 21.5%, from U.S.$133.6 million in 2023 to U.S.$104.9 million in 2024, mainly due to a U.S.$47.4 million decrease in revenues from sales of logs, primarily due to a 35.4% decrease in sales volume and a 21.5% decrease in average prices.

Wood Products.
Revenues from wood products decreased 2.8%, from U.S.$3,131.1 million in 2023 to U.S.$3,044.2 million in 2024, primarily due to a 5.6% decrease in average prices, partially offset by a 3.0% increase in sales volume.

Revenues from panel products decreased 3.6%, from U.S.$2,148.3 million in 2023 to U.S.$2,071.1 million in 2024, due to a 7.6% decrease in average prices, partially offset by a 4.4% increase in sales volume.

Revenues from sawn timber decreased 9.5%, from U.S.$409.0 million in 2023 to U.S.$370.3 million in 2024, mainly due to a 7.7% decrease in sales volume and a 1.9% decrease in average prices.

Revenues from plywood increased 10.0%, from U.S.$293.4 million in 2023 to U.S.$322.8 million in 2024, mainly due to a 16.9% increase in sales volume offset by a 5.9% decrease in average prices.

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

Cost of sales

Cost of sales decreased 2.3%, from U.S.$4,744.1 million in 2023 to U.S.$4,634.1 million in 2024, primarily as a result of:

•	a 9.8% decrease in timber costs, from U.S.$1,068.7 million in 2023 to U.S.$963.7 million;

•	a 17.4% decrease in other raw materials, from U.S.$285.8 million in 2023 to U.S.$236.1 million in 2024, mainly due to cost reductions in paint, paper and other materials mainly in North America;

•	a 22.4% decrease in cost of electricity, from U.S.$65.2 million in 2023 to U.S.$50.6 million in 2024, due to a decrease in the price of electricity;

•	a 4.9% decrease in other indirect costs, from U.S.$233.9 million in 2023 to U.S.$222.6 million in 2024, primarily as a decrease in some operational cost centers; and

•	a 2.3% decrease in staff expenses, from U.S.$431.4 million in 2023 to U.S.$421.6 million in 2024, due to the indefinite suspension in 2024 of the Colorado sawmill and the Horcones II Sawmill in 2023.

Gross Profit

As a percentage of total revenue, our gross profit increased from 21.1% in 2023 to 29.2% in 2024, due to an increase of 8.9% in revenues and a 2.3% decrease in our cost of sales.

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

As a percentage of revenues, distribution costs decreased to 10.6% in 2024, from 11.5% in 2023.

Administrative expenses

Administrative expenses decreased 9.5%, from U.S.$624.3 million in 2023 to U.S.$565.0 million in 2024, primarily as a result of:

•	a 10.9% or U.S.$26.8 million decrease in wages and salaries;

•	a 35.0% or U.S.$11.4 million decrease in property taxes, city permits and rights; and

•	a 21.2% or U.S.$8.0 million decrease in computer services

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

Finance
costs

Finance costs increased 6.5% from U.S.$373.5 million in 2023 to U.S.$397.9 million in 2024, primarily due to higher interest payments related to: (i) bonds issued in Chile and their corresponding swaps; (ii) additional long-term lease-purchase agreements in Brazil; and (iii) bank loans in Chile and Brazil.

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

Net
income

Net income increased U.S.$834.8 million, from a loss of U.S.$358.5 million in 2023 to U.S.$476.3 million in 2024. This is mainly explained by higher revenues in our pulp business segment, related to an increase in both sales volume and average prices. Also, during 2024 we recorded lower costs during the year.

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
Expenditures.”

Cash
Flow
from
Operating
Activities

Our net cash flow provided by operating activities was U.S.$
1,046.8
million in 2025 and U.S.$1,181.3 million in 2024. This decrease in 2025 was due to a
U.S.$
177.8
million
decrease in
receipts
from
sale
of
goods
and
rendering
of
services and a decrease of U.S.$
89.4
million in other cash receipts from operating activities,
mostly
associated
to
lower
revenues. Additionally, payments to and on behalf of employees increased by U.S.$
61.7
million. This decrease in cash flow from operating activities was partially
offset
by
a
decrease
of
U.S.$
164.3
million
in payments to suppliers for goods and services.

Our net cash flow provided by operating activities was U.S.$1,181.3 million in 2024 and U.S.$740.4 million in 2023. This increase in 2024 was due to a
U.S.$643.4
million
increase in
receipts
from
sale
of
goods
and
rendering
of
services and an increase of U.S.$144.8 million in receipts from other operating activities, mostly
associated
to
higher
revenues. This increase was
partially
offset
by
an
increase
of
U.S.$188.7
million
in payments to suppliers for goods and services and an increase of U.S.$125.2 million in receipts from other operating activities.

Cash
Flow
Used
in
Investing
Activities

Our net cash used in investing activities was U.S.$2,431.0 million in 2025, compared to U.S.$329.0 million in 2024. This increase in 2025 was principally due to a U.S.$958.3 million decrease in cash flow resulting from the inflow in 2024 from the loss of control over subsidiaries and associates following the sale of certain of our forestry operations in Brazil. Additionally, there was a U.S.$809.5 million increase in purchase of property, plant and equipment and a U.S.$405.0 million increase in purchase of other long-term assets, both mainly related to our Sucuriú project, including anticipated payment of wood supply agreements. For more information, see “
Item 4. Information on our Company—Description of Business—History”.

Our
net
cash
used
by
investing
activities
was
U.S.$329.0
million
in
2024,
compared
to
U.S.$1,333.1
million
in
2023.
This
decrease in 2024
was
principally
due
to a U.S.$958.3 million increase in cash flow resulting from the loss of control over subsidiaries and associates following the sale of certain of our forestry operations in Brazil.

Cash
Flow
from Financing
Activities

Our net cash provided from financing activities was U.S.$1,556.5 million in 2025, compared to U.S.$305.9 million used in 2024, primarily as a result of a decrease of U.S.$1,238.1 million in repayments of borrowings and an increase of U.S.$609.4 million in total proceeds from borrowings. Additionally, we received U.S.$450.0 million as proceeds from issuance of shares

Our net cash used in financing activities was U.S.$305.9 million in 2024, compared to U.S.$645.7 million provided in 2023, primarily as a result of an increase of U.S.$1,014.7 million in repayments of borrowings and a decrease of U.S.$431.1 million in total proceeds from borrowings. Additionally, we paid U.S.$94.6 million in dividends and received U.S.$300.5 million as proceeds from issuance of shares.

Contractual
Obligations

As
is
customary
practice
in
the
pulp
and
wood
products
industries,
we
generally
do
not
have
long-term
sales
contracts
with
our
customers;
rather,
we
maintain
commercial relationships with our customers, with whom we reach agreements from time to time on specific volumes and/or prices.

Investing
Activities

During 2025, our main investment activities were investments in (i) projects to develop new production facilities, (ii) maintaining our panel, sawmill and pulp mills, and (iii) maintaining our biological assets. Our main capital expenditures in projects during 2025 included U.S.$1,311.4 million related to industrial expenditures from our Sucuriú Project and U.S.$110.9 million related to our new production line of MDF boards in Zitácuaro, Mexico (Vikingo Project).

Financing
Activities
in
2025

On May 5, 2025, we issued a sustainability bond in the international capital markets in an aggregate principal amount of U.S.$500.0 million, with a maturity date of seven years from the issue date. The net proceeds from the issuance were used for general corporate purposes, including partial funding of the Sucuriú Project and the refinancing of debt. Notwithstanding the foregoing use of proceeds, the bonds are classified as sustainable bonds, as we have committed to allocate an amount equivalent to the proceeds from such issuance to finance or refinance, in whole or in part, one or more eligible green and/or social projects in accordance with our Sustainable Financing Framework, which has been adopted by the Company and is published on our website.

On August 20, 2025, we entered into two credit agreements:

a.
an export credit agreement with Finnvera (the Finnish state-owned financing company) and four bank entities (JPMorgan Chase Bank, N.A., Banco Santander S.A., The HongKong and Shanghai Banking Corporation Limited, and Crédit Agricole Corporate and Investment Bank) for a total amount of up to U.S.$970.0 million. This credit agreement accrues interest at a rate equal to Term SOFR plus 0.80%, and 95% of the loans are guaranteed by Finnvera. The final maturity date is August 15, 2043, with semiannual amortization payments, commencing upon the occurrence of certain milestones, but no later than 2029. As of December 31, 2025, the total amount disbursed was U.S.$219.0 million.

b.
a credit agreement with the International Finance Corporation (“IFC”) and the Inter-American Investment Corporation (“IDB Invest”) for aggregate commitments of up to U.S.$1,225.0 million, which includes two types of loans: (i) A-Loans of up to U.S.$500.0 million to be funded equally by IFC and IDB Invest, which accrue interest at a rate equal to Term SOFR plus 1.30% per annum and mature on August 15, 2032, and (ii) B-Loans of up to U.S.$725.0 million, which accrue interest at a rate equal to Term SOFR plus 1.15% per annum and mature on August 15, 2030.
The B-Loans are provided by JPMorgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation, Limited, Banco Santander, S.A., Bank of America, N.A., Bank of China Limited (Panama Branch), and China Construction Bank (Asia) Corporation Limited.
The A-Loans and B-Loans are subject to semiannual amortization payments commencing in 2029. As of December 31, 2025, the total amount disbursed was U.S.$300.0 million.

On October 24, 2025, we issued a sustainable hybrid bond in the Chilean capital market in the aggregate principal amount of UF 20.0 million, equivalent to U.S.$875.9 million as of December 31, 2025. Interest shall accrue from October 5, 2025, and is payable semiannually on January 5 and July 5 of each year, and the principal is payable in one installment on January 5, 2058. The proceeds from the issuance were used for general corporate purposes of the Company and its subsidiaries. Notwithstanding the foregoing use of proceeds, the bonds are classified as sustainable bonds, as we have committed to allocate an amount equivalent to the net proceeds from such issuance to finance or refinance, in whole or in part, one or more eligible green and/or social projects in accordance with our Sustainable Financing Framework, which has been adopted by the Company and is published on our website.

On December 11, 2025, we prepaid in full the U.S.$275.0 million term loan with
The Bank of Nova Scotia, Mizuho Bank, Ltd., BNP Paribas and MUFG Bank, Ltd.
, which was originally scheduled to mature in November 2026.

On December 16, 2025 we received the second capital injection from our shareholders, equivalent to
U.S.$450.0 million.
See “Item 4. Information on our Company—Description of Business—History.”

As of December 31, 2025, the current portion of our bank debt was U.S.$311.7 million, of which 40.3% was U.S. dollar-denominated. As of December 31, 2025, our total non-current portion of our bank debt was U.S.$944.5 million of which 68.1% was U.S. dollar-denominated.

 As of December 31, 2025, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$6.3 billion, of which 54.0% were U.S. dollar-denominated.

As of December 31, 2025, the weighted average maturity of our non-current debt was 12.39 years. The interest rate on our floating rate debt is determined principally by reference to the SOFR, and as of December 31, 2025, the average spread for our U.S. dollar floating rate debt over six-month SOFR was 1.24%. As of December 31, 2025, the average interest rate for our U.S.
dollar
fixed rate debt was 4.83%. As of December 31, 2025, we guaranteed obligations of U.S.$210.0 million related to Arauco North America, U.S.$107.2 million related to Arauco Celulose do Brasil, U.S.$34.8 million related to Arauco do Brasil and U.S.$2.7 million related to TecVerde Engenharia.

On September 6, 2024, we entered into a committed revolving credit facility in an aggregate amount of U.S.$450.0 million, maturing on September 6, 2027. As of the date of this annual report, no amounts had been drawn under this facility.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants in our bank loan agreements in effect on December 31, 2025 were the following:

•	Our net debt to equity ratio must not exceed 1.2:1; and

•	Our net interest coverage ratio must not be less than 2:1.

The
principal
financial
covenant
contained
in
our
local
bond
agreements (except hybrid instruments)
in
effect
on
December
31,
2025
is:

•	Our net debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2025. Our U.S. dollar-denominated bonds and hybrid bonds do not contain financial maintenance covenants.

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

Cross
Currency
Swap
Agreements

We
have
outstanding
the
following
cross
currency
swap
agreements
in
Chile
to
hedge
our
local
bonds
issued
in
UF:

Bank – Country	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
BCI – Chile	363,636	14,000,009	10/30/2021	10/30/2029
Scotiabank – Chile	363,636	14,016,821	10/30/2021	10/30/2029
Banco de Chile – Chile	363,636	13,809,842	04/30/2019	10/30/2029
BCI – Chile	363,636	13,955,794	04/30/2023	10/30/2029
BCI – Chile	363,636	13,973,246	04/30/2023	10/30/2029
BCI – Chile	363,636	13,680,566	04/30/2023	10/30/2029
BCI – Chile	363,636	13,809,839	04/30/2023	10/30/2029
BCI – Chile	636,364	24,500,016	11/15/2021	11/15/2032
BCI – Chile	636,364	24,497,950	11/15/2021	11/15/2032
Itaú Corpbanca – Chile	636,363	26,987,645	11/15/2023	11/15/2032
Santander – Chile	1,272,726	53,139,786	11/15/2023	11/15/2032
Deutsche – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
Deutsche – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
JP Morgan – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
Deutsche – Chile	1,000,000	43,185,224	04/01/2024	04/01/2035
JP Morgan – Chile	1,000,000	43,277,070	04/01/2024	04/01/2035
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs N.A. – U.S.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs N.A. – U.S.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
JP Morgan – U.K.	2,000,000	89,387,460	04/10/2023	04/10/2032
Santander – Chile	2,000,000	90,274,363	04/10/2023	04/10/2032
Banco de Chile – Chile	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,559,642	04/10/2023	04/10/2032
BCI – Chile	1,000,000	43,724,036	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,709,927	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,762,973	05/15/2023	05/15/2033
Banco de Chile – Chile	1,000,000	43,601,403	05/15/2023	05/15/2033
Itaú Corpbanca – Chile	1,000,000	43,654,189	05/15/2023	05/15/2033
Scotiabank – Chile	1,000,000	40,788,609	10/01/2024	04/01/2034
BCI	1,000,000	39,046,019	10/01/2024	04/01/2034
Scotiabank	1,000,000	38,659,980	10/01/2024	04/01/2034
BCI	1,000,000	40,934,100	10/01/2024	04/01/2034
Bofa	1,000,000	40,890,553	10/01/2024	04/01/2034
Santander	1,000,000	41,198,154	10/01/2024	04/01/2034
BCI	1,000,000	41,039,054	10/01/2024	04/01/2034
JP Morgan	1,000,000	40,538,132	10/01/2024	04/01/2034
BCI	1,000,000	41,924,946	10/01/2024	04/01/2034
Banco de Chile	1,000,000	41,760,550	10/01/2024	04/01/2034
Santander	2,000,000	86,088,143	10/05/2024	10/05/2032
JP Morgan	2,000,000	86,369,477	10/05/2024	10/05/2032
Santander	2,000,000	86,527,550	10/05/2024	10/05/2032
BCI	1,000,000	43,263,775	10/05/2024	10/05/2032
Santander	1,000,000	43,263,775	10/05/2024	10/05/2032
Banco de Chile	1,000,000	43,577,011	10/05/2024	10/05/2032
Total	55,227,270	2,307,971,453

These cross currency swap agreements allow us to hedge our currency exposures. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

We
have
outstanding
the
following
cross
currency
swap
agreements
in
Chile
to
hedge
our
bank
loans
denominated
in
Euro:

Bank– Country	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	52,941,176	55,844,706	06/15/2021	12/15/2029
Banco de Chile – Chile	26,470,588	27,922,353	06/15/2021	12/15/2029
MUFG Bank – Japan	52,941,176	55,844,706	06/15/2021	12/15/2029
JP Morgan – U.S.	105,882,353	125,650,588	06/15/2021	12/15/2029
HSBC – U.S.	26,470,588	27,922,353	06/15/2021	12/15/2029
Total	264,705,882	293,184,706

Through these cross currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross currency swap agreements as of December 31, 2025, represented an asset of U.S.$
114.6
million compared to December 31, 2024, when they represented a liability of U.S.$176.5 million. This variation was primarily a result of changes in the fair value related to fluctuations in 2025 rates both for U.S. dollars and Chilean pesos
, and also due to
variations in 2024 of the U.S. dollars to Chilean pesos exchange rate
.

Interest
Rate
Swap
Agreements

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in Chile:

Bank– Country	Currency	U.S.$ Notional Amount
Banco de Chile – Chile	U.S.$	122,448,980
Santander – Chile	U.S.$	177,551,020

As of December 31, 2025, the fair value of the aforementioned agreements represented an asset of U.S.$ 0.2 million. As of December 31, 2024, we did not have any active Interest Rate Swaps in place.

Forward
Agreements

As of December 31, 2025, we have the following outstanding Non-Delivery Forward (NDF) agreements in Chile to hedge against fluctuations in the Brazilian Real (R$), related to payments for the Sucuriú project:

Bank – Country	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
Mizuho – U.S.A	U.S.$	BRL	69,000,000	12-20-2024	02-19-2026
Bank of America – U.S.A	U.S.$	BRL	51,000,000	12-12-2025	02-19-2026
Itaú – U.S.A	U.S.$	BRL	50,000,000	10-09-2025	02-19-2026
Mizuho – Chile	U.S.$	BRL	50,000,000	12-23-2024	03-25-2026
SMBC – U.S.A	U.S.$	BRL	28,000,000	12-23-2024	03-25-2026
BNP Paribas – U.S.A	U.S.$	BRL	49,000,000	02-12-2025	03-25-2026
HSBC – U.S.A	U.S.$	BRL	15,000,000	02-12-2025	03-25-2026
Itaú – U.S.A	U.S.$	BRL	50,000,000	10-07-2025	03-25-2026
Santander – Chile	U.S.$	BRL	50,000,000	12-26-2024	05-15-2026
BNP Paribas – U.S.A	U.S.$	BRL	86,000,000	12-26-2024	05-15-2026
Goldman Sachs – U.S.A	U.S.$	BRL	27,000,000	05-15-2025	05-15-2026
Deustche	U.S.$	BRL	50,000,000	10-08-2025	05-15-2026
MUFG	U.S.$	BRL	50,000,000	12-27-2024	06-24-2026
BNP Paribas	U.S.$	BRL	50,000,000	12-27-2024	06-24-2026
Mizuho	U.S.$	BRL	32,000,000	12-27-2024	06-24-2026
BBVA	U.S.$	BRL	31,000,000	05-28-2025	06-24-2026
Goldman Sachs	U.S.$	BRL	50,000,000	10-10-2025	06-24-2026
Bank of America	U.S.$	BRL	50,000,000	01-17-2025	08-17-2026
HSBC	U.S.$	BRL	27,000,000	05-28-2025	08-17-2026
Goldman Sachs	U.S.$	BRL	50,000,000	10-14-2025	08-17-2026
Bank of America	U.S.$	BRL	62,500,000	01-21-2025	09-25-2026
MUFG	U.S.$	BRL	62,500,000	01-21-2025	09-25-2026
Mizuho	U.S.$	BRL	94,000,000	02-07-2025	09-25-2026
Goldman Sachs	U.S.$	BRL	50,000,000	10-16-2025	09-25-2026
Mizuho	U.S.$	BRL	60,000,000	01-22-2025	11-16-2026
HSBC	U.S.$	BRL	60,000,000	01-22-2025	11-16-2026
MUFG	U.S.$	BRL	40,000,000	02-06-2025	11-16-2026
BBVA	U.S.$	BRL	30,000,000	10-16-2025	11-16-2026
Mizuho	U.S.$	BRL	60,000,000	01-23-2025	12-21-2026
Bank of America	U.S.$	BRL	66,000,000	02-05-2025	12-21-2026
SMBC	U.S.$	BRL	20,000,000	10-16-2025	12-21-2026
Bank of America	U.S.$	BRL	55,000,000	01-23-2025	02-18-2027
HSBC	U.S.$	BRL	6,000,000	05-28-2025	02-18-2027
Itau	U.S.$	BRL	30,000,000	10-14-2025	02-18-2027
BNP Paribas	U.S.$	BRL	54,000,000	01-24-2025	03-22-2027
MUFG	U.S.$	BRL	54,000,000	01-24-2025	03-22-2027
Citibank	U.S.$	BRL	20,000,000	10-07-2025	03-22-2027
BNP Paribas	U.S.$	BRL	52,000,000	01-27-2025	05-17-2027
SMBC	U.S.$	BRL	52,000,000	01-27-2025	05-17-2027
BNP Paribas	U.S.$	BRL	106,000,000	02-04-2025	05-17-2027
BNP Paribas	U.S.$	BRL	47,000,000	01-28-2025	06-23-2027
MUFG	U.S.$	BRL	63,000,000	02-04-2025	06-23-2027
MUFG	U.S.$	BRL	42,000,000	01-28-2025	08-16-2027
BNP Paribas	U.S.$	BRL	42,000,000	01-29-2025	08-16-2027
Bank of America	U.S.$	BRL	104,000,000	02-03-2025	08-16-2027
BNP Paribas	U.S.$	BRL	56,000,000	01-29-2025	09-22-2027
Mizuho	U.S.$	BRL	44,000,000	02-03-2025	09-22-2027
Goldman Sachs	U.S.$	BRL	26,000,000	05-27-2025	09-22-2027
Itau	U.S.$	BRL	50,000,000	09-12-2025	09-22-2027
Mizuho	U.S.$	BRL	26,000,000	01-29-2025	11-17-2027
Mizuho	U.S.$	BRL	36,000,000	01-31-2025	11-17-2027
BBVA	U.S.$	BRL	21,000,000	05-27-2025	11-17-2027
Mizuho	U.S.$	BRL	31,000,000	01-29-2025	12-15-2027
Total			2,537,000,000

The
fair
value
of
these
agreements
as
of
December
31,
2025,
represented
an asset
of
U.S.$
334.8
million.

As of December 31, 2025, we have the following outstanding NDF agreements in Chile to hedge against foreign exchange differences arising from lease contracts.

Bank – Country	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
MUFG	U.S.$	BRL	50,000,000	12-24-2025	02-19-2026
MUFG	U.S.$	BRL	50,000,000	12-24-2025	03-25-2026
MUFG	U.S.$	BRL	60,000,000	12-24-2025	05-15-2026
JP Morgan	U.S.$	BRL	77,000,000	12-23-2025	06-24-2026
Santander - Chile	U.S.$	BRL	77,000,000	12-22-2025	08-17-2026
Santander – Chile	U.S.$	BRL	75,000,000	12-22-2025	08-17-2026
Santander – Chile	U.S.$	BRL	40,000,000	12-22-2025	11-16-2026
Santander – Chile	U.S.$	BRL	60,000,000	12-22-2025	12-21-2026
JP Morgan	U.S.$	BRL	55,000,000	12-23-2025	02-18-2027
JP Morgan	U.S.$	BRL	50,000,000	12-23-2025	02-18-2027
JP Morgan	U.S.$	BRL	53,000,000	12-23-2025	02-22-2027
JP Morgan	U.S.$	BRL	47,000,000	12-23-2025	06-23-2027
Santander - Chile	U.S.$	BRL	63,000,000	12-22-2025	06-23-2027
JP Morgan	U.S.$	BRL	44,000,000	12-23-2025	09-22-2027
Santander - Chile	U.S.$	BRL	25,000,000	12-22-2025	12-15-2027
Total			826,000,000

The
fair
value
of
these
agreements
as
of
December
31,
2025,
represented
an asset
of
U.S.$
9.9
million.

As
of
December
31,
2025,
we
had
the
following forward
agreements
outstanding
in
Uruguay
to
hedge
fluctuations
in
the
respective
local
currencies
:

Bank – Country	Exchange Rate		U.S.$ Notional Amount
HSBC – Uruguay	U.S.$	UYU	12,000,000	(1)
Citibank – U.K.	U.S.$	UYU	4,050,000	(1)
Itaú – Uruguay	U.S.$	UYU	9,600,000	(1)
Banco de la República Oriental de Uruguay – Uruguay	U.S.$	UYU	3,450,000	(1)
Total			29,100,000

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2025, represented an asset of U.S.$
2.4
million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Research
and
Development

We invested U.S.$11.2 million in 2023, U.S.$39.7 million in 2024 and U.S.$43.2 million in 2025 on research and development.

Our business is founded on a continuous commitment to research and innovation, which ensures long-term sustainability as outlined in our strategy. By harnessing the expertise of specialists across multiple disciplines and applying technology and science with purpose and rigor, we continuously develop new and improved sustainable solutions.

Across every region in which we operate, this commitment—sustained for more than three decades—distinguishes us from our peers and constitutes a source of institutional pride. It enables us to maximize the productivity of our forest and industrial resources while maintaining a continuous focus on process improvement across our Pulp and Forestry and Wood Products businesses.

Against a global backdrop defined by the imperative need to transition toward more sustainable production models, in 2025 we commemorated the 35th anniversary of Bioforest, our applied research center dedicated to advancing science, technology, and innovation in support of a more resilient, efficient, and future-ready forestry industry. Founded in 1990 with a long-term vision, Bioforest was established to generate and apply high-level scientific knowledge in order to strengthen our sustainability, competitiveness, and international growth while anticipating the environmental, operational, and technological challenges that now define the global agenda.

In 2025, the GloNi project—an eucalyptus hybrid combining accelerated growth with high-value fiber characteristics—received two industry recognitions, further consolidating Bioforest’s standing as a global benchmark in applied forestry research.

A further milestone has been the development of dissolving pulp, a raw material used in the production of natural and renewable fibers, which is manufactured at scale at our Valdivia mill and supplied to demanding international markets.

Bioforest currently brings together a team of more than 50 specialists and maintains an active collaboration network with universities, startups, and technology centers in Chile and abroad. Among its most significant advances are the consolidation of clonal silviculture and genomic selection—tools that enable the identification of superior genetic material with greater speed and precision, thereby strengthening the resilience of our forest assets in the face of climate change.

Another significant development has been the strategic partnership with TreeCo, a startup affiliated with North Carolina State University and specializing in genetic editing though CRISPR (
Clustered Regularly Interspaced Short Palindromic Repeats
) technology, which positions Arauco at the forefront of global forest biotechnology.

On the industrial front, Bioforest has played a key role in developing solutions that have been integrated into our day-to-day operations, including the Waste Valorization Centers (WVCs), which transform industrial by-products into materials suitable for agroforestry applications, thereby contributing to the Company's objective of achieving 100% waste valorization.

After 35 years of sustained activity, Bioforest reaffirms its role as a driver of applied knowledge, demonstrating that science developed in Chile has the capacity to transform an entire industry and extend its impact on a global scale.

These efforts have enabled our research projects to deepen the understanding of complex natural phenomena, including climate change. In support of the communities in which we operate and in furtherance of the Sustainable Development Goals (SDGs), and as a model for this and other industries, we have translated this knowledge into sustainable practices relating to biodiversity conservation and ecosystem services.

During 2025, we also advanced in the implementation of the Synfuels Biobío project, co-financed by Corfo and developed jointly by Bioforest, COPEC S.A., and Abastible S.A. since late 2024. The project’s objective is to evaluate—through an industrial pilot at Arauco Mill Line 2—the production of carbon-neutral synthetic fuels using green hydrogen and biogenic CO₂. To date,
Ch$
1.6 billion in public funding has been received, of which
Ch$
245 million has been applied toward the project’s conceptual and basic engineering studies and the management of the requisite environmental permits. A key milestone was reached with the approval of the pertinence determination submitted to the Environmental Evaluation Service of the Biobío Region.

Furthermore, through our collaboration with TreeCo, we obtained the first genetically edited material exhibiting traits of strategic interest to the Company.

Critical
Accounting
Estimates

See
Note
1
to
our
audited
consolidated
financial
statements included elsewhere in this annual report
for
information
on
Critical
Accounting
Estimates.

Trend
Information

Pulp

According to Fastmarkets RISI, softwood pulp prices remained stable in Asia and Europe during the fourth quarter of 2025. According to Fastmarkets RISI, hardwood pulp prices increased in Europe and in China during the fourth quarter of 2025.

As of the date of this annual report, in the first months of 2026, we observed a general increase in softwood and hardwood pulp benchmark prices, as published by Fastmarkets RISI. During the remainder of 2026, developments could affect our pulp business, such as the effects of a weakening of the export market, paper demand deterioration and uncertainties associated with the current geopolitical environment. As of the date of this annual report, it is difficult to predict any further variation in pulp prices (See “Item 3. —Key Information—Risk Factors—Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic).

Wood
Products

During the fourth quarter of 2025, demand of wood products was strong in some markets and weak in others, and had a general decrease in sales volume, and stable average prices. The North American markets had oversupply in most markets, amid uncertainty due to tariffs and a slow construction market.

Prices
of
our
wood
products
remained generally stable
during
the
first
months
of
2026.
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
(by-laws) require that the Board of Directors consist of nine directors. None of our directors serves as an executive of the Company. Our entire board is elected every three years and can be re-elected for any number of periods. The current board was elected on
April 23, 2024
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

Our
current
directors
are
listed
below.

Name	Years as Director	Position	Age
Matías Domeyko	2	Chairman	64
Roberto Angelini	38	First Vice- Chairman	77
Jorge Andueza	31	Second Vice- Chairman	77
Eduardo Navarro	17	Director	60
Timothy C. Purcell	20	Director	66
Franco Mellafe	10	Director	50
Juan Ignacio Langlois	9	Director	57
Jorge Bunster	24	Director	73
Marcela Bravo	2	Director	65

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
Board
of
Directors
from
April
18,
1991
to
January
4,
2005,
when
he
voluntarily
resigned,
and
as
Second
Vice-Chairman
of
the
Board
of
Directors
from
January
27,
2005
to
May
4, 2007. He serves as Chairman of the Board of Directors of Empresas Copec, COPEC S.A., AntarChile S.A. (“AntarChile”), Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A.,
Inversiones Angelini y Compañia Limitada (“Inversiones Angelini”), Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Inversiones
Arauco
Internacional
Limitada,
Inversiones
Nutravalor
S.A.,
Nutrisco
S.A.,
Cumbres
Andinas
S.A.C.
and
Inversiones
Siemel
S.A.
Mr.
Angelini
holds
a
degree
in
civil
engineering from the Catholic University of Chile.

Jorge Andueza
became
a
Director
on
April
11,
1994
and
was
appointed
Second
Vice-Chairman
of
the
Board
of
Directors
on
April
23,
2013.
He
is
also
the
Chairman
of
the
Board
of
Directors
of
Inversiones
Siemel
S.A., Inversiones Nutravalor S.A.
and
Nutrisco
S.A.,
and
serves
as
a
member
of
the
Board
of
Directors
of
COPEC S.A.,
Empresas
Copec,
Forestal
Arauco,
Inversiones Arauco Internacional Limitada, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A., Inversiones Caleta Vitor S.A.
and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

Eduardo Navarro
became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A. and serves
as
Chairman
of
the
Board
of
Directors
of
Abastible
S.A.
and GASIB Sociedad Ibérica de Gas Licuado, S.L.U
and
a
member
of
the
Board
of
Directors
of
COPEC S.A.,
Colgas
S.A.,
Solgas
S.A.,
Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Nutrisco S.A.,
Golden Omega S.A.,
Pesquera Iquique-Guanaye S.A.,
Inversiones Alxar S.A. and Cumbres Andinas S.A.C. Mr. Navarro holds degrees in commercial engineering and a master´s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell
became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the
Board of Directors of Engenium Capital S.A. de C.V., Inconcert Holding S.L and
Tierra Hotels.
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
S.A,
Inversiones
Soprole
S.A. and Minera
Las
Cenizas
S.A.
Mr.
Langlois
received
a
law
degree
with
maximum
distinction
from
the
Universidad
de
Chile
School
of
law,
a
master’s
degree
in
business
administration
(MBA)
from
the
Kenan-Flagler
Business
School,
University
of
North
Carolina
at
Chapel
Hill and a master’s degree in law (LLM) from the University of California, Berkeley.

Jorge Bunster
served as a Director between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the
Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. He rejoined our Board of Directors in April 2017. Mr. Bunster serves as a member of the boards of directors of COPEC S.A., Organización Terpel S.A., and Nutrisco S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Marcela Bravo
became a Director on April 23, 2024. Mrs. Bravo serves as a member of the boards of directors of Isapre Consalud and
Comunidad de Organizaciones Solidarias (COS). Mrs. Bravo holds a degree in commercial engineering from the University of Chile and is a graduate of the Advanced Management Program (AMP) from ESE Business School, the Board of Woman (BOW), and the program for Directors of ESE Business School.

Executive
Officers

Our executive officers are appointed by our Board of Directors and hold office at its discretion. Our principal executive officers and the directors as of December 31,
2025, of each area or department are listed below.

Name	Years with Arauco	Position	Age
Cristián Infante	28	Chief Executive Officer	59
Gianfranco Truffello	30	Chief Financial Officer	58
Iván Chamorro	23	Senior Vice-President of Forestry & Woodpulp Business	53
Charles Kimber	38	Senior Vice-President of Human Resources & Sustainability	65
Pablo Franzini	20	Senior Vice-President of Wood Business	52
Gonzalo Zegers	16	Senior Vice-President of International & Business Development	65
Felipe Guzmán	16	General Counsel	56

Included
below
are
brief
biographical
descriptions
of
each
of
our
executive
officers
and
the
directors
of
each
area
or
department
as
of
the date of this annual report
.

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

Compensation

For 2025, the aggregate compensation of all our directors, executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$68
.3
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
2025,
as
disclosed
in
our
annual
report
submitted
every
year
with
the
Comisión para el Mercado Financiero
in Chile (the “Commission for the Financial Market”).

Name	2025
Matías Domeyko	U.S.$	662,201
Roberto Angelini		333,572
Jorge Andueza		392,873
Eduardo Navarro		123,545
Timothy C. Purcell		123,545
Franco Mellafe		182,847
Juan Ignacio Langlois		123,545
Jorge Bunster		123,545
Marcela Bravo		123,545
Total Compensation		2,189,218

Board
Practices

Our securities are not listed on any U.S.
national
securities
exchange
and,
therefore,
we
are
not
subject
to
the
rules
relating
to
audit
committees
imposed
by
the
Sarbanes-Oxley
Act
of
2002,
as
amended. Notwithstanding the foregoing, in
2013,
we
created
an
Audit
Committee.

Our Audit Committee reviews on a quarterly basis the balance sheet and the financial statements prepared by management, prior to their submission by the Board of Directors to the Shareholders’ Meeting held each April.

In addition, the Audit Committee is responsible for reviewing and analyzing the annual Internal Audit plans, which cover the Company and its domestic and foreign subsidiaries, and for monitoring the progress of such plans throughout the year.

The Audit Committee also reviews, analyzes, and monitors matters identified by the Internal Audit Department as High Risk, recommends improvements to internal controls, and reports on the impact and applicability of tax and accounting standards that may materially affect the Company.

Likewise, the Board of Directors meets semiannually with the external audit firm responsible for reviewing the financial statements, at which meetings the external audit plans are discussed and the reports issued by the external auditors are reviewed.

The Committee meets four times per year for the purpose of reviewing and approving the quarterly consolidated financial statements, transactions or operations with related parties, and matters related to Internal Audit.

At a meeting of the Board of Directors held on September 23, 2025, the Board approved a modification to the composition of the Committee, as follows:

i.	Voting members : the Chairman of the Board, Mr. Matías Domeyko; Directors Mr. Jorge Andueza, Mr. Eduardo Navarro, and Mr. Timothy Purcell; and external advisor Mr. Robinson Tajmuch.
ii.	Non‑voting members: the Chief Executive Officer, Mr. Cristián Infante.
iii.	Secretary : the General Counsel, Mr. Felipe Guzmán.

Such appointment was agreed for a term of three (3) years from the date of appointment.
At
the
end
of
each
term,
the Board
of
Directors
designates
the
members
for
the
succeeding period,
which
may consist of all or some of the
same
members
as
the
preceding period.

In 2019, our Board of Directors created an Ethics and Compliance Committee. The members of such Ethics and Compliance Committee are Mr. Matías Domeyko (Chairman
of
the
Board
of
Directors),
Mr.
Jorge
Andueza
(second
Vice-Chairman
of
the
Board
of
Directors),
Ms. Marcela Bravo (Board Director), Mr.
Cristián
Infante
(Chief
Executive
Officer), Mr. Felipe
Guzmán
(General
Counsel) and Mr. Manuel Bezanilla (former Chairman of the Board of Directors).
Mr.
Camilo
Naranjo
(Chief
Compliance
Officer)
is
in
charge
of
the
proper
functioning
of
the
Ethics
and
Compliance Committee, and reports to the Board of Directors on a semi-annual basis. The Committee replaced the previously existing ethics committee and oversees the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance. In addition, the Committee is informed of all reports received through the whistleblowing channel and reviews the investigation reports.

Sustainability Committee

During 2025, the Board of Directors appointed one of its members to serve on the Company’s Sustainability Committee. Accordingly, at a meeting held on September 23, 2025, the Board of Directors formally approved the appointment of the Chairman of the Board, Mr. Matías Domeyko, as a member of the Sustainability Committee. Following such appointment, the Sustainability Committee was composed as follows: the Chairman of the Board, Mr. Matías Domeyko; the Chief Executive Officer, Mr. Cristián Infante; the Senior-Vice President of Forestry & Woodpulp Business and Pulp, Mr. Iván Chamorro; the Vice President of Wood Products Business, Mr. Pablo Franzini; the Senior-Vice President of International & Business Development, Mr. Gonzalo Zegers; the Chief Financial Officer, Mr. Gianfranco Truffello; the Senior Vice-President of Human Resources & Sustainability, Mr. Charles Kimber; and the General Counsel, Mr. Felipe Guzmán Rencoret.

The Sustainability Committee meets every four months and is responsible for defining and guiding the Company’s corporate strategies with respect to environmental sustainability matters, encompassing initiatives such as Climate Action, Nature Positive, and Circular Bioeconomy.

Employees

The
following
table
provides
a
breakdown
of
our
employees
by
main
category
of
activity
as
of
the
end
of
each
year
in
the
three-year
period
ended
December
31,
2025.

	2025	2024	2023
Executives	420	402	391
Professionals and Technicians	7,651	7,071	6,990
Workers	11,029	11,455	11,255
Total	19,100	18,928	18,636

Approximately
50
% of our employees in Chile,
43
% of our employees in Argentina,
37
% of our employees in Uruguay,
58
% of our employees in Brazil,
43
% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2025. We have negotiated collective bargaining agreements with unionized employees.

We
believe
we
generally
have
satisfactory
relations
with
our
employees
in
Chile,
Argentina,
Brazil,
Uruguay,
Mexico,
the
United
States
and
Canada.

Chile

In 2025, there were
20
collective bargaining processes in Chile. Of these,
17
occurred in our wood products business,
2
in our pulp business and
1
in our forestry business. One of those collective bargaining processes, related to our pulp business
, resulted in a strike that lasted for
37
days. All the above-mentioned processes concluded with a 3-year agreement, which included semi-annual CPI adjustments, a negotiation termination bonus, and loans with more favorable conditions to our employees.
See “Item 3. Key Information—Risk Factors—
Labor action, contractual and other disputes could adversely affect our operations-.”

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

In April 2024, we indefinitely suspended production of our El Colorado Sawmill in Chile due to operational issues, including supply chain disruptions, rising extra costs, and decreased availability of raw materials, all of which have compromised the plant’s competitiveness. The mill was closed in the second quarter of 2024.

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
2025,
we
had
contracts
with
635
contractors,
who
employed
17,366
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

In
the
United
States
and
Canada,
as
of
December
31,
2025,
we
collaborated with 3,137 vendors that engaged with
8
external temporary staffing companies that supplied
8
temporary support employees and 38 permanent contractor personnel
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

In Brazil, as of December 31, 2025, we had contracts with
683
contractors, who in turn employed
5,865
employees.

Approximately
58
% of our employees in Brazil were unionized as of December 31, 2025. We negotiate collective agreements for one and two years. In accordance with Brazilian law, 100% of our employees are represented by the unions (including those who are not unionized).

Argentina

Our
Argentine
operations
have
not
experienced
any
material
work
stoppages
in
the
last
six
years.

Approximately
43
% of our employees in Argentina were unionized as of December 31, 2025. We have negotiated collective bargaining agreements with unionized employees.

In Argentina, as of December 31, 2025, we had contracts with
490
contractors, who employed
4,444
employees.

Mexico

Since 2019, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries.

Union negotiations have
 been
held and will be held with the unions of our Durango and Zitácuaro mills with effective date of January 1, 2025.

In Mexico, as of December 31, 2025, we had contracts with
58
contractors, who employed
1,153
employees.

Uruguay

During 2024 and 2025, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation has a collective labor agreement with the pulp mill union employees (which was valid through 2024), as well as with the nursery union employees (which is valid through 2025).

In Uruguay, as of December 31, 2025, we had contracts with
156
contractors, who employed
3,126
employees.

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects. See “Item 3. Key
Information—Risk
Factors—Risks Relating to the Company—Labor
action,
contractual
and
other
disputes
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

	Number of Shares Owned	Percentage Ownership
Empresas Copec	131,893,675	99.99
Directors and executive officers of our Company, as a group	-	-

Through
its
ownership
of
our
Common
Stock,
Empresas
Copec
currently
has
voting
control
over
us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2025, AntarChile owned 60.82% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned approximately 60.82% of our shares as of December 31, 2025. As of the date of this annual report, AntarChile beneficially owned approximately 60.82% of our shares. Inversiones Angelini in turn owns approximately 63.72% of AntarChile’s shares, and certain other related investors own approximately an additional 10.86% of AntarChile.

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with approximately 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with approximately 29.0%.

As of December 31, 2025, and as of the date of this annual report, Inversiones Angelini controlled Arauco through the ownership structure described above.

RELATED
PARTY
TRANSACTIONS

We
engage
in
a
variety
of
transactions
in
the
ordinary
course
of
business
with
related
parties.
Related
parties
include,
among
others,
our directors,
officers
and
affiliates.
The
norms
for
transactions
with
related
parties
by
and
among
public
corporations
and
their
subsidiaries
are
mainly
regulated
by
Title
XVI
of
law 18,046
sobre Sociedades Anónimas
(
the “Chilean
Corporations Act”),
and
articles
44
and
89
of
the
Chilean
Corporations
Act. Title XVI of the Chilean Corporations Act requires
that
our
transactions
with
related
parties
must be in
our
interest and must also be on market terms or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must generally be approved by an informed
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

Notwithstanding the above, in accordance with Article 147 of the Chilean Corporations Act, the following transactions with related parties do not need to follow the procedure
set
forth
in
the
previous
paragraph:
(i)
transactions
which
do
not
involve
material
amounts;
(ii)
transactions
with
subsidiaries
in
which
we
control
95%
or
more
of
the
equity; and (iii) transactions that are performed in the ordinary course of our business in accordance with our general policy of customary dealings which was approved by our Board on August 27, 2024 and is available to shareholders at our main office and is published on our website, at
www.arauco.cl
or
www.arauco.com
.

Article 146 of the Chilean Corporations Act defines related party transactions as negotiations, acts, contracts or transactions between a corporation and any other person or entity that involve the following:

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

Our
main
transactions
with
affiliates
include
the
following:

•
We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC S.A., a subsidiary of
Empresas Copec, our majority shareholder;

•	We hire port services from Compañía Puerto de Coronel S.A , in which we hold an indirect 50% stake ;

•	We purchase chlorate sodium from EKA Chile, which is 50% owned by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two brothers of our General Counsel, Felipe Guzmán , are partners.

Financial
information
concerning
transactions
with
affiliates
is
included
in
Note
13
to
our
audited
consolidated
financial
statements.

Item
8.
Financial
Information

See
“Item
18.
—Financial
Statements.”

EXPORT
SALES

Export sales (i.e., sales in a different country from the one in which the goods are produced) constituted
64.7
% of our revenues for the year ended December 31, 2025. Our total export revenues for 2025 were U.S.$
3,936.7
million. Our principal overseas markets are North America, Asia and Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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
legal
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
), with the Superintendence arguing that there was a continued breach of a key measure for managing spill risks. Shortly thereafter, we filed an appeal, requesting a more thorough consideration of the circumstances outlined by the regulations, particularly regarding the assessment of the "danger caused" and seeking a substantial reduction of the revised penalty. As of the date of this report, the Superintendence has yet to issue its final resolution.

Tax
Litigation
in
Mexico

On
December
12,
2022,
the
Tax
Administration
Service
in Mexico issued
tax
credit
assessment
resolution
number
900-04-04-00-00-00-2022-978
corresponding
to
the
2014
tax
year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the amount of MXN $85,172,274 (U.S.$
4.8
million as of
December
31,
2025),
from
loans
granted
by
Masisa
S.A.
(Chile);
(ii)
the
tax
loss
in
the
total
amount
of
MXN$275,986,671
(U.S.$
15.4
million
as
of
December
31,
2025);
(iii)
the deduction of payments made to Masisa S.A. for logistics services in the total amount of MXN$3,058,221 (U.S.$
0.2
million as of December 31, 2025); (iv) the alleged
generation
of
non-distributed
dividends
related
to
the
payments
indicated
in
items
(i)
and
(iii)
above;
(v)
the
rejection
of
contributions
to
the
Single
Contribution
Account
in
amounts expressed in Mexican pesos of MXN$342,372,000 (U.S.$
19.1
million as of December 31, 2025), MXN$66,250,020 (U.S.$
3.7
million as of December 31, 2025), MXN$46,389,980
(U.S.$
2.6
million
as
of
December
31,
2025)
and
MXN$11,457,000
(U.S.$
0.6
million
as
of
December
31,
2025),
respectively;
and
(vi)
an
alleged
incorrect
application
of
the
double
taxation
avoidance
treaty
between
Mexico
and
Chile
in
connection
with
payments
described
in
(i)
and
(iii)
above.
The
total
amount
of
omitted
tax,
updates, surcharges, and fines assessed to us amounts to MXN$445,712,085 (U.S.$
24.9
million as of December 31, 2025).

On February 13, 2023, a motion to dismiss was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. We submitted evidence, and is the case is now pending a ruling from the tax authorities. If the ruling is unfavorable, the Company may challenge it before the Federal Court of Administrative Justice.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2025, we had not made any provision in connection with this contingency.

DIVIDEND
POLICY

Article No. 79 of the Chilean Corporations Act states that, unless otherwise unanimously agreed by the shareholders, public corporations must distribute annually at least
30%
of
net
income
for
the
current
year
as
cash
dividend
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

On
October
28,
2019,
our
shareholders
approved
an
amendment
to
article
36
of
our
bylaws,
in
order
to
establish
that
our
shareholders
will
determine
at
our
annual
Ordinary Shareholders’ Meeting, the dividend distribution amount for the respective year, without being subject to the 30% distributable minimum requirement.

Consistent with this amendment, on
April
21,
2020,
our
shareholders voted to approve at the Board’s proposal not to distribute dividends with respect to the results of year 2019 in order to address upcoming financial requirements, including those related to the MAPA project.

On September 28, 2021, our Board of Directors updated our dividend policy to provide for the distribution of 40% of distributable net income for fiscal year
2021 and subsequent fiscal years. The Board may also approve interim dividends, provided that positive financial results are expected and sufficient liquidity is available. On April 8, 2022, the Board amended the policy with respect to fiscal year 2021 to include extraordinary profits from the sale of certain real estate by our subsidiary Forestal Arauco to Vista
Hermosa Inversiones Forestales SpA in the calculation of distributable net income.

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

On October 24, 2025, our Board of Directors approved an amendment to our dividend policy, to incorporate an additional restriction on the payment and distribution of dividends. Pursuant to such amendment, in the event that we exercise our right to defer the payment of accrued interest under the Series “AG” bonds issued on October 24, 2025 pursuant to the bond line registered with the Commission for the Financial Market (Comisión para el Mercado Financiero) under No. 1237, with a maturity date of January 5, 2058, we must not declare or pay dividends to our shareholders for as long as any deferred interest remains outstanding and unpaid, in accordance with the terms and conditions set forth in the respective issuance documents.

The
following
table
details
the
dividends
paid
by
us
to
our
shareholders
for
the
previous
five
years:

Years	Aggregate Amount of Dividends (U.S.$)	Distribution Dates
2021 (1)	663,132,403	October 25, 2021 – November 5, 2021 – May 10, 2022
2022	463,593,359	December 14, 2022 – May 10. 2023
2023 (2)	-	-
2024	94,397,714	December 10, 2024
2025	112,287,529	May 7, 2025

(1)	For 2021, the U.S.$663,132,403 million include U.S.$200 million paid as an extraordinary dividend ( dividendo eventual ) charged to the retained earnings fund ( fondo de utilidades acumuladas ).

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
Chilean Corporations Act, the following matters must be considered at special shareholders’ meetings:

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

On October 28, 2019, our shareholders approved at an extraordinary shareholders’ meeting an amendment to article 36 of our bylaws, in order to establish that the
Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Corporations Act. See “Item 8. Financial information-Dividend Policy” for more information.

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

On April 16, 2001, the
Central Bank agreed that, effective April 19, 2001, the prior foreign exchange restrictions were eliminated and a
Compendio de Normas de Cambios Internacionales
(Compendium of Foreign Exchange Regulations, or the “Compendium”) were applied.

The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.

Effective as of January 1, 2026, the Central Bank approved a new Compendio de Normas de Cambios
Internacionales (the “New CNCI”), which replaced in its entirety the former Compendium and repealed all of its prior chapters and manuals.

International
Issue
of
Bonds under the Compendium

In
accordance
with
the
regulations
issued
by
the
Central
Bank
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

Chapter XIV of the Compendium also stated that proceeds from the issue, as well as payment of capital and interest relating to the issue, must be received and sent from
and
through
the
Formal
Exchange
Market,
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

International
Issue
of
Bonds under the New CNCI

Under the New CNCI, international issuances of bonds are treated as external liabilities of Chilean residents and are governed by the provisions set forth in Section IV, Letter B, numeral II of Chapter II of the Compendium, entitled Sistema de Información de Operaciones de Cambios Internacionales, together with its related Operational Regulation II.7, which replaced the former Chapter XIV regime. According to the new regulation, any external debt operation, including an international issuance of bonds, for an aggregate amount equal to or exceeding U.S.$1,000,000 must be reported to the Central Bank, regardless of whether the proceeds are remitted to Chile or retained or used abroad, substantially in the same timeframes as those previously applicable under the former Chapter XIV of the Compendium. Payments of principal, interest and other amounts related to such indebtedness, as well as material modifications to its terms, must also be reported in accordance with the applicable regulations. Payments of principal, interest and other amounts related to external indebtedness remitted from Chile must be effected through the Formal Exchange Market, while payments made directly abroad with funds held outside Chile must be reported directly to the Central Bank. Issuers with an aggregate outstanding external debt balance equal to or exceeding U.S.$10,000,000 are subject to periodic reporting of such balances.

The New CNCI does not require prior authorization from the Central Bank for international bond issuances, nor does it impose mandatory reserve requirements, forced repatriation of proceeds or mandatory conversion of foreign currency into Chilean pesos. Instead, the New CNCI consolidates and modernizes the reporting and information regime applicable to foreign exchange operations, including those related to external indebtedness and international issuances of debt securities.

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

Under existing Chilean laws and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal made by the Company with respect to our securities.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on its Chilean-source income. Chilean-source income includes earnings from activities conducted in Chile, as well as from the sale, disposition or other transactions involving assets or goods located in Chile. According to Article 11 of such law, securities whether private or public will only be considered Chilean-source if they are issued in Chile by taxpayers domiciled or residing in the country. Since our securities covered in this report
are
not
issued
in
Chile,
any
capital
gains
realized
by
a
foreign
holder
from the sale or disposition of these securities will
generally
not
be
subject
to Chilean income tax. However, any premium paid by the Company on the redemption or purchase of these securities may be treated as interest, and therefore subject to Chilean Interest Withholding Tax, as outlined above. In such cases, foreign holders may be entitled to additional amounts.

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

Premium
and
Market
Discount

A
United
States
Holder
that
purchases
a
security
at
a
cost
greater
than
its
stated
principal
amount
will
be
considered
to
have
purchased
the
security
at
a
premium,
and
may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the security (such premium, “amortized premium”). Such election, once made, generally applies to all bonds held or subsequently acquired by the United States Holder in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States Holder that elects to amortize the premium must reduce its tax basis in a security by the amount of the premium amortized during its holding period. With respect to a United States Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States Holder’s tax basis when
the
security
matures
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

Specified
Foreign
Financial
Assets

Individual
United
States
Holders
that
own
“specified
foreign
financial
assets”
with
an
aggregate
value
in
excess
of
U.S.$50,000
on
the
last
day
of
the
taxable
year
or
U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include
our
securities)
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

Backup
Withholding
and
Information
Reporting

Information returns will be filed with the IRS in connection with payments on our securities made to and the proceeds of any disposition of our securities effected by certain United States Holders. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such amounts if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. A beneficial owner of our securities that is a nonresident individual or a foreign corporation, estate,
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

DOCUMENTS
ON
DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at
prescribed rates. In addition, the SEC maintains an Internet website at
http://www.sec.gov
, from which these materials may be electronically accessed. The public may obtain information on the operation of the SEC Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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

Interest Rate
Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2025, we had outstanding U.S.$
8.6
billion of indebtedness, including accrued interest and discounts and costs of issuance, of which
93.5
% bore interest at fixed interest rates and
6.5
% bore interest at floating rates of interest. The fixed and floating rates and the aforementioned percentages reflect the effect of swap agreements.
50.3
% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to SOFR.

The
following
table
summarizes
our
debt
obligations,
as
of
December
31,
2025.
These
obligations
are
sensitive
to
changes
in
interest
rates.
The
table
presents
the
aggregate
principal
amount
of
each
category
of
indebtedness
maturing
in
each
year,
at
the
weighted
average
interest
rate
for
each
category
of
indebtedness.
Average
interest
rates
for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2025.

	Average Interest Rate	2026	2027	2028	2029	2030	Thereafter	Total Debt	Fair Value
				(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.83%	175.4	516.6	15.4	618.7	624.1	2,002.3	3,952.5	3,805.9
(UF/CLP$-denominated)	3.33%	308.3	62.6	202.3	70.8	35.8	2,295.1	2,975.1	2,865.4
(R$-denominated)	0.12%	16.1	15.1	17.0	18.6	24.7	702.6	794.2	794.2
(CAD-denominated)	0.00%	0.3	0.2	0.0	-	-	-	0.6	0.6
(MXN-denominated)	5.22%	0.4	0.4	0.1	0.0	-	-	1.0	1.0
(EUR-denominated)	1.11%	77.0	70.5	73.6	73.6	-	-	294.8	305.4
Floating Rate
(U.S.$-denominated) SOFR+	1.24%	6.0	209.5	-	-	-	147.2	362.8	493.9
(R$-denominated) CDI +	1.42%	109.1	33.5	27.5	22.8	-	-	192.9	192.9
Total		692.8	908.6	335.9	804.7	684.7	5,147.2	8,573.8	8,459.3

Foreign
Currency
Risk

Our
principal
exchange
rate
risk
involves
changes
in
the
value
of
the
Chilean
peso
and,
to
a
lesser
extent,
the
Brazilian
real,
the
Argentine
peso
and
the
Euro
relative
to
the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2025:

•	60.6 % of our accounts receivable were denominated in U.S. dollars, 15.7 % in Chilean pesos and 19.7 % in other currencies.

•	60.9 % of our cash and short-term investments were denominated in U.S. dollars, 18.6 % in Chilean pesos, 8.4 % in Brazilian reais and 12.5 % in other currencies.

•	50.3 % of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Most of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars.
As
of
December
31,
2025,
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
and
sensitivity
analysis
relating
to
the
risks
arising
from
changes
in
the
market
price
of
pulp,
which
is
our
primary
commodity
risk,
see
Note
23
to
our
audited
consolidated
financial statements included elsewhere in this annual report. As of December 31, 2025, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 in Uruguay, which includes
commodity
swap
agreements.
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
2025.
There
are
inherent
limitations
to
the
effectiveness
of
any
system
of
disclosure
controls
and
procedures,
including
the
possibility
of
human
error
and
the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving
their
control
objectives.
Based
upon
our
evaluation,
our
Chief
Executive
Officer
and
Chief
Financial
Officer
concluded
that
the
disclosure
controls
and procedures, as of December 31, 2025, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the
SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief
Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because
of
its
inherent
limitations,
internal
control
over
financial
reporting
may
not
prevent
or
detect
misstatements.
Also,
projections
of
any
evaluation
of
effectiveness
to
future
periods
are
subject
to
the
risk
that
controls
may
become
inadequate
because
of
changes
in
conditions,
or
that
the
degree
of
compliance
with
the
policies
or
procedures
may
deteriorate.
Based
on
our
evaluation
under
the
framework
in
Internal
Control-Integrated
Framework
(2013)
,
our
management
concluded
that
our
internal
control
over
financial reporting was effective as of December 31, 2025.

(c)	Attestation Report of the registered public accounting firm . Not applicable.

(d)
Changes in internal controls over financial reporting.
There
has
been
no
change
in
our
internal
control
over
financial
reporting
during
2025
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
www.arauco.cl
or
www.arauco.com
. If we amend the provisions of our code of ethics that
apply to our Chief Executive Officer and Chief Financial Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on
Form
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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Our
independent
auditors
for
the
fiscal
year
ended
December
31,
2025
and
2024
were
PricewaterhouseCoopers
Consultores
Auditores
y
Compañía
Limitada
(“PwC”;
PCAOB
ID: 1364) located in Santiago, Chile.
The
following
table

sets
forth
the
fees
billed
to
us
by
our
independent
auditors
PwC,
during
the
fiscal
years
ended
December
31,
2025
and
2024.

	Year ended December 31,
	2025	2024
	(U.S.$ in thousands)
Audit fees	$2,542	$2,673
Audit-related fees	$-	-
Tax fees	$323	$372
Other fees	$4	-
Total fees	$2,869	$3,045

Audit
fees
in
the
above
table
are
the
aggregate
fees
billed
by
PwC
for
the
fiscal
years
ended
December
31,
2025
and
2024,
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

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2025 and 2024, associated with tax compliance services in Chile, Brazil,
Argentina, Colombia, Uruguay, Peru, Netherland, The United States and Mexico; and tax consultation services in Chile.

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

Item
16H.
Mine
Safety
Disclosures

Not applicable.

Item
16I.
Disclosure
Regarding
Foreign
Jurisdictions
that
Prevent
Inspections

Not applicable.

Item 16J.
Insider
Trading
Policies

Arauco’ s Crime Prevention Model has identified the risk of insider trading in the Company’s activities, together with the existing policies and procedures designed to prevent its occurrence. The primary policy and procedure in this regard is the "Manual de Manejo de Información de Interés para el Mercado" (Information of Interest to the Market Management Manual), in which Arauco has established policies and procedures governing the purchase and sale of its securities by directors, officers, employees, and other individuals with access to material non-public information. These policies, were initially adopted in 2010 and were last updated on July 23, 2024. The manual is designed to promote compliance with insider trading laws, including the Securities Exchange Act of 1934, as well as applicable stock exchange listing standards and local regulations, including those of the Commission for the Financial Market. The key policies and procedures are outlined below:

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

The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the Company, made by the Risk Committee, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company. See “Item 3—Risk Factors” for more information on our cybersecurity-related risks. To further strengthen our cybersecurity posture, we regularly engage expert advisors for services such as process and vulnerability reviews, ethical hacking and security maturity assessments based on best practices and international standards. Additionally, we maintain continuous services such as a 24x7 Security Operation Center (SOC), security platform management, digital surveillance, among other and ongoing efforts to foster a strong cybersecurity culture.

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

We have developed and implemented a third-party risk management methodology, including an evaluation dashboard to assess and monitor supplier risk levels. Going forward, we will conduct risk assessments of critical suppliers and evaluate third-party risk monitoring solutions to enhance ongoing oversight.

Third-party services are evaluated against our cybersecurity policies and contractual security requirements to ensure alignment with the organization's risk management framework. The Information Technologies Committee provides oversight of this process, reviewing identified risks and directing remediation actions as required. This approach enables structured, risk-based management of third-party cybersecurity exposure and supports continuous improvement of our security posture.

During 2025, we continued to strengthen our cybersecurity governance, controls, monitoring capabilities and response processes. We did not experience any cybersecurity incidents that materially affected our business, financial condition or results of operations during this period. However,
we cannot provide assurance that future incidents will not occur or that our implemented measures will be sufficient to prevent or mitigate all cybersecurity threats. The evolving nature and increasing sophistication of cyberattacks, combined with the ongoing integration of new technologies into our operations, may result in increased cybersecurity risk exposure. Any future material cybersecurity incident could adversely affect our business, operations, customer relationships or financial results. See “Item 3—Risk
Factors” for more information on our cybersecurity-related risks
.

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
Cristián Infante Bilbao
Chief Executive Officer

Date:
March
20
,
2026

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIR
M

To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in the equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Biological Assets

As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was US$ 3,337,937 thousand at December 31, 2025. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forest growth, sales margins and discount rates.

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

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada

Santiago, Chile
March 18, 2026

We have served as the Company's auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	1,284,053	1,071,560
Other current financial assets	23	231,024	25,960
Other current non-financial assets	25	212,816	261,092
Trade and other current receivables	23	832,166	1,054,707
Accounts receivable from related companies	13-23	490	10,159
Current inventories	4	1,516,639	1,456,260
Current biological assets	20	236,333	315,500
Current tax assets	6	76,309	75,613
Total current assets other than assets or disposal groups classified as held for sale		4,389,830	4,270,851
Non-current assets or disposal groups classified as held for sale	22	3,901	3,767
Total current assets		4,393,731	4,274,618
Non-current assets
Other non-current financial assets	23	257,498	16,747
Other non-current non-financial assets	25	655,854	85,036
Non-current receivables	23	79,325	65,735
Investments accounted for using equity method	15-16	483,542	406,611
Intangible assets other than goodwill	19	50,493	55,980
Goodwill	17	52,681	51,325
Property, plant and equipment	7	11,124,813	9,610,071
Right of use assets	8	1,003,718	771,886
Non-current biological assets	20	3,101,604	2,747,894
Deferred tax assets	6	101,504	73,409
Total non-current assets		16,911,032	13,884,694
Total assets		21,304,763	18,159,312

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	5-23	708,470	348,905
Current lease liabilities	8-23	55,823	55,851
Trade and other current payables	23	1,043,241	745,971
Accounts payable to related companies	13-23	9,437	10,563
Other short-term provisions	18	3,055	1,837
Current tax liabilities	6	30,405	27,565
Current provisions for employee benefits	10	7,501	6,669
Other current non-financial liabilities	25	73,643	165,589
Total current liabilities		1,931,575	1,362,950
Non-current liabilities
Other non-current financial liabilities	5-23	6,939,288	5,721,712
Non-current lease liabilities	8-23	959,237	672,139
Non-current payables	23	53,713	35,310
Non-current accounts payable to related companies	13-23	23,924	26,207
Other long-term provisions	18	38,588	33,121
Deferred tax liabilities	6	1,550,057	1,469,512
C urrent tax liabilities , non-current	6	7,256	-
Non-current provisions for employee benefits	10	87,359	77,634
Other non-current non-financial liabilities	25	30,288	37,012
Total non-current liabilities		9,689,710	8,072,647
Total liabilities		11,621,285	9,435,597
Equity
Issued capital	3	1,553,618	1,103,618
Retained earnings		8,328,561	8,312,384
Other reserves		(204,592)	(698,747)
Equity attributable to owners of parent company		9,677,587	8,717,255
Non-controlling interests		5,891	6,460
Total equity		9,683,478	8,723,715
Total equity and liabilities		21,304,763	18,159,312

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
		2025	2024	2023
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	6,084,142	6,546,146	6,011,819
Cost of sales	3	(4,546,861)	(4,634,149)	(4,744,095)
Gross profit (loss)		1,537,281	1,911,997	1,267,724
Other income	3	324,023	597,061	573,017
Distribution costs	3	(677,734)	(695,377)	(693,039)
Administrative expenses	3	(560,830)	(565,027)	(624,326)
Other expense by function	3	(130,280)	(212,213)	(480,336)
Profit (loss) from operating activities		492,460	1,036,441	43,040
Finance income	3	62,560	66,355	131,666
Finance costs	3	(409,724)	(397,923)	(373,496)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(3,865)	(45,792)	7,709
Gains (losses) on exchange differences on translation		(60,748)	(12,400)	(194,739)
Profit (loss) before income tax		80,683	646,681	(385,820)
Income tax benefit (expense)	6	(39,804)	(170,400)	27,293
Net profit (loss)		40,879	476,281	(358,527)
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		41,300	476,470	(358,560)
Net profit (loss) attributable to non-controlling interests		(421)	(189)	33
Net profit (loss)		40,879	476,281	(358,527)

Earnings (loss) per share
Basic earnings (loss) per share (in U.S.$ per share)
Basic earnings (loss) per share from continuing operations	26	0.3295	3.9241	(2.9762)
Basic earnings (loss) per share		0.3295	3.9241	(2.9762)

Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		0.3295	3.9241	(2.9762)
Diluted earnings (loss) per share		0.3295	3.9241	(2.9762)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
		2025	2024	2023
	Note	ThU.S.$	ThU.S.$	ThU.S.$

Net profit (loss)		40,879	476,281	(358,527)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income (loss) before tax gains losses on remeasurements of defined benefit plans	10	4,644	(766)	(2,726)
Other comprehensive income (loss) that will not be reclassified to profit or loss before tax		4,644	(766)	(2,726)
Components of other comprehensive income (loss) that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	133,703	259,895	121,470
Other comprehensive income (loss) before tax exchange differences on translation		133,703	259,895	121,470
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	461,238	27,762	(72,816)
Reclassification adjustments on cash flow hedges before tax	23	-	(6,747)	(1,634)
Other comprehensive income (loss) before tax cash flow hedges		461,238	21,015	(74,450)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,509	10,911	308
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,509	10,911	308
Other Comprehensive income (loss) that will be reclassified to profit or loss before tax		596,450	291,821	47,328
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income (loss)	6	(1,254)	207	736
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax		(1,254)	207	736

Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income (loss)		-	(135,171)	135,171
Income tax relating to cash flow hedges of other comprehensive income (loss)	6-2 3	(123,732)	(6,075)	19,610
Income tax relating to share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(312)	(2,450)	(218)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(124,044)	(143,696)	154,563
Other comprehensive income (loss)		475,796	147,566	199,901
Total comprehensive income (loss)		516,675	623,847	(158,626)

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		516,958	624,409	(158,848)
Comprehensive income (loss), attributable to non-controlling interests		(283)	(562)	222
Total comprehensive income (loss)		516,675	623,847	(158,626)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2025	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	41,300	41,300	(421)	40,879
Other comprehensive income (loss), net of tax	-	133,565	337,506	3,390	1,197	475,658	-	475,658	138	475,796
Comprehensive income (loss)	-	133,565	337,506	3,390	1,197	475,658	41,300	516,958	(283)	516,675
Equity issue	450,000	-	-	-	-	-	-	450,000	-	450,000
Dividends		-	-	-	-	-	(8,449)	(8,449)	(286)	(8,735)
Increase (decrease) through transfers and other changes equity	-	-	-	-	18,497	18,497	(18,497)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	1,823	1,823	-	1,823
Changes in equity	450,000	133,565	337,506	3,390	19,694	494,155	16,177	960,332	(569)	959,763
Closing balance at 12-31-2025	1,553,618	(582,215)	287,494	(34,533)	124,662	(204,592)	8,328,561	9,677,587	5,891	9,683,478

12-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	476,470	476,470	(189)	476,281
Other comprehensive income (loss), net of tax	-	125,097	14,940	(559)	8,461	147,939	-	147,939	(373)	147,566
Comprehensive income (loss)	-	125,097	14,940	(559)	8,461	147,939	476,470	624,409	(562)	623,847
Equity issue	300,000	-	-	-	-	-	-	300,000	664	300,664
Dividends	-	-	-	-	-	-	(206,684)	(206,684)	(225)	(206,909)
Increase (decrease) through transfers and other changes equity	-	-	-	-	(10,551)	(10,551)	10,551	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(2,916)	(2,916)	-	(2,916)
Changes in equity	300,000	125,097	14,940	(559)	(2,090)	137,388	277,421	714,809	(123)	714,686
Closing balance at 12-31-2024	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715

12-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(358,560)	(358,560)	33	(358,527)
Other comprehensive income (loss), net of tax	-	256,452	(54,840)	(1,990)	90	199,712	-	199,712	189	199,901
Comprehensive income (loss)	-	256,452	(54,840)	(1,990)	90	199,712	(358,560)	(158,848)	222	(158,626)
Equity issue	-	-	-	-	-	-	-	-	1,376	1,376
Dividends	-	-	-	-	-	-	(92,719)	(92,719)	(204)	(92,923)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,877	13,877	(13,877)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(782)	(782)	-	(782)
Changes in equity	-	256,452	(54,840)	(1,990)	13,967	213,589	(465,938)	(252,349)	1,394	(250,955)
Closing balance at 12-31-2023	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,676,865	6,854,709	6,211,313
Receipts from rents and subsequent sales of such assets	38,222	23,075	16,509
Other cash receipts from operating activities	751,132	840,543	702,283
Classes of cash payments
Payments to suppliers for goods and services	(5,074,341)	(5,238,597)	(5,049,907)
Payments to and on behalf of employees	(687,836)	(626,122)	(736,789)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	-	(2,638)	(10,848)
Other cash payments from operating activities	(262,668)	(308,264)	(174,824)
Interest paid	(379,666)	(362,234)	(328,317)
Interest received	61,240	65,114	137,480
Income taxes (paid) refunded	(76,592)	(69,848)	(28,463)
Other inflows (outflows) of cash, net	458	5,579	1,990
Net cash flow from (used in) operating activities	1,046,814	1,181,317	740,427

Cash flows from (used in) investing activities

Cash flow from losing control of subsidiaries and other businesses	-	958,273	-
Cash flow used in obtaining control of subsidiaries or other businesses	-	(72,037)	-
Other cash receipts from sales of equity or debt instruments from other entities	1,931	7,109	-
Other cash payments to acquire equity or debt instruments from other entities	(42,113)	(26,526)	(27,528)
Other cash payments to acquire interests in joint ventures	(2,557)	(28,279)	(11,222)
Loans to related entities	-	(5,500)	-
Proceeds from sales of property, plant and equipment	19,345	37,660	11,859
Purchase of property, plant and equipment	(1,648,384)	(838,844)	(844,470)
Proceeds from sales of intangible assets	514	-	281
Purchase of intangible assets	(7,395)	(6,137)	(6,682)
Proceeds from other long-term assets	2,135	5,512	6,088
Purchase of other long-term assets	(788,892)	(383,912)	(411,897)
Dividends received	9,298	6,982	4,265
Other inflows (outflows) of cash, net	25,093	16,726	(53,818)
Cash flows from (used in) investing activities	(2,431,025)	(328,973)	(1,333,124)

Cash flows from (used in) financing activities

Payments from changes in ownership interests in subsidiaries	-	(3,600)	-
Proceeds from issuing shares	450,000	300,519	-
Total proceeds from borrowings	2,304,939	1,695,525	2,126,607
Proceeds from long-term borrowings	1,862,803	481,269	1,160,649
Proceeds from short-term borrowings	442,136	1,214,256	965,958
Repayments of borrowings	(894,766)	(2,132,898)	(1,118,156)
Payments of lease liabilities	(101,832)	(82,059)	(73,806)
Dividends paid	(114,622)	(94,637)	(282,728)
Other inflows (outflows) of cash, net	(87,266)	11,202	(6,250)
Cash flows from (used in) financing activities	1,556,453	(305,948)	645,667
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	172,242	546,396	52,970
Effect of exchange rate changes on cash and cash equivalents	40,251	(44,844)	(150,169)
Net increase (decrease) of cash and cash equivalents	212,493	501,552	(97,199)
Cash and cash equivalents, at the beginning of the period	1,071,560	570,008	667,207
Cash and cash equivalents, at the end of the period	1,284,053	1,071,560	570,008

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO Consolidated financial statements as of DECEMBER 31, 2025 AND 2024

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

As of December 31, 2025, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above-mentioned companies are subject to the oversight of the CMF.

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

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

-Consolidated statements of financial position as of December 31, 2025 and 2024.
-Consolidated statements of profit or loss for the years ended December 31, 2025, 2024 and 2023.
-Consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023.
-Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023.
-Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023.
-Explanatory disclosures (notes).

Period covered by the consolidated financial statements

As of December 31, 2025 and 2024 and for the three years ended December 31, 2025, 2024 and 2023.

Date of approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at Meeting
No 754
held on March
18
, 2026.

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
Th
€ - Thousands of Euros

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

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (
“IFRS Accounting Standards”
) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

The consolidated statements of cash flows are presented using the direct method.

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

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions is the Chief Executive Officer who is the highest authority for making decisions and is supported by the Vice-presidents of each segment.

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

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered as a result. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

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

Additionally, Arauco executed contracts relating to the sale of a portfolio of customer receivable, which are accounted for in accordance with IFRS 9 on Financial Instruments. The assigned accounts receivable are derecognized only when Arauco has transferred substantially all the related risks and rewards of their ownership.

To assess whether substantially all the risks and benefits of ownership have been transferred, Arauco considers, among other factors, credit risk, late payment risk, and foreign exchange risk. Collections related to the assigned portfolio of accounts receivable are presented in the consolidated statement of cash flows as part of operating activities.

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

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts.  The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and no with speculation objectives.

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

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting of the terms and conditions of sale of the products, slow moving inventories and technical obsolescence.

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

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 employee benefits,
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

t)	Other non-financial assets and liabilities

Non-financial assets are recognized when it is probable that the related economic benefits will flow to the entity and their cost can be measured reliably.

Non-financial liabilities are recognized when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount can be measured reliably.

u)	Revenue recognition

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

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

v)	Minimum dividend

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

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025,
an amendment to the dividend policy was approved
, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

w)	Earnings per share

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

x)	Impairment

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

y)	Employee benefits

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

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

z)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

aa) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2025:

A mendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21
Lack of Exchangeability
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.
January 1, 2025

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards, a mendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	January 1, 2026
Clarify the requirements, give the guidance, add new disclosures for certain instruments.

Contracts Referencing Nature Dependent Electricity
Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
These narrow-scope specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy.

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2025, there had not been significant changes in the accounting policies with respect to the 2024 financial year.
Changes to accounting estimates

As of December 31, 2025, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2024 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of December 31, 2025 and 2024, the shareholders composition according to the amount of shares owned was as follows:

	12-31-2025		12-31-2024
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	131,893,675	99.99991584%	125,042,019	99.99991603%
AntarChile S.A.	111	0.00008416%	105	0.00008397%
	131,893,786	100.00000000%	125,042,124	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco was ThU.S.$ 1,553,618.

F-28

	12-31-2025	12-31-2024
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	131,893,786	125,042,124
Nominal value of shares by type of capital in ordinary shares	U.S.$ 11.7793 per share	U.S.$ 8.8260 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,553,618	ThU.S.$ 1,103,618
Number of shares issued and fully paid by type of capital in ordinary shares	131,893,786	125,042,124

b)	Dividends paid

On May 7, 2025, a definitive dividend of ThU.S.$ 112,287 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit, after deducting the payment made in December 2024 mentioned in the following paragraph.

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid against the retained earnings from the profits of the year 2024.

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

The ThU.S.$ 8,449 million presented in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2025 fiscal year. The amount of ThU.S.$ 206,684 presented in the consolidated statement of changes in equity for the year ended December 31, 2024, contains the minimum dividend provision. For the year ended December 31, 2023 there was no minimum dividend provision for the 2023 losses.

In the consolidated statement of cash flows, the dividends paid line shows an amount of ThU.S.$114,622 for the year ended December 31, 2025 ( ThU.S.$ 94,637 and ThU.S.$ 282,728 for the years ended December 31, 2024 and 2023, respectively), of which ThU.S.$114,199 ( ThU.S.$ 94,397 and ThU.S.$ 279,622 for the years ended December 31, 2024 and 2023, respectively) correspond to the dividends payment made to the parent company.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-07-2025
Amount of dividends	ThU.S.$ 112,287
Number of shares on which pay dividends	125,042,124
Dividend per shares	U.S.$0.897997

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$0.783542

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$2.321007

c)	Disclosure of information on reserves

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

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2025, 2024 and 2023 are as follows:

	January - December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	324,023	597,061	573,017
Gain from changes in fair value of biological assets (Note 20) (1)	204,646	159,021	264,477
Net income from insurance compensation	3,819	17,336	204,966
Revenue from export promotion	1,312	1,099	943
Lease income	5,756	4,960	10,158
Gain on sales of assets	33,153	21,040	27,755
Rights of way	3,620	5	488
Compensations received	1,584	43	7,285
Gain on sales of subsidiaries and associates	-	354,067	-
Reversal of impairment of property, plants and equipment	11,502	7,248	6,886
Reimbursement provisions (legal and others)	11,468	3,680	12,322
Gain from assignment of contracts	17,813	-	-
Other operating income	29,350	28,562	37,737

Classes of Other Expenses by function
Total Other Expenses by function	(130,280)	(212,213)	(480,336)
Depreciation for leased assets	(2,656)	(2,814)	(1,494)
Provision legal expenses	(7,822)	(12,483)	(14,398)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(23,832)	(42,583)	(110,559)
Operating expenses related to restructuring or from plants stoppage or closed	(24,238)	(44,181)	(236,525)
Expenses related to projects	(7,174)	(11,399)	(13,975)
Loss by leasses	(942)	(747)	-
Loss of asset sales	(7,821)	(11,497)	(12,389)
Loss and repair of assets	(5,913)	(3,149)	(11,076)
Loss of forest due to fires	(14,675)	(24,918)	(25,101)
Other taxes	(24,687)	(34,691)	(20,977)
Research and development expenses	(1,701)	(1,605)	(3,939)
Fines, readjustments and interest	(2,370)	(695)	(1,146)
Loss on sale of associates	-	(20)	-
Loss of tax credits	(135)	(2,195)	(4,287)
Other expenses	(6,314)	(19,236)	(24,470)

Classes of Finance Income
Total Finance Income	62,560	66,355	131,666
Finance income by mutual funds - term deposits	40,808	44,881	113,522
Finance income resulting from derivatives	-	3	8
Other finance income	21,752	21,471	18,136

Classes of Finance Costs
Total Finance Costs	(409,724)	(397,923)	(373,496)
Interest expense, Bank borrowings	(68,006)	(85,860)	(78,753)
Interest expense, Bonds	(196,494)	(204,570)	(214,079)
Interest expense resulting from derivatives	(51,990)	(41,066)	(26,800)
Interest expense for right-of-use (1)	(48,884)	(29,991)	(19,995)
Other finance costs	(44,350)	(36,436)	(33,869)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(3,865)	(45,792)	7,709
Investments in associates (2)	(245)	(22,650)	3,990
Investments in joint ventures	(3,620)	(23,142)	3,719

(1)
In 2024, includes the effect of changes in fair value of plantations and interest expense for right-of-use assets from Brazilian companies that were previously classified as held for sale and sold during the period, through the sale date.

(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
	2025	2024	2023
Cost of sales	ThU.S.$	ThU.S.$	ThU.S.$
Timber	985,301	963,721	1,068,662
Forestry labor costs and other services	635,344	702,315	692,518
Depreciation and amortization	591,693	584,343	535,244
Depreciation for right of use	32,025	35,005	28,082
Maintenance costs	326,255	355,733	355,389
Chemical costs	655,057	662,732	649,413
Sawmill costs	111,702	122,927	122,748
Other raw materials	269,558	236,098	285,828
Other indirect costs	223,180	222,550	233,903
Energy and fuel	246,757	276,517	275,732
Cost of electricity	51,987	50,587	65,191
Staff expenses	418,002	421,621	431,385
Total	4,546,861	4,634,149	4,744,095

Total amount is comprised of the cost of inventory sales for ThU.S.$4,422,849 for the year ended December 31, 2025 (ThU.S.$4,522,430 and ThU.S.$4,616,212 for the years ended December 31, 2024 and 2023, respectively) and the cost of rendering services for ThU.S.$124,012 for the year ended December 31, 2025 (ThU.S.$111,719 and ThU.S.$127,883 for the years ended December 31, 2024 and 2023, respectively).

	January – December
	2025	2024	2023
Distribution cost	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	32,279	35,502	41,966
Commissions	16,974	17,070	15,400
Insurance	5,797	6,584	7,186
Provision for doubtful accounts	545	1,098	3,094
Other selling costs	8,963	10,750	16,286
Shipping and freight costs	645,455	659,875	651,073
Port services	65,855	70,717	61,802
Freights	514,737	530,334	528,218
Depreciation for right of use	1,647	1,068	1,184
Shipping internment, warehousing, stowage, customs and other costs	63,216	57,756	59,869
Total	677,734	695,377	693,039

	January – December
	2025	2024	2023
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	223,522	219,046	245,822
Marketing, advertising, promotion and publications expenses	14,140	14,516	14,542
Insurances	40,645	49,359	54,173
Depreciation and amortization	41,997	43,716	43,075
Depreciation for right of use	8,543	7,110	7,361
Computer services	34,325	29,836	37,859
Lease of offices, other property and vehicles	6,704	7,323	7,854
Donations, contributions, scholarships	9,152	9,010	10,983
Fees (legal and technical advisors)	35,792	35,817	35,831
Property taxes, city permits and rights	25,728	21,225	32,639
Cleaning services, security services and transportation	23,080	23,329	28,381
Third-party variable services (manoeuvres, logistics)	34,536	41,030	38,537
Basic services (electricity, telephone, water)	7,338	6,768	7,323
Maintenance and repair	4,978	5,932	6,933
Seminars, courses, training materials	2,265	3,117	2,637
Travels, clothing and safety equipment, environmental expenses, audits and others	48,085	47,893	50,376
Total	560,830	565,027	624,326

NOTE 4. INVENTORIES

	12-31-2025	12-31-2024
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	169,449	166,695
Production supplies	226,114	209,201
Work in progress	75,497	82,565
Finished goods	764,939	762,086
Spare parts	280,640	235,713
Total inventories	1,516,639	1,456,260

Inventories are subject to adjustments for obsolescence and are evaluated to ensure they are recorded at the lower between cost and net realizable value. As of December 31, 2025, inventories were reduced by ThU.S.$ 5,457 (increased by ThU.S.$ 16,414 as of December 31, 2024) as a result of write-downs to net realizable value. Such write-downs were recognized in cost of sales in both periods.

As of December 31, 2025, the amount of obsolescence provision and net realizable value is ThU.S.$ 84,217 (ThU.S.$ 107,003 as of December 31, 2024), as a consequence of the foregoing, a net increase of inventories was recognized of ThU.S.$ 22,786 (lower provision of ThU.S.$ 3,728 as of December 31, 2024).

For the year ended December 31, 2025, there were inventory write-offs of ThU.S.$ 6,050 (ThU.S.$ 2,200 and ThU.S.$ 3,614 for the years ended December 31, 2024 and 2023, respectively) which are presented in the consolidated statements of profit or loss within cost of sales.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2025	12-31-2024
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	57	47
Balances with Banks	805,428	642,064
Short-term deposits	426,269	359,150
Mutual funds	52,299	70,299
Total	1,284,053	1,071,560

The risk classification of the Company’s mutual funds as of December 31, 2025 and 2024 is shown below.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
AAAfm	620	2,270
AAfm	10,317	60,254
No classification (*)	41,362	7,775
Total Mutual Funds	52,299	70,299
(*) Correspond to mutual funds whose local classification applies a methodology different from that used for the other mutual funds in which the Company invests. Nevertheless, these funds meet the definition of cash equivalents, as they are subject to an insignificant risk of changes
in value.

Changes in financial liabilities

	12-31-2025
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	1,151,023	201,918	4,717,676	-	6,070,617
Cash flows
(+) Borrowings obtained	961,136	-	1,343,803	-	2,304,939
(-) Borrowings paid	(850,800)	1,784	(45,750)	-	(894,766)
(-) Commissions paid	(87,202)	-	(64)	-	(87,266)
(-) Interest paid	(70,078)	(48,782)	(210,690)	(1,429)	(330,979)
(-) Obtention (payment) of collateral	-	-	-	69,160	69,160
(+) Accrued interest	77,363	48,782	224,724	1,429	352,298
(+/-) Exchange rate difference	56,988	-	278,252	-	335,240
(+/-) Changes in fair value	-	(183,824)	-	-	(183,824)
(+/-) Other movements	17,736	-	(5,397)	-	12,339
Closing balance	1,256,166	19,878	6,302,554	69,160	7,647,758

	12-31-2024
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
Cash flows
(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
(+/-) Commissions (discounts) of issue	-	-	11,163	11,163
(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
(+) Accrued interest	83,075	40,414	197,941	321,430
(+/-) Exchange rate difference	(24,083)	-	(135,388)	(159,471)
(+/-) Changes in fair value	-	99,217	-	99,217
(+/-) Other movements (*)	(40,174)	-	4,600	(35,574)
Closing balance	1,151,023	201,918	4,717,676	6,070,617
(*): In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.

	Lease liabilities
	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance January 1	727,990	559,382
Cash flows
(-) Borrowings paid	(101,832)	(82,059)
(-) Interest paid	(48,687)	(29,366)
(+) Accrued interest	48,687	29,490
(+/-) Inflation adjustment	-	(51)
(+/-) Exchange rate difference	72,527	(5,071)
(+) Increase due to new leases liabilities	340,622	361,421
(+/-) Other movements (*)	(24,247)	(105,756)
Closing balance	1,015,060	727,990
 (*): In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.
F-33

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2025	12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,973	11,125
Deferred tax assets relating to post-employment benefits	26,018	23,063
Deferred tax assets relating to property, plant and equipment	122,533	89,655
Deferred tax assets relating to impairment provision	7,260	5,672
Deferred tax assets relating to financial instruments	84,304	70,760
Deferred tax assets relating to tax loss carry forward	240,892	252,202
Deferred tax assets relating to biological assets	-	4,806
Deferred tax assets relating to inventories	20,252	27,374
Deferred tax assets relating to provisions for income	41,364	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,709	3,160
Deferred tax assets relating to intangible revaluation	397	215
Deferred tax assets relating to other deductible temporary differences	65,147	73,791
Total deferred tax assets	622,849	597,712
Offsetting presentation	(521,345)	(524,303)
Net effect	101,504	73,409

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 874,360 (ThU.S.$ 928,974 as of December 31, 2024).

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 118,725 (ThU.S.$ 129,300 as of December 31, 2024) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2025	12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,397,529	1,374,164
Deferred tax liabilities relating to financial instruments	42,384	18,887
Deferred tax liabilities relating to biological assets	481,293	469,770
Deferred tax liabilities relating to inventory	60,729	56,101
Deferred tax liabilities relating to prepaid expenses	37,378	34,889
Deferred tax liabilities relating to intangible	5,419	6,089
Deferred tax liabilities relating to other taxable temporary differences	46,670	33,915
Total deferred tax liabilities	2,071,402	1,993,815
Offsetting presentation	(521,345)	(524,303)
Net effect	1,550,057	1,469,512

The effect of this year in deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 123,732 for the year ended December 31, 2025 (debit of ThU.S.$ 6,075 and credit of ThU.S.$ 19,610 for the years ended December 31, 2024 and 2023, respectively), which is presented in the consolidated statement of comprehensive income and net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2025	Deferred tax income ( expenses )	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2025
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	541	-	307	11,973
Deferred tax assets relating to post-employment benefits	23,063	4,118	(1,254)	91	26,018
Deferred tax assets relating to property, plant and equipment	89,655	32,815	-	63	122,533
Deferred tax assets relating to impairment provision	5,672	1,240	-	348	7,260
Deferred tax assets relating to financial instruments	70,760	13,066	(244)	722	84,304
Deferred tax assets relating to tax loss carry forward	252,202	109,896	(123,207)	2,001	240,892
Deferred tax assets relating to biological assets	4,806	(4,806)	-	-	-
Deferred tax assets relating to inventories	27,374	(7,272)	-	150	20,252
Deferred tax assets relating to provisions for income	35,889	5,304	-	171	41,364
Deferred tax assets relating to allowance for doubtful accounts	3,160	(474)	-	23	2,709
Deferred tax assets relating to intangible revaluation	215	182	-	-	397
Deferred tax assets relating to other deductible temporary differences	73,791	(9,019)	-	375	65,147
Total deferred tax assets	597,712	145,591	(124,705)	4,251	622,849

	Opening balance 01-01-2025	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2025
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	18,239	-	5,126	1,397,529
Deferred tax liabilities relating to financial instruments	18,887	23,216	281	-	42,384
Deferred tax liabilities relating to biological assets	469,770	11,523	-	-	481,293
Deferred tax liabilities relating to inventory	56,101	4,561	-	67	60,729
Deferred tax liabilities relating to prepaid expenses	34,889	2,454	-	35	37,378
Deferred tax liabilities relating to intangible	6,089	(1,224)	-	554	5,419
Deferred tax liabilities relating to other taxable temporary differences	33,915	11,896	-	859	46,670
Total deferred tax liabilities	1,993,815	70,665	281	6,641	2,071,402

	Opening balance 01-01-2024	Deferred tax income ( expenses )	Deferred tax of items charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	58,580	14,618	244	-	(2,682)	70,760
Deferred tax assets relating to tax loss carry forward	257,423	7,183	(7,581)	-	(4,823)	252,202
Deferred tax assets relating to biological assets	-	4,806	-	-	-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

	Opening balance 01-01-2024	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

	Opening balance 01-01-2023	Deferred tax income ( expenses )	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	46,789	15,191	-	-	(3,986)	586	58,580
Deferred tax Assets relating to tax loss carry forward	117,084	121,524	17,397	3,516	(3,387)	1,289	257,423
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,885	-	-	(239)	642	39,065
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

	Opening balance 01-01-2023	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,421,116	4,372	-	-	(15,638)	5,251	1,415,101
Deferred tax liabilities relating to financial instruments	27,806	1,173	(2,213)	-	-	-	26,766
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2025		12-31-2024
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	381,957	-	345,510	-
Deferred tax assets - tax loss carry forward	240,892	-	252,202	-
Deferred tax liabilities	-	2,071,402	-	1,993,815
Total	622,849	2,071,402	597,712	1,993,815

	January – December
	2025	2024	2023
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets (*)	35,695	137,991	8,275
Deferred tax assets - tax loss carry forward (*)	109,896	4,175	121,522
Deferred tax liabilities (*)	(70,665)	53,104	(25,783)
Total	74,926	195,270	104,014
(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

Income tax expense

Income tax expense consists of the following:

	January – December
	2025	2024	2023
Income tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(106,918)	(521,903)	(122,530)
Tax benefit arising from tax credit used to reduce current tax expense	730	177,291	60,934
Prior period current income tax adjustments	(1,333)	(1,747)	(11,037)
Other current benefit tax (expenses)	(7,209)	(19,311)	(4,088)
Current tax expense, net	(114,730)	(365,670)	(76,721)

Deferred tax expense relating to origination and reversal of temporary differences (*)	(34,970)	191,095	(17,508)
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	109,896	4,175	121,522
Total deferred tax benefit (expense), net	74,926	195,270	104,014
Total income tax benefit (expense)	(39,804)	(170,400)	27,293
(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies for the years ended December 31, 2025, 2024 and 2023:

	January – December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(67,932)	(113,313)	(57,856)
Domestic current income tax expense	(46,798)	(252,357)	(18,865)
Total current income tax expense	(114,730)	(365,670)	(76,721)

Foreign deferred tax benefit (expense) (*)	9,450	113,445	(28,941)
Domestic deferred tax benefit (expense)	65,476	81,825	132,955
Total deferred tax benefit (expense)	74,926	195,270	104,014

Total income tax benefit (expense)	(39,804)	(170,400)	27,293
(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
	2025	2024	2023
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%
Tax expense at statutory tax rate	(21,784)	(174,604)	104,171
Tax effect of foreign tax rates	11,345	14,935	2,418
Tax effect of income exempt from taxation	36,362	130,193	85,540
Tax effect of not deductible expenses	(48,157)	(166,531)	(61,380)
Tax rate effect of previously unrecognized tax loss	12,781	-	-
Tax effect of a new evaluation of deferred tax assets (*)	(11,920)	64,350	(79,121)
Tax effect of tax provided in excess in prior periods	(1,333)	(1,747)	(11,037)
Other tax rate effects (**)	(17,098)	(36,996)	(13,298)
Total adjustments to tax expense at applicable tax rate	(18,020)	4,204	(76,878)
Tax benefit (expense) at effective tax rate	(39,804)	(170,400)	27,293
(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.
(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has assessed the potential impact derived from the implementation of the so-called "GloBE or Pillar 2 rules," which seek to ensure that multinational groups pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s headquarters are located), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the potential impact of its application as of its effective date for the fiscal years ended December 31, 2025 and 2024.

Therefore, based on its best understanding, Arauco has evaluated the impact that these regulations could have in all jurisdictions where it operates and has determined that, to date, they would only have an impact on some of its operations in Uruguay, recognizing a preliminary tax with an effect on profit or loss of ThU.S.$ 4,255 in the fiscal year 2025 (ThU.S.$ 14,136 for the year ended December 31, 2024). The balance of the provision for this item as of December 31, 2025 amounts to ThU.S.$ 20,243 (ThU.S.$ 14,136 as of December 31, 2025).

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	12-31-2025	12-31-2024
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	46,156	45,691
Income tax receivable	27,071	30,058
Provision tax income	(46,384)	(45,129)
Recoverable credits	47,698	43,288
Other tax receivables	1,768	1,705
Total	76,309	75,613

	12-31-2025	12-31-2024
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	24,445	216,591
Monthly Provisional Payments and other tax receivables	(15,531)	(203,450)
Other tax payables	21,491	14,424
Total	30,405	27,565

	12-31-2025	12-31-2024
Non-current current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category), non-current	3,001	-
Other tax payables, non-current	4,255	-
Total	7,256	-

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	2,316,654	725,744
Land	978,088	931,333
Buildings	3,565,602	3,663,306
Plant and equipment	3,941,918	3,984,319
Information technology equipment	39,479	41,250
Fixtures and fittings	12,822	12,288
Motor vehicles	64,695	54,744
Bearer plants	1,045	-
Other property, plant and equipment	204,510	197,087
Total net	11,124,813	9,610,071

Property, plant and equipment, gross
Construction work in progress	2,316,654	725,744
Land	978,088	931,333
Buildings	6,578,709	6,505,187
Plant and equipment	9,188,739	8,988,084
Information technology equipment	147,033	141,492
Fixtures and fittings	57,908	55,785
Motor vehicles	136,536	119,251
Bearer plants	1,350	-
Other property, plant and equipment	221,678	215,056
Total gross	19,626,695	17,681,932

Accumulated depreciation and impairment
Buildings	(3,013,107)	(2,841,881)
Plant and equipment	(5,246,821)	(5,003,765)
Information technology equipment	(107,554)	(100,242)
Fixtures and fittings	(45,086)	(43,497)
Motor vehicles	(71,841)	(64,507)
Bearer plants	(305)	-
Other property, plant and equipment	(17,168)	(17,969)
Total	(8,501,882)	(8,071,861)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2025, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	3,561,992	1,918,997

The disbursements commitments are mainly related to Sucuriú project.

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2025 and 2024
:

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	-	197,087	9,610,071
Changes
Additions	1,999,149	40,891	19,529	61,975	1,237	653	4,379	-	7,918	2,135,731
Disposals	-	(2,726)	(554)	(7,840)	(9)	(7)	(196)	-	(585)	(11,917)
Withdrawals	(6,865)	(571)	(3,306)	(8,980)	(173)	(33)	(384)	-	(103)	(20,415)
Depreciation	-	-	(225,723)	(403,903)	(8,727)	(2,956)	(11,709)	(305)	(1,447)	(654,770)
Impairment loss recognized in profit or loss	-	-	3,362	3,015	-	-	38	-	-	6,415
Increase (decrease) through net exchange differences	27,600	8,888	15,881	41,740	352	133	34	-	2,518	97,146
Reclassification of assets held for sale	-	(1,528)	(100)	(3,347)	-	-	(26)	-	-	(5,001)
Transfers from construction in progress closed and reclassifications	(428,974)	1,801	93,207	304,758	5,549	2,744	20,443	1,350	(878)	-
Decrease through transfers of leasing assets	-	-	-	(29,819)	-	-	(2,628)	-	-	(32,447)
Total changes	1,590,910	46,755	(97,704)	(42,401)	(1,771)	534	9,951	1,045	7,423	1,514,742
Closing balance 12-31-2025	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

The depreciation expense for the years ended December 31, 2025, 2024 and 2023 is as follows:

	January-December
	2025	2024	2023
Depreciation for the years	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	591,693	584,343	535,244
Administrative expenses	29,807	30,007	29,009
Other expenses	12,143	14,709	46,122
Total	633,643	629,059	610,375

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Bearer plants	5
Other property, plant and equipment	14

The capitalized borrowing costs are detailed in Note 12.

NOTE 8.  Leases

Arauco acting as lessee
Right of use assets

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	846,850	599,101
Buildings	23,338	15,992
Plant and equipment	64,704	63,102
Information technology equipment	304	392
Motor vehicles	58,219	80,464
Other property, plant and equipment	10,303	12,835
Total net	1,003,718	771,886
Property, plant and equipment by right of use, gross

Land	942,871	660,753
Buildings	42,205	32,265
Plant and equipment	96,808	93,922
Information technology equipment	737	784
Motor vehicles	129,820	269,228
Other property, plant and equipment	16,044	15,845
Total gross	1,228,485	1,072,797
Accumulated depreciation and impairment by right of use

Land	(96,021)	(61,652)
Buildings	(18,867)	(16,273)
Plant and equipment	(32,104)	(30,820)
Information technology equipment	(433)	(392)
Motor vehicles	(71,601)	(188,764)
Other property, plant and equipment	(5,741)	(3,010)
Total	(224,767)	(300,911)

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2025 and 2024
:

	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	300,063	13,869	7,215	222	19,054	199	340,622
Disposals	-	-	-	-	(574)	-	(574)
Withdrawals	(3,659)	-	-	-	(9,879)	-	(13,538)
Depreciation (*)	(37,407)	(6,471)	(5,891)	(350)	(30,200)	(2,731)	(83,050)
Increase (decrease) through net exchange differences	868	51	278	40	(183)	-	1,054
Increase (decrease) through others	(12,116)	(103)	-	-	(463)	-	(12,682)
Total changes	247,749	7,346	1,602	(88)	(22,245)	(2,532)	231,832
Closing balance 12-31-2025	846,850	23,338	64,704	304	58,219	10,303	1,003,718

	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886
(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the years ending December 31, 2025, 2024 and 2023 recognized in property, plant and equipment by right of use is as follows:

	January – December
	2025	2024	2023
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	32,025	35,005	28,082
Distribution costs	1,647	1,068	1,184
Administrative expenses	8,543	7,110	7,361
Total	42,215	43,183	36,627

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January – December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(149,000)	(231,094)	(206,332)
Expenses from low value leases	(3,583)	(4,603)	(3,899)
Expenses from short-term leases	(34,225)	(39,047)	(39,878)
Income from sublease of right of use assets	655	628	464

Arauco acting as lessor
Reconciliation of financial lease minimum payments:

	12-31-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	26,758	2,725	24,033
Between one and two years	24,433	1,749	22,684
Between two and three years	16,626	831	15,795
Between three and four years	7,860	408	7,452
Between four and five years	2,618	159	2,459
More than five years	5,242	346	4,896
Total	83,537	6,218	77,319

	12-31-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	19,532	2,285	17,247
Between one and two years	20,042	1,804	18,238
Between two and three years	18,397	1,005	17,392
Between three and four years	12,284	360	11,924
Between four and five years	2,731	54	2,677
More than five years	210	1	209
Total	73,196	5,509	67,687

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

NOTE 9. REVENUE

	January – December
	2025	2024	2023
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,944,197	6,415,109	5,869,341
Revenue from rendering of services	139,945	131,037	142,478
Total	6,084,142	6,546,146	6,011,819

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits
and
expenses by
employee

	January – December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	739,797	711,016	747,288
Wages and salaries	716,787	690,996	717,548
Severance indemnities	23,010	20,020	29,740

	2025	2024	2023
Discount rate	3.23%	3.23%	3.23%
Inflation	3.20%	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate	RV-2020	RV-2020	RV-2014

2025
Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(6,170)
Decrease in 100 bps	7,064

Wage growth rates
Increase in 100 bps	6,195
Decrease in 100 bps	(5,486)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2025 and 2024:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	7,501	6,669
Non-current	87,359	77,634
Total	94,860	84,303

	12-31-2025	12-31-2024
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	84,303	94,325
Current service cost	6,840	5,979
Interest cost	4,863	4,367
(Gains) losses from changes in actuarial assumptions	-	22
Actuarial gains and losses arising from experience	(4,643)	743
Benefits paid	(5,064)	(7,152)
Increase (decrease) for foreign currency exchange rates changes	8,561	(13,981)
Closing balance	94,860	84,303

The average staffing as of December 31, 2025 was 19,100 people.

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	777,505	15,723	107,494	43,063	32,564	69,274	238,430	-	1,284,053
Other current financial assets	230,988	-	-	-	-	-	36	-	231,024
Other current non-financial assets	84,335	663	12,620	14,116	25,684	6,047	69,351	-	212,816
Trade and other current receivables	537,861	16,967	52,973	22,408	36,149	7,910	130,689	27,209	832,166
Accounts receivable due from related companies	48	-	-	-	-	-	442	-	490
Current inventories	1,372,990	-	93,292	-	48,503	-	1,854	-	1,516,639
Current biological assets	235,512	-	821	-	-	-	-	-	236,333
Current tax assets	63,063	-	4,446	-	1,388	4,695	2,717	-	76,309
Non-current assets or disposal groups classified as held for sale	3,302,302	33,353	271,646	79,587	144,288	87,926	443,519	27,209	4,389,830
Non-current assets or disposal groups classified as held for sale	3,807	-	15	-	53	-	26	-	3,901
Total current assets	3,306,109	33,353	271,661	79,587	144,341	87,926	443,545	27,209	4,393,731

Non-current assets
Other non-current financial assets	257,498	-	-	-	-	-	-	-	257,498
Other non-current non-financial assets	546,939	36	106,045	-	810	671	1,262	91	655,854
Trade and other non-current receivables	1,394	-	18,623	344	-	-	5,264	53,700	79,325
Investments accounted for using equity method	113,857	232,236	73,998	-	-	-	63,451	-	483,542
Intangible assets other than goodwill	46,367	-	1,276	-	308	2,414	128	-	50,493
Goodwill	39,335	-	11,298	-	-	2,048	-	-	52,681
Property, plant and equipment	10,401,426	-	303,204	-	385,773	33,032	1,378	-	11,124,813
Right of use assets	1,000,254	-	414	-	2,657	388	5	-	1,003,718
Non-current biological assets	3,101,604	-	-	-	-	-	-	-	3,101,604
Deferred tax assets	59,779	-	41,725	-	-	-	-	-	101,504
Total non-current assets	15,568,453	232,272	556,583	344	389,548	38,553	71,488	53,791	16,911,032

Total assets	18,874,562	265,625	828,244	79,931	533,889	126,479	515,033	81,000	21,304,763

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	236,724	76,916	109,184	-	-	-	-	285,646	708,470
Current lease liabilities	16,279	110	16,052	-	428	341	16,430	6,183	55,823
Trade and other current payables	156,792	37,180	428,735	41,240	23,199	30,083	285,349	40,663	1,043,241
Accounts payable to related companies	559	-	-	-	-	-	8,878	-	9,437
Other short-term provisions	116	-	1,514	-	-	-	21	1,404	3,055
Current tax liabilities	8,691	17,598	72	2,791	974	279	-	-	30,405
Current provisions for employee benefits	13	-	-	-	-	-	7,488	-	7,501
Other current non-financial liabilities	17,890	150	30,553	6,380	7,156	49	11,465	-	73,643
Total current liabilities	437,064	131,954	586,110	50,411	31,757	30,752	329,631	333,896	1,931,575

Non-current liabilities
Other non-current financial liabilities	4,022,076	217,535	83,803	-	-	-	-	2,615,874	6,939,288
Non-current lease liabilities	129,212	213	778,083	-	549	257	33,567	17,356	959,237
Other non current payables	24,952	-	19,558	-	-	-	9,203	-	53,713
Non-current accounts payable to related companies	23,924	-	-	-	-	-	-	-	23,924
Other long-term provisions	23,482	-	6,879	2,803	5,424	-	-	-	38,588
Deferred tax liabilities	1,507,901	-	29,700	-	7,297	5,159	-	-	1,550,057
Current tax liabilities, non-current	4,255	-	-	3,001	-	-	-	-	7,256
Non-current provisions for employee benefits	-	-	-	-	1,574	-	85,785	-	87,359
Other non-current non-financial liabilities	-	-	29,506	65	-	-	717	-	30,288
Total non-current liabilities	5,735,802	217,748	947,529	5,869	14,844	5,416	129,272	2,633,230	9,689,710

Total liabilities	6,172,866	349,702	1,533,639	56,280	46,601	36,168	458,903	2,967,126	11,621,285

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets
Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities
Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non-current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

F-45

	12-31-2025			12-31-2024
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,306,967	624,608	1,931,575	1,021,171	341,779	1,362,950

Other current financial liabilities	163,130	545,340	708,470	60,710	288,195	348,905
U.S. dollar	71,285	165,439	236,724	36,401	155,499	191,900
Euros	-	76,916	76,916	-	67,987	67,987
Brazilian real	91,845	17,339	109,184	24,309	12,229	36,538
U.F.	-	285,646	285,646	-	52,480	52,480

Bank borrowings	91,845	219,854	311,699	28,154	220,673	248,827
U.S. dollar	-	125,599	125,599	3,845	140,457	144,302
Euros	-	76,916	76,916	-	67,987	67,987
Brazilian real	91,845	17,339	109,184	24,309	12,229	36,538

Other borrowings	71,285	325,486	396,771	32,556	67,522	100,078
U.S. dollar	71,285	39,840	111,125	32,556	15,042	47,598
U.F.	-	285,646	285,646	-	52,480	52,480

Current lease liabilities	18,605	37,218	55,823	15,116	40,735	55,851
U.S. dollar	4,160	12,119	16,279	3,612	9,661	13,273
Euros	32	78	110	30	83	113
Brazilian real	6,176	9,876	16,052	3,729	9,706	13,435
Mexican pesos	177	251	428	147	437	584
Other currencies	103	238	341	107	858	965
Chilean pesos	5,557	10,873	16,430	5,698	16,884	22,582
U.F.	2,400	3,783	6,183	1,793	3,106	4,899

Trade and other current payables	1,002,999	40,242	1,043,241	741,847	4,124	745,971
U.S. dollar	156,408	384	156,792	188,747	-	188,747
Euros	37,180	-	37,180	21,414	-	21,414
Brazilian real	392,040	36,695	428,735	74,610	3,786	78,396
Argentine pesos	41,240	-	41,240	47,373	-	47,373
Mexican pesos	20,036	3,163	23,199	23,861	338	24,199
Other currencies	30,083	-	30,083	16,411	-	16,411
Chilean pesos	285,349	-	285,349	331,286	-	331,286
U.F.	40,663	-	40,663	38,145	-	38,145

Accounts payable to related companies	9,437	-	9,437	10,563	-	10,563
U.S. dollar	559	-	559	426	-	426
Brazilian real	-	-	-	3,007	-	3,007
Chilean pesos	8,878	-	8,878	7,130	-	7,130

Other short-term provisions	3,055	-	3,055	1,837	-	1,837
U.S. dollar	116	-	116	490	-	490
Brazilian real	1,514	-	1,514	-	-	-
Chilean pesos	21	-	21	111	-	111
U.F.	1,404	-	1,404	1,236	-	1,236

Current tax liabilities	28,597	1,808	30,405	18,840	8,725	27,565
U.S. dollar	6,883	1,808	8,691	2,613	473	3,086
Euros	17,598	-	17,598	12,092	-	12,092
Brazilian real	72	-	72	1,184	-	1,184
Argentine pesos	2,791	-	2,791	-	8,252	8,252
Mexican pesos	974	-	974	2,951	-	2,951
Other currencies	279	-	279	-	-	-

Current provisions for employee benefits	7,501	-	7,501	6,669	-	6,669
U.S. dollar	13	-	13	-	-	-
Chilean pesos	7,488	-	7,488	6,669	-	6,669

Other current non-financial liabilities	73,643	-	73,643	165,589	-	165,589
U.S. dollar	17,890	-	17,890	125,483	-	125,483
Euros	150	-	150	94	-	94
Brazilian real	30,553	-	30,553	21,938	-	21,938
Argentine pesos	6,380	-	6,380	6,714	-	6,714
Mexican pesos	7,156	-	7,156	2,999	-	2,999
Other currencies	49	-	49	9	-	9
Chilean pesos	11,465	-	11,465	8,328	-	8,328
U.F.	-	-	-	24	-	24

F-46

	12-31-2025				12-31-2024
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,483,597	1,561,743	5,644,370	9,689,710	2,905,653	1,040,941	4,126,053	8,072,647

Other non-current financial liabilities	1,156,587	1,405,814	4,376,887	6,939,288	1,686,157	885,612	3,149,943	5,721,712
U.S. dollar	716,962	1,220,427	2,084,687	4,022,076	1,166,799	495,482	1,872,155	3,534,436
Euros	144,005	73,530	-	217,535	126,200	129,230	-	255,430
Brazilian real	60,984	22,819	-	83,803	120,222	44,677	-	164,899
U.F.	234,636	89,038	2,292,200	2,615,874	272,936	216,223	1,277,788	1,766,947

Bank borrowings	414,511	322,845	207,111	944,467	728,289	173,907	-	902,196
U.S. dollar	209,522	226,496	207,111	643,129	481,867	-	-	481,867
Euros	144,005	73,530	-	217,535	126,200	129,230	-	255,430
Brazilian real	60,984	22,819	-	83,803	120,222	44,677	-	164,899

Other borrowings	742,076	1,082,969	4,169,776	5,994,821	957,868	711,705	3,149,943	4,819,516
U.S. dollar	507,440	993,931	1,877,576	3,378,947	684,932	495,482	1,872,155	3,052,569
U.F.	234,636	89,038	2,292,200	2,615,874	272,936	216,223	1,277,788	1,766,947

Non-current lease liabilities	98,028	83,634	777,575	959,237	104,578	70,490	497,071	672,139
U.S. dollar	34,671	22,517	72,024	129,212	26,402	19,943	74,316	120,661
Euros	159	54	-	213	174	121	-	295
Brazilian real	32,098	43,376	702,609	778,083	36,290	34,477	420,011	490,778
Mexican pesos	504	45	-	549	494	29	-	523
Other currencies	257	-	-	257	49	-	-	49
Chilean pesos	20,396	13,171	-	33,567	32,934	10,304	-	43,238
U.F.	9,943	4,471	2,942	17,356	8,235	5,616	2,744	16,595

Non-current payable	53,713	-	-	53,713	35,310	-	-	35,310
U.S. dollar	24,952	-	-	24,952	23,942	-	-	23,942
Brazilian real	19,558	-	-	19,558	3,266	-	-	3,266
Chilean pesos	9,203	-	-	9,203	8,102	-	-	8,102

Non- current accounts payable to related companies	15,821	612	7,491	23,924	13,655	7,581	4,971	26,207
U.S. dollar	15,821	612	7,491	23,924	13,655	7,581	4,971	26,207

Other long-term provisions	34,618	114	3,856	38,588	29,155	3,966	-	33,121
U.S. dollar	23,482	-	-	23,482	-	-	-	-
Brazilian real	2,909	114	3,856	6,879	2,819	3,966	-	6,785
Argentine pesos	2,803	-	-	2,803	26,294	-	-	26,294
Mexican pesos	5,424	-	-	5,424	-	-	-	-
Chilean pesos	-	-	-	-	42	-	-	42

Deferred tax liabilities	999,927	71,569	478,561	1,550,057	922,585	72,859	474,068	1,469,512
U.S. dollar	986,295	67,719	453,887	1,507,901	916,756	72,859	453,471	1,443,086
Brazilian real	1,176	3,850	24,674	29,700	1,048	-	20,597	21,645
Mexican pesos	7,297	-	-	7,297	4,781	-	-	4,781
Other currencies	5,159	-	-	5,159	-	-	-	-

Current tax liabilities, non-current	7,256	-	-	7,256	-	-	-	-
U.S. dollar	4,255	-	-	4,255	-	-	-	-
Argentine pesos	3,001	-	-	3,001	-	-	-	-

Non-current provisions for employee benefits	87,359	-	-	87,359	77,634	-	-	77,634
Mexican pesos	1,574	-	-	1,574	1,211	-	-	1,211
Chilean pesos	85,785	-	-	85,785	76,423	-	-	76,423

Other non-current non-financial liabilities	30,288	-	-	30,288	36,579	433	-	37,012
Brazilian real	29,506	-	-	29,506	35,642	433	-	36,075
Argentine pesos	65	-	-	65	64	-	-	64
Chilean pesos	717	-	-	717	873	-	-	873

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Altovento SpA.	Chile	Chilean pesos
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Parque Eólico Girasol SpA.	Chile	Chilean pesos
Parque Eólico El Jazmín SpA.	Chile	Chilean pesos
Parque Eólico El Trébol SpA.	Chile	Chilean pesos
Parque Eólico Hortensias SpA.	Chile	Chilean pesos
Parque Eólico Las Calas SpA.	Chile	Chilean pesos
Parque Eólico Las Dalias SpA.	Chile	Chilean pesos
Parque Eólico Las Fresias SpA.	Chile	Chilean pesos
Parque Eólico Lavanda SpA.	Chile	Chilean pesos
Parque Eólico Los Cardos SpA.	Chile	Chilean pesos
Parque Eólico Tulipanes SpA.	Chile	Chilean pesos
Tecverde S.A.	Brazil	Brazilian real

On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar. In accordance with IAS 21, this change is based on the U.S. dollar becoming the currency that primarily reflects the economic environment in which the entity operates, particularly with respect to revenue, expenses, investments, and financing. The change has been applied prospectively from the aforementioned date, converting the balances of assets, liabilities, and equity at the exchange rate in effect on that date. This change had no effect on the results of the period or on the accumulated translation reserves.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Arauco Canada Limited.	10,834	(18,206)
Arauco Do Brasil S.A.	42,563	(31,336)
Arauco Florestal Arapoti S.A. (*)	-	101,277
Arauco Forest Brasil S.A. (*)	-	287,217
Arauco Industria de Mexico, S.A de C.V.	42,883	(56,079)
Arauco MS Participações S.A. (**)	-	(116,742)
Arauco Participações Florestais Ltda.	4,296	-
Mahal Empreendimentos e Participações S.A.	9,400	-
Sonae Arauco S.A.	26,982	(12,733)
Others (**)	(3,393)	(28,301)
Total reserve of exchange differences on translation	133,565	125,097
(*) In July 2024, these companies were sold.
(**) On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar. Arauco Celulose do Brasil S.A. is presented in the line Others.

Effect of foreign exchange rates changes

	January - December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(53,356)	(3,126)	(35,419)
Reserve of exchange differences on translation (with non-controlling interests)	133,703	259,895	121,470

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

The interest cost that have been capitalized mainly associated with the construction project of the pulp mill known as the Sucuriú Project.

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.99%	4.55%
Amount of the interest cost capitalized, property, plant and equipment	45,508	2,131

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

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2025			12-31-2024
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77,630,621-5	Agrícola Ranquillón SpA	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
77,630,618-5	Agrícola San Carlos SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77,630,623-1	Agrícola Santa Emilia SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77,630,625-8	Agrícola Santa Isabel SpA (6)	Chile	U.S. Dollar	-	-	-	-	99.94839	99.94839
77,630,626-6	Agrícola Siberia SpA	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
78,115,725-2	Altovento SpA. (3)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96,547,510-9	Arauco Bioenergía SpA	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99902	99.99902
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Empreendimentos Florestais MS Ltda. (4)	Brazil	Brazilian Real	-	99.99907	99.99907	-	-	-
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. Dollar	0.25001	99.74897	99.99898	0.25003	99.74895	99.99898
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Porto Brasil S.A. (3)	Brazil	U.S. Dollar	-	99.99807	99.99807	-	-	-
-	Arauco Pulp Limited. (5)	United Kingdom	U.S. Dollar	-	-	-	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96,657,900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83117	56.83117	-	56.83115	56.83115
76,869,577-0	E2E SpA	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85,805,200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93,838,000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
96,563,550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79,990,550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76,860,724-9	Lemu Earth SpA	Chile	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Global Limited.	United Kingdom	Pound Sterlin	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Inc.	United States	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96,510,970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
77,744,968-0	Parque Eólico Girasol SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,985,297-0	Parque Eólico El Jazmín SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
78,075,458-3	Parque Eólico El Trébol SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
77,945,814-8	Parque Eólico Hortensias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,869,168-K	Parque Eólico Las Calas SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,744,909-5	Parque Eólico Las Dalias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,744,915-K	Parque Eólico Las Fresias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,945,827-K	Parque Eólico Lavanda SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,173,565-7	Parque Eólico Los Cardos SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77,869,171-K	Parque Eólico Tulipanes SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
76,375,371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96,637,330-K	Servicios Logísticos Arauco SpA	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde S.A. (2)	Brazil	Brazilian Real	-	91.11312	91.11312	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911
(1) Companies acquired in April 2025.
(2) Company changed its corporate name from “Tecverde Engenharia S.A.” to “Tecverde S.A.”
(3) Companies founded in June 2025.
(4) Company founded in September 2025.
(5) Company dissolved in September 2025.
(6) Company merged in September 2025.

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

Key management personnel compensation and redundancy benefits

	January - December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	64,611	59,527	76,329
Per diem compensation to members of the Board of Directors	3,037	2,756	2,630
Termination benefits	3,320	2,590	4,647
Total	70,968	64,873	83,606

Related party receivables, current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Common stockholder	Chile	Chilean pesos	-	-	2
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	-	-	2,574
Colbún S.A.	96,505,760-9	Common stockholder	Chile	Chilean pesos	-	-	67
Alxar Internacional SpA.	76,879,169-4	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	42	42
Bioenergías Forestales SpA.	76,188,197-3	Common stockholder	Chile	Chilean pesos	-	-	1
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	5,646
EMOAC SpA.	76,208,888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	69	15
Agrícola San Gerardo SpA	77,017,167-9	Joint venture	Chile	Chilean pesos	30 days	331	-
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	-	-	1,812
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	30 days	48	-
TOTAL						490	10,159

Related party payables, current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99,520,000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	6,405	6,196
Abastible S.A.	91,806,000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	170	342
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	30 days	2,209	-
Fundación Educacional Arauco	71,625,000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	53	526
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78,096,080-9	Common director of controlling parent	Chile	Chilean pesos	-	-	14
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Common stockholder	Chile	Chilean pesos	-	-	2
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	253	250
Vía Limpia SpA.	79,874,200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	39	-
Copec Aviation S.A.	96,942,120-8	Joint venture of controlling parent	Chile	Chilean pesos	-	-	4
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	-	-	3,007
Megacentro San Pedro S.A.	76,390,430-K	Common stockholder	Chile	Chilean pesos	30 days	2	-
Agrícola Fresno SpA	77,470,229-6	Joint venture	Chile	U.S. dollar	30 days	306	176
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common stockholder	Chile	Chilean pesos	-	-	46
TOTAL						9,437	10,563

Related party payables, non-current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77,470,229-6	Joint venture	Chile	U.S. dollar	12-31-2054	8,716	4,971
Agrícola Fresno SpA.	77,470,229-6	Joint venture	Chile	U.S. dollar	12-31-2027	3,875	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	11,333	13,655
TOTAL						23,924	26,207

Related party transactions

Purchases and other transactions

		Nature of			Transaction	12-31-2025	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91,806,000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel	4,741	4,007	4,033
Copec S.A.	99,520,000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel and other	103,241	116,465	168,859
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	4,163	9,962	17,008
EKA Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	51,145	47,046	50,815
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78,096,080-9	Common director of controlling parent	Chile	Chilean pesos	Legal services	-	617	1,065
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common stockholder	Chile	Chilean pesos	Telephone services	-	656	922
Colbún S.A.	96,505,760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	-	422	1.187
Bionergías Forestales SpA.	76,188,197-3	Common stockholder	Chile	Chilean pesos	Electrical Power	-	43	202
Megacentro San Pedro S.A.	76,390,430-K	Common stockholder	Chile	Chilean pesos	Lease of warehouses and parking spaces	350	-	-
Woodtech S.A.	76,724,000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	820	747	1.283
Servicios Corporativos Sercor S.A.	96,925,430-1	Associate	Chile	Chilean pesos	Other purchases	207	215	215
Vía Limpia SPA	79,874,200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	Waste management service and other purchases	481	336	280

Sales and other transactions

		Nature of			Transaction	12-31-2025	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91,806,000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical power and others	269	124	118
Copec S.A.	99,520,000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Wood	219	73	-
Colbún S.A.	96,505,760-9	Common stockholder	Chile	Chilean pesos	Electrical power and others	-	841	430
EKA Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Electrical power	27,225	23,420	23,162
Fundación Educacional Arauco	71,625,000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	238	196	226
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common stockholder	Chile	Chilean pesos	Leasings	-	469	405
Cartulinas CMPC S.A.	96,731,890-6	Common stockholder	Chile	Chilean pesos	Pulp	-	-	222
Softys Chile SpA.	96,529,310-8	Common stockholder	Chile	Chilean pesos	Pulp	-	-	782
Forestal Mininco SpA.	91,440,000-7	Common stockholder	Chile	Chilean pesos	Pest control service and other sales	-	175	441
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	130	241	294
EMOAC SpA	76,208,888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical Power	1,790	800	2,125
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	Pulp	-	10,242	15,534

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	12-31-2025	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$	ThU.S. $
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	42,113	11,395	23,553
Agrícola Fresno SpA	77,470,229-6	Joint venture	Chile	U.S. dollar	Capital contribution	18,812	12,066	1,509
Parque Eólico Ovejera Sur SpA.	76,839,949-2	Joint venture	Chile	Chilean pesos	Capital contribution	234	296	222
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	-	26,240	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	-	-	15,400
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	-	-	9,230
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	-	-	1,770
E2E SpA.	76,879,577-0	Joint venture (*)	Chile	Chilean pesos	Capital contribution	-	-	5,254
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	Chilean pesos	Capital contribution	5,745	-	-
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	Chilean pesos	Borrowing	101	5,643	-
Tecverde S.A.	-	Subsidiary of a joint venture (*)	Brazil	U.S. dollar	Borrowing	-	-	2,668
E2E SpA.	76,879,577-0	Joint venture (*)	Chile	Chilean pesos	Borrowing	-	-	537
(*) In March 2023, Arauco acquired the remaining 50% of share in E2E SpA., gaining control of the company and indirectly over Tecverde S.A., which is E2E SpA. subsidiary.

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2025 and 2024 are reported below:

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

The sales of the above-mentioned subsidiaries and associate resulted in the reclassification of loss on reserve of exchange differences on translation for ThU.S.$ 500,102 (net of deferred taxes in the amount of ThU.S.$ 135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associates in other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2025 and 2024, these are the main movements of investments in associates to report:

In March 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThU.S.$ 5,745.

During 2025, Arauco made a capital contribution to Falcão MS SPE S.A. of ThR$ 230,039 (equivalent to ThU.S.$ 42,113), through its Brazilian subsidiary, Arauco Participações Florestais Ltda. In 2024, Arauco also made a capital contribution to Falcão MS SPE S.A. of ThR$ 63,488 (equivalent to ThU.S.$ 11,395).

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

Ownership interest (%)	50.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 43,723	ThU.S.$ 35,111

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 393	ThU.S.$ 310

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose
Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.

Ownership interest (%)	25.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 73,999	ThU.S.$ 41,352

	12-31-2025	12-31-2024
Total investments in associates accounted for using equity method	ThU.S.$ 118,124	ThU.S.$ 76,782

Summarized financial information of associates

	Inversiones Puerto	Serv.Corporativos	Falcão	Genómica
	Coronel S.A.	Sercor S.A.	MS SPE S.A.	Forestal S.A.	Total
12-31-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,485	7,907	7,368	10	26,770
Non-current assets of associates	89,264	5,068	258,600	62	352,994
Total of associates	100,749	12,975	265,968	72	379,764
Current liabilities of associates	11,539	6,770	40,293	-	58,602
Non-current liabilities of associates	-	4,241	53,176	35	57,452
Equity	89,210	1,964	172,499	37	263,710
Total of associates	100,749	12,975	265,968	72	379,764

12-31-2025
Income	-	6,190	13,036	-	19,226
Other income / expenses	8,997	(5,971)	(1,578)	-	1,448
Net profit or loss (continuing operations) of associates	8,997	219	11,458	-	20,674
Other comprehensive income	(683)	-	-	-	(683)
Comprehensive income	8,314	219	11,458	-	19,991
Dividends received	-	-	9,368	-	9,368

	Inversiones Puerto	Serv.Corporativos	Falcão	Genómica
	Coronel S.A.	Sercor S.A.	MS SPE S.A.	Forestal S.A.	Total
12-31-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	10,574	10	15,201
Non-current assets of associates	72,041	2,465	145,212	62	219,780
Total of associates	72,042	7,081	155,786	72	234,981
Current liabilities of associates	54	3,838	11,667	-	15,559
Non-current liabilities of associates	-	1,693	59,474	35	61,202
Equity	71,988	1,550	84,645	37	158,220
Total of associates	72,042	7,081	155,786	72	234,981

12-31-2024
Income	-	5,158	10,620	-	15,778
Other income / expenses	(57,152)	(5,614)	(849)	-	(63,615)
Net profit or loss (continuing operations) of associates	(57,152)	(456)	9,771	-	(47,837)
Other comprehensive income	889	-	-	-	889
Comprehensive income	(56,263)	(456)	9,771	-	(46,948)
Dividends received	-	-	-	-	-

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Total
12-31-2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	4,996	10,533	-	15,529
Other income / expenses	2,095	(4,360)	(4,476)	238	(6,503)
Net profit or loss (continuing operations) of associates	2,095	636	6,057	238	9,026
Other comprehensive income	-	-	-	-	-
Comprehensive income	2,095	636	6,057	238	9,026
Dividends received	-	-	2,187	-	2,187

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance as of January 1	406,611	423,611
Changes
Investment in associates, additions (1)	47,858	11,395
Investment in joint ventures, additions (2)	19,046	38,607
Disposals, investment in associates and joint ventures (4)	(326)	-
Share of profit (loss) in investment in associates	(245)	(24,075)
Share of profit (loss) in investment in joint ventures	(3,620)	(23,142)
Dividends received	(12,418)	(3,000)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	33,654	(22,658)
Acquisitions through business combinations (3)	(5)	-
Other increase (decrease) in investment in associates and joint ventures	(7,013)	5,873
Total changes	76,931	(17,000)
Closing balance	483,542	406,611

Year 2025:
(1) Contributions made in investments in associates:
-In March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. for ThU.S.$ 5,745.
-Arauco Participações Florestais Ltda. made capital contributions to the company Falcão MS SPE S.A. for ThR$ 230,039 that is equivalent to ThU.S.$ 42,113 for 230,039,467 shares.
(2) Contributions made in joint ventures:
-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 18,812.
-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 220,000 equivalents to ThU.S.$ 234.
(3) Forestal Arauco S.A., acquired the remaining 50% of the shares in the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico El Trébol SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., the payment was for Th$ 500 equivalent to ThU.S.$ 0.5 for 500 shares in each entity. Subsequently, Forestal Arauco S.A. sold 100% of these shares to Altovento SpA.
(4) Forestal Arauco S.A., during December 2025, decreased its capital investment in Agrícola San Gerardo SpA by ThCLP$ 300,000 in cash, equivalent toThU.S.$326.

Year 2024:
(1) Arauco Participações Florestais Ltda. Made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.
(2) Contributions made in joint ventures:
-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.
-Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., for Th$ 500 that was equivalent to ThU.S.$ 0.5 for 500 shares in each entity.
-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.
-Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	118,124	76,782
Carrying amount of investments in joint ventures accounted for using equity method	365,418	329,829
Total investment accounted for using equity method	483,542	406,611

NOTE 16.  INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions

The main operations carried out as of December 31, 2025 and 2024 are reported below:

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

During 2025, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 18,812 through its subsidiary Forestal Arauco S.A. In 2024, Arauco made capital contributions to the company for a total amount of ThU.S.$ 12,066.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control through a joint agreement.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Celulosa y Energía Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	319,146	67,054	406,706	41,608
Non-current	1,912,140	117,581	1,915,522	125,452
Equity	-	2,046,651	-	2,155,168
Total joint arrangement	2,231,286	2,231,286	2,322,228	2,322,228
Investment	1,023,326		1,077,584

	12-31-2025	12-31-2024	12-31-2023
Net income (loss)	ThU.S.$	ThU.S.$	ThU.S.$
Income	840,727	1,017,324	941,429
Expenses	(631,529)	(668,473)	(664,772)
Joint arrangement net income (loss)	209,198	348,851	276,657

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	96,509	5,198	55,490	5,971
Non-current	124,956	1,788	157,848	8,584
Equity	-	214,479	-	198,783
Total joint arrangement	221,465	221,465	213,338	213,338
Investment	107,240		99,392

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	28,207	8,061	8,775
Expenses	(12,511)	(1,226)	3,632
Joint arrangement net income (loss)	15,696	6,835	12,407

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	172,013	249,547	176,029	248,064
Non-current	1,257,527	122,337	1,151,591	144,326
Equity	-	1,057,656	-	935,230
Total joint arrangement	1,429,540	1,429,540	1,327,620	1,327,620
Investment	528,827		467,615

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	308,522	321,339	288,378
Expenses	(189,248)	(280,007)	(216,764)
Joint arrangement net income (loss)	119,274	41,332	71,614

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Zona Franca Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	10,387	80,396	8,407	88,462
Non-current	410,048	-	419,279	-
Equity	-	340,039	-	339,224
Total joint arrangement	420,435	420,435	427,686	427,686
Investment	170,020		169,612

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	25,607	21,875	21,172
Expenses	(24,789)	(24,892)	(24,139)
Joint arrangement net income (loss)	818	(3,017)	(2,967)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,008	4,371	14,277	3,643
Non-current	41,044	5,105	41,071	5,227
Equity	-	45,576	-	46,478
Total joint arrangement	55,052	55,052	55,348	55,348
Investment	22,788		23,239

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	52,650	51,599	50,825
Expenses	(47,452)	(46,334)	(47,613)
Joint arrangement net income (loss)	5,198	5,265	3,212
Other comprehensive income	-	-	-
Comprehensive income	5,198	5,265	3,212
Dividends	3,050	3,000	1,500

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	267,087	245,801	254,698	244,912
Non-current	829,842	386,656	701,355	288,452
Equity	-	464,472	-	422,689
Total joint arrangement	1,096,929	1,096,929	956,053	956,053
Net assets	215,198		192,764
Net asset adjustment (goodwill)	17,038		18,581
Investment	232,236		211,345

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	983,601	925,346	1,018,422
Expenses	(998,283)	(973,381)	(1,005,984)
Joint arrangement net income (loss)	(14,682)	(48,035)	12,438
Other comprehensive income	-	-	-
Comprehensive income	(14,682)	(48,035)	12,438
Dividends	-	-	-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	804	194	318	152
Non-current	5,076	882	4,323	602
Equity	-	4,804	-	3,887
Total joint arrangement	5,880	5,880	4,641	4,641
Investment	2,402		1,944

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	909	198	-
Expenses	(527)	(105)	37
Joint arrangement net income (loss)	382	93	37
Other comprehensive income	-	-	-
Comprehensive income	382	93	37
Dividends	-	-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	249	489	231	545
Non-current	3,369	211	2,806	192
Equity	-	2,918	-	2,300
Total joint arrangement	3,618	3,618	3,037	3,037
Investment	1,459		1,150

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	-	-
Expenses	(92)	(962)	(63)
Joint arrangement net income (loss)	(92)	(962)	(63)
Other comprehensive income	-	-	-
Comprehensive income	(92)	(962)	(63)
Dividends	-	-	-

F-58

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,193	1,058	1,036	126
Non-current	4,395	1,654	4,391	1,862
Equity	-	3,876	-	3,439
Total joint arrangement	6,588	6,588	5,427	5,427
Investment	1,938		1,720

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	2,471	757	-
Expenses	(1,597)	(514)	31
Joint arrangement net income (loss)	874	243	31
Other comprehensive income	-	-	-
Comprehensive income	874	243	31
Dividends	-	-	-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	11,342	26,712	2,763	17,987
Non-current	182,775	4,828	138,270	3,757
Equity	-	162,577	-	119,289
Total joint arrangement	194,117	194,117	141,033	141,033
Investment	81,289		59,645

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	4,573	155	-
Expenses	(1,935)	(1,492)	(1,198)
Joint arrangement net income (loss)	2,638	(1,337)	(1,198)
Other comprehensive income	-	-	-
Comprehensive income	2,638	(1,337)	(1,198)
Dividends	-	-	-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,837	1,016	2,485	202
Non-current	12,372	-	14,434	-
Equity	-	15,193	-	16,717
Total joint arrangement	16,209	16,209	16,919	16,919
Investment on equity	7,768		8,547
Goodwill	39,577		39,576
	47,345		48,123

	12-31-2025	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	-	-
Expenses	(1,523)	(1,519)	-
Joint arrangement net income (loss)	(1,523)	(1,519)	-
Other comprehensive income	-	-	-
Comprehensive income	(1,523)	(1,519)	-
Dividends	-	-	-

NOTE 17. IMPAIRMENT OF ASSETS

In the period 2022, an impairment loss provision of ThU.S.$ 10,500 was recognized with respect to the dryer asset casualty event at the Valdivia mill in Chile, presented within provisions for impairment of individual assets, for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 as of December 31, 2023. During 2025, the remaining provision balance of ThU.S.$ 3,639 was reversed (no reversals of this provision were recorded as of December 31, 2024).

At the end of fiscal year 2022, the subsidiary Arauco Argentina recognized an impairment provision on its cellulose pulp manufacturing cash-generating unit following an assessment of prevailing market conditions, including projected future margin trends, foreign exchange fluctuations, and the heightened risk environment in the Argentine Republic. The provision was determined applying standard IFRS impairment testing procedures and amounted to ThU.S. $126,921 (ThU.S.$ 126,921 as of December 31, 2024). As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified; consequently, no impairment reversals have been recognized.

On September 12, 2023, the decision to indefinitely suspend the pulp manufacturing operations at the Licancel mill (Chile) was informed, upon which an impairment provision of ThU.S.$ 61,039 was recognized. The provision included impairment charges against property, plant and equipment and spare parts inventory. During 2025, write-offs of the assets of ThU.S.$ 57,955 were recorded, and impairment provision reversals of ThU.S.$ 1,506 were recognized, leaving a provision balance of ThU.S.$ 1,578 as of December 31, 2025 (ThU.S.$ 61,039 as of December 31, 2024).

In the second half of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserradero Horcones II in Chile, which is part of the wood product
s
segment, due to supply issues, rising costs and decreased availability of raw materials. During 2025, reversals of provision were made of ThU.S.$ 88, leaving a provision balance of ThU.S.$ 5,949 as of December 31, 2025 (ThU.S.$ 6,037 as of December 31, 2024).

During 2024, an impairment provision of ThU.S.$ 7,272 was recognized in relation to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product
s
segment. The provision balance amounted to ThU.S.$ 7,266 as of December 31, 2025. As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified; consequently, no impairment reversals have been recognized.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with MDF1
Line

of the Trupán-Cholguán complex, which is part of the wood
products
segment, it is developing a project to modernize and renovate parts of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified; consequently, no impairment reversals have been recognized.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2024, the provision was subject to write-offs, and reversals during 2025, leaving the provision at zero as of December 31, 2025.

As of December 31, 2024, impairment provisions were reversed for a total of   ThU.S.$13,816 (ThU.S.$ 7,113 as of December 31, 2023), associated with sales and recoveries from property, plant and equipment of United States subsidiary, leaving a balance of ThU.S.$
8,016
as of December 31, 2025
.

As of December 31, 2025, an impairment provision of ThU.S.$
2,183
was recognized for property, plant and equipment related to the production line PB L2 of the Durango industrial complex in Mexico, belonging to the wood products

segment.

As of December 31, 2025, an impairment provision of ThU.S.$
2,645
was recognized for property, plant and equipment related to the production line PB L1 of the Zitácuaro industrial complex in Mexico, which is developing a new MDF production line, belonging to the wood products

segment.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2025	12-31-2024
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	367,507	403,530
Impairment loss recognized in profit or loss	4,828	15,684
Reversal of impairment loss recognized in profit or loss	(69,004)	(38,087)
Increase (decrease) in foreign exchange	5,309	(13,620)
Closing balance	308,640	367,507

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	12-31-2025	12-31-2024
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	31,578	31,933
Impairment loss recognized in profit or loss	1,305	2,840
Reverse of impairment recognized loss in profit or loss	(11,690)	(2,493)
Increase (decrease) in foreign exchange	1,638	(702)
Closing balance	22,831	31,578

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 52,681 (ThU.S.$ 51,325 as of December 31, 2024), as shown below:

	12-31-2025	12-31-2024
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,651	40,554
Arauco do Brasil S.A. (Pien mill)	11,298	10,039
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	52,681	51,325

	12-31-2025	12-31-2024
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	51,325	55,891
Impairment	-	(1,359)
Increase (decrease) in foreign exchange	1,356	(3,207)
Closing balance	52,681	51,325

Of the total of goodwill, ThU.S.$ 40,651 (ThU.S.$ 40,554 as of December 31, 2024) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership.
The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 8%, which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, as of December 31, 2025, Arauco remains a goodwill balance of ThU.S.$ 11,298 (ThU.S.$10,039 as of December 31, 2024), associated with the cash-generating unit of the MDF line.

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

As of December 31, 2025, 2024 and 2023, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill recognized in 2024. As of December 31, 2025, no impairment indicators were identified.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The following is a summary of the contingent liabilities’ cases considered relevant to disclose:

Subsidiaries of the Arauco group,
Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A.
, are facing a contractual lawsuit filed by the Asociación Gremial de Dueños de Camiones de Cosntrucción (ASODUCAM), related to alleged breaches of cargo allocation and freight transportation agreements. The claim was filed in 2018, has been subject to amendments and defenses, and the proceedings are currently suspended by court order. The plaintiff seeks specific performance of the contract and payment of CLP$575,000,000 (ThU.S.$ 634 as of December 31, 2025) as compensation for damages. Alternatively, the plaintiff requests payment of: (a) CLP$ 11,189,270,050 (ThU.S.$ 12,335 as of December 31, 2025) for consequential damages; (b) $11,189,270,050 per month (ThU.S.$ 12,335 as of December 31, 2025) throughout the duration of the proceedings, until termination of the contract is declared in the final judgment, for lost profits, and (c) CLP$ 5,000,000,000. (ThU.S.$ 5,195 as of December 31, 2025) for non-monetary damages. As of the reporting date, the evidentiary stage of the proceedings has commenced.

Forestal Arauco S.A
.
was sued in a civil claim for ownership by Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carranco S.A., for land amounting to approximately 1,856 hectares. The trial began in 2015, the evidentiary stage was completed, and the case finally concluded by a final court ruling during the period.

Forestal Arauco S.A
initiated a contractual arbitration procedure against RWE Renewables, arising from breaches of representation and warranties contained in a framework agreement. The arbitration was initiated in 2025, both parties put forth their respective claims, and as of the closing date, the hearing to define the arbitration’s procedural rules has been scheduled. Forestal Arauco S.A. will seek payment of approximately ThU.S.$ 26,926, while RWE Renewables has filed counterclaims for approximately ThU.S.$ 23,000.

Forestal Cholguán S.A.
is facing civil damages claim filed by Luis Cabezas Roa, in connection with the alleged inability to exercise his rights on a property as a result of injunctions decreed in a previous proceeding. The lawsuit was served during 2025, and the case is currently in its initial stages. The claimed sum is approximately CLP$9,723,900,000 (ThU.S.$10,719 as of December 31, 2025). At the end of the period, the court summoned the parties for the issuance of the judgment.
Arauco Argentina S.A.
continued pursuing tax and regulatory proceedings with the National Government related to the application of the benefits provided for in Law No. 25,080 on forestry promotion, particularly with respect to the suspension of the export duty exemption. The disputes gave rise to administrative and judicial proceedings initiated in 2005, which concluded in 2024 with a final ruling confirming the legality of the suspension. In addition, Arauco Argentina S.A. is currently involved in administrative proceedings before the National Secretariat of Agriculture, Livestock, and Fisheries related to the recognition of its compliance with the committed forestry projects and guarantees in favor of the authority. The Company’s legal advisors are of the opinion that, since it has not been established that Arauco was not entitled to the exemption, and to the extent that the committed forestry projects are declared to have been completed, the amounts paid as a precautionary measure in respect of export duties should be refunded. As of December 31, 2025, the Company maintains a provision of ThU.S.$ 23,821 for export duties guaranteed during the 2007-2015 period, a sum reported under Other Long-Term Provisions item.

Arauco Industria de México, S.A. de C.V
. is subject to a tax assessment procedure initiated by the Mexican Tax Administration Service (SAT) for the 2014 fiscal year, for an amount of approximately $ 482,355,911 Mexican Pesos (ThU.S.$ 26,872 as of December 31, 2025) related to tax deductions, tax losses, and the application of treaties to prevent double taxation. The final decision, notified to Arauco in December 2022, was subject to administrative appeals and, as of the closing date, the process remains pending before the administrative courts. The Company maintains a provision of $ 97,384,407 Mexican Pesos (ThU.S.$ 5,425 as of December 31, 2025), a sum reported under Other Long-Term Provisions item.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

In cases where an outflow of resources has been deemed probable, the corresponding provisions have been recognized. The rest of the proceedings remain classified as contingent liabilities. The Company has not disclosed the likelihood of success for each individual contingency, so as not to negatively affect their resolution.

Provisions recorded as of December 31, 2025 and 2024 are as follows:

	12-31-2025	12-31-2024
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	3,055	1,837
Provisions for litigations	677	499
Other short-term provisions	2,378	1,338
Long-term provisions, non-Current	38,588	33,121
Provisions for litigations	34,732	29,265
Other long-term provisions	3,856	3,856
Total provisions	41,643	34,958

	12-31-2025
	Litigations (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	7,425	575	8,000
Used provisions	(1,557)	(293)	(1,850)
Increase (decrease) in foreign exchange	(223)	758	535
Total changes	5,645	1,040	6,685
Closing balance	35,409	6,234	41,643
(*) The increase in litigations mainly relates to subsidiaries in Mexico and Brazil in connection with civil and labor lawsuits amounting to ThU.S.$ 6,702. Likewise, the utilization of the provision primarily corresponds to the settlement of court rulings of subsidiaries in Brazil for ThU.S.$ 937.

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

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include
constitution of provision for the lawsuit of export duties (see contingent liability of Arauco Argentina
S.A.

and Arauco Industria de México
, S.A. de C.V.
set forth in this note).

NOTE 19. INTANGIBLE ASSETS

	12-31-2025	12-31-2024
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	50,493	55,980
Intangible assets under development (IT programs)	1,249	1,025
Computer software	14,609	17,866
Water rights	3,715	4,338
Customer relationship	9,703	14,367
Other identifiable intangible assets	21,217	18,384
Classes of intangible assets, gross	190,456	230,158
Intangible assets under development (IT programs)	1,249	1,025
Computer software	83,548	127,944
Water rights	3,715	4,338
Customer relationship	74,921	73,888
Other identifiable intangible assets	27,023	22,963
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(139,963)	(174,178)
Accumulated amortization and impairment, intangible assets	(139,963)	(174,178)
Computer software	(68,939)	(110,078)
Customer relationship	(65,218)	(59,521)
Other identifiable intangible assets	(5,806)	(4,579)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2025
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	18,384	55,980
Changes
Additions	821	3,703	-	-	4,139	8,663
Disposals or withdrawals	(117)	(1,530)	(623)	-	-	(2,270)
Amortization	-	(6,340)	-	(4,899)	(951)	(12,190)
Increase (decrease) in foreign exchange	1	255	-	235	(355)	136
Increase (decrease) though transfers	-	109	-	-	-	109
Other increases (decreases)	(481)	546	-	-	-	65
Changes total	224	(3,257)	(623)	(4,664)	2,833	(5,487)
Closing balance	1,249	14,609	3,715	9,703	21,217	50,493

	12-31-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals or withdrawals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly eucalyptus, radiata and taeda pine. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2025, Arauco had a total surface of 1.9 million hectares of which 1,152 thousand hectares are used for forestry planting, 490.1 thousand hectares are native forest, 122.8 thousand hectares are used for other purposes and 113.2 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the year ended December 31, 2025, the production volume of logs totaled 17.5 million m3 (19.6 million m3 and 19.7 million m3 for the years ended December 31, 2024 and 2023, respectively).

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

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line-item other income per function, which generated an impact for the year ended December 31, 2025 amounted to ThU.S.$ 204,646 (ThU.S.$ 159,021 and ThU.S.$ 264,477 for the years ended December 31, 2024 and 2023, respectively). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2025 amounted to ThU.S.$ 174,836 (ThU.S.$ 290,470 and ThU.S.$ 344,991 for the years ended December 31, 2024 and 2023, respectively).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 6.6% in Chile, 20.6% in Argentina, 8.3% Brazil and 8% in Uruguay.

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

		ThU.S.$
Discount rate	0.5	(108,938)
	-0.5	116,538
Margins (%)	10	401,647
	-10	(401,638)

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

As of December 31, 2025, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	236,333	315,500
Non-current	3,101,604	2,747,894
Total	3,337,937	3,063,394

Reconciliation of carrying amount of biological assets

	12-31-2025
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	4,575	255,639	260,214
Additions through acquisition	1,952	411,761	413,713
Sales	(13)	(5,247)	(5,260)
Harvest	(139,247)	-	(139,247)
Increases (decreases) in foreign exchange	163	-	163
Loss of forest due to fires	-	(9,484)	(9,484)
Transfers from non-current to current	141,720	(141,720)	-
Other increases (decreases)	-	329	329
Changes in fair value	(83,742)	98,071	14,329
Gain (losses) arising from changes in fair value minus sale costs	418	204,228	204,646
Sales	12	(11,432)	(11,420)
Harvest	(175,947)	-	(175,947)
Increases (decreases) in foreign exchange	60	-	60
Loss of forest due to fires	-	(2,650)	(2,650)
Transfers from non-current to current	91,715	(91,715)	-
Other increases (decreases)	-	(360)	(360)
Total changes	(79,167)	353,710	274,543
Closing balance	236,333	3,101,604	3,337,937

	12-31-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

F-68

	12-31-2023
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	910	158,489	159,399
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	279	14,638	14,917
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	39,612	(371,802)	(332,190)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Increases (decreases) in foreign exchange	(4,311)	5,401	1,090
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos, 47 thousand hectares of productive forest plantations of Arauco were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

For the year ended December 31, 2023, a forest fire loss net of insurance compensation of ThU.S.$ 17,191 was recognized for the fires in Chile, reducing the gross value of the biological assets, which represented 3.2% of the value of the forest plantations of Arauco. For the year ended December 31, 2024, a forest loss of ThU.S.$ 2,841 was recognized for fires in Chile.

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

Detail information of disbursements related to the environment

As of December 31, 2025 and 2024 Arauco had made and / or had committed the following disbursements in major environmental projects:

12-31-2025		Disbursements undertaken 2025				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Waste management and circular economy	Finished	3,241	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Water management and wastewater treatment	Finished	1,692	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Emissions, environmental monitoring, and control	In process	-	Assets	Properties, plants and equipments	511	2026
Celulosa Arauco y Constitución S.A.	Emissions, environmental monitoring, and control	In process	17,743	Expense	Operating costs	-	2026
Celulosa Arauco y Constitución S.A.	Waste management and circular economy	In process	13,811	Expense	Operating costs	-	2026
Arauco Argentina S.A.	Water management and wastewater treatment	In process	636	Assets	Properties, plants and equipments	455	2026
Arauco Celulose do Brasil S.A.	Biodiversity and ecosystem conservation	In process	441	Expense	Operating costs	826	2026
Arauco Celulose do Brasil S.A.	Environmental emergencies and safety	In process	97	Expense	Operating costs	510	2026
Arauco do Brasil S.A.	Environmental emergencies and safety	Finished	228	Assets	Properties, plants and equipments	-	2025
Forestal Arauco S.A.	Biodiversity and ecosystem conservation	In process	1,326	Expense	Operating costs	1,031	2026
Forestal Arauco S.A.	Education, Certification and ESG Governance	In process	470	Expense	Operating costs	449	2026
Forestal Arauco S.A.	Water management and wastewater treatment	In process	315	Expense	Operating costs	283	2026
Maderas Arauco S.A.	Water management and wastewater treatment	In process	434	Expense	Operating costs	36	2026
Celulosa y Energía Punta Pereira S.A.	Waste management and circular economy	In process	3,750	Assets	Properties, plants and equipments	-	2026
Celulosa y Energía Punta Pereira S.A.	Renewable energy and energy efficiency	Finished	300	Assets	Properties, plants and equipments	-	2025
Arauco Industria de México, S.A. de C.V.	Emissions, environmental monitoring, and control	In process	97	Expense	Operating costs	372	2026
Arauco Industria de México, S.A. de C.V.	Waste management and circular economy	In process	256	Expense	Operating costs	500	2026
Arauco Industria de México, S.A. de C.V.	Water management and wastewater treatment	In process	1,907	Assets	Properties, plants and equipments	78	2026
Arauco North America, Inc	Emissions, environmental monitoring, and control	In process	93	Assets	Properties, plants and equipments	211	2026
		TOTAL	46,837			5,262

12-31-2024		Disbursements undertaken 2024				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

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

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	12-31-2025	12-31-2024
Assets classified as held for sale	ThU.S.$	ThU.S.$
Property, plant and equiment	3,901	3,767
Assets classified as held for sale	3,901	3,767

For the year ended December 31, 2023, the Company recognized net deferred tax assets of ThU.S.$ 78,061 resulting from the proposed sale transaction. The aforementioned amount comprises a charge to earnings in the amount of ThU.S.$ 57,110 and a credit to conversion reserves in the amount of ThU.S.$ 135,171. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12.

For the year ended December 31, 2024, Arauco recognized a credit to earnings in the amount of ThU.S.$ 57,110 was recognized and a charge to conversion reserves in the amount of ThU.S.$ 135,171 corresponding to the remeasurement of net deferred taxes recognized in connection with the sale agreement
. These deferred taxes were subsequently allocated to the
income
tax that was generated at the closing of the sale of the aforesaid investments.

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2025 and 2024, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2025		12-31-2024

Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss	62,161	62,161	70,330	70,330
Derivative	9,862	9,862	31	31
Mutual funds (1)	52,299	52,299	70,299	70,299

Financial assets at amortized cost	2,152,427	2,152,427	2,165,579	2,165,579
Cash and cash equivalents	1,231,754	1,231,754	1,001,261	1,001,261
Cash	805,485	805,485	642,111	642,111
Time deposits	426,269	426,269	359,150	359,150
Accounts receivable (net)	911,491	911,491	1,120,442	1,120,442
Trade receivables	679,166	679,166	898,717	898,717
Lease receivable	77,319	77,319	67,687	67,687
Sundry debtors	34,104	34,104	20,206	20,206
Other receivables	57,498	57,498	70,367	70,367
Prepayments	63,404	63,404	63,465	63,465
Accounts receivable from related parties	490	490	10,159	10,159
Other financial assets (4)	8,692	8,692	33,717	33,717

Hedging assets at fair value through other comprehensive income	469,968	469,968	8,959	8,959

Financial liabilities at amortized cost (2)	9,704,095	9,590,600	7,414,740	6,799,888
Bonds issued denominated in U.S. dollars	3,401,034	3,210,190	2,898,249	2,638,226
Bonds issued denominated in U.F. (3)	2,901,520	2,791,889	1,819,427	1,404,819
Bank borrowings in U.S. dollars	768,728	945,060	626,169	673,243
Bank borrowings in other currencies	487,438	498,086	524,854	537,559
Lease liabilities	1,015,060	1,015,060	727,990	727,990
Trade and other payables	1,096,954	1,096,954	781,281	781,281
Accounts payable to related parties	33,361	33,361	36,770	36,770

Financial liabilities at fair value through profit or loss	134	134	12	12

Hedging liabilities at fair value through other comprehensive income	19,744	19,744	201,906	201,906

Other financial liabilities at amortized cost (4)	69,160	69,160	-	-
(1) Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(2) Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(3) The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(4) “Other financial assets” and “Other financial liabilities”
mainly correspond to the balance from margin calls associated with transactions involving derivative financial instruments
.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	12-31-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	9,862	-	9,862	-
Mutual Funds	52,299	52,299	-	-

Hedging assets through other comprehensive income	469,968	-	469,968	-

Financial liabilities through profit or loss	134	-	134	-

Hedging liabilities through other comprehensive income	19,744	-	19,744	-

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets through other comprehensive income	8,959	-	8,959	-

Financial liabilities through profit or loss	12	-	12	-

Hedging liabilities through other comprehensive income	201,906	-	201,906	-

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

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method
.
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

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2025 and 2024:

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	-	325,234	325,234	731,936	1,082,853	4,162,531	5,977,320	6,302,554
Bank borrowings	91,845	219,854	311,699	414,511	322,845	207,111	944,467	1,256,166
Swap and Forward	2,125	252	2,377	10,140	116	7,245	17,501	19,878
Other financial liabilities	69,160	-	69,160	-	-	-	-	69,160
Total other financial liabilities (a)	163,130	545,340	708,470	1,156,587	1,405,814	4,376,887	6,939,288	7,647,758

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060
Total lease liabilities (b)	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	1,002,999	40,242	1,043,241	53,713	-	-	53,713	1,096,954
Accounts payable to related companies	9,437	-	9,437	15,821	612	7,491	23,924	33,361
Total accounts payable (c)	1,012,436	40,242	1,052,678	69,534	612	7,491	77,637	1,130,315

Total financial liabilities (a) + (b) + (c)	1,194,171	622,800	1,816,971	1,324,149	1,490,060	5,161,953	7,976,162	9,793,133

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051

Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

23.4 Derivative Instruments

Derivative instruments recorded as of December 31, 2025 are cash flow hedges. Arauco uses financial derivatives for hedging purposes, such as cross currency swaps (CCS), currency and commodities forwards and interest rate swaps (IRS). Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other financial assets or other financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

Financial instruments	12-31-2025 Fair value ThU.S.$	12-31-2024 Fair value ThU.S.$
Financial assets through profit or loss	9,862	31
Hedging assets through other comprehensive income	469,968	8,959
Financial liabilities through profit or loss	(134)	(12)
Hedging liabilities through other comprehensive income	(19,744)	(201,906)

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2025 and 2024:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

						12-31-2025	12-31-2024
Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
F	BCI	14,000,009	363,636	08-03-2021	10-30-2029	2,436	757
F	Scotiabank	14,016,821	363,636	09-07-2021	10-30-2029	2,585	922
F	Banco de Chile	13,809,842	363,636	05-18-2018	10-30-2029	2,307	493
F	BCI	55,419,446	1,454,544	04-28-2023	10-30-2029	9,283	2,133
P	BCI	48,997,966	1,272,728	08-03-2021	11-15-2032	10,030	3,793
P	Itau	26,987,645	636,363	11-07-2023	11-15-2032	1,346	(2,055)
P	Santander	53,139,786	1,272,726	11-13-2023	11-15-2032	3,272	(4,577)
R	Deutsche	128,926,012	3,000,000	03-19-2024	04-01-2035	5,565	(14,300)
R	JP Morgan	86,147,464	2,000,000	03-25-2024	04-01-2035	3,371	(9,016)
S	Santander	201,340,031	5,000,000	10-27-2016	11-15-2026	19,539	(4,962)
W	Goldman Sachs	80,588,305	2,000,000	12-06-2018	10-10-2028	6,881	(4,155)
W	Scotiabank	40,537,926	1,000,000	12-11-2018	10-10-2028	3,008	(2,392)
X	Santander	216,372,290	5,500,000	10-30-2018	10-10-2038	19,011	(24,268)
Y	JP Morgan	89,387,460	2,000,000	06-12-2023	04-10-2032	(2,064)	(13,808)
Z	Santander	90,274,363	2,000,000	06-14-2023	04-10-2032	(3,329)	(15,414)
Z	Banco de Chile	44,572,044	1,000,000	06-26-2023	04-10-2032	(808)	(6,367)
Z	JP Morgan	89,131,686	2,000,000	06-23-2023	04-10-2032	(1,043)	(12,780)
AB	BCI	131,196,937	3,000,000	06-26-2023	05-15-2033	1,705	(15,895)
AB	Banco de Chile	43,601,403	1,000,000	07-27-2023	05-15-2033	869	(4,983)
AB	Itau	43,654,189	1,000,000	07-27-2023	05-15-2033	764	(4,778)
AC	Scotiabank	40,788,609	1,000,000	03-04-2025	04-01-2034	3,569	-
AE	BCI	162,944,120	4,000,000	01-24-2025	04-01-2034	13,177	-
AE	Bank of America	40,890,553	1,000,000	02-15-2025	04-01-2034	3,111	-
AE	Scotiabank	38,659,980	1,000,000	01-29-2025	04-01-2034	5,694	-
AE	Santander	41,198,154	1,000,000	02-25-2025	04-01-2034	2,684	-
AE	JP Morgan	40,538,132	1,000,000	02-27-2025	04-01-2034	3,929	-
AE	Banco de Chile	41,760,550	1,000,000	03-07-2025	04-01-2034	2,311	-
AG	Santander	215,879,469	5,000,000	12-03-2025	10-05-2032	2,448	-
AG	JP Morgan	86,369,477	2,000,000	12-04-2025	10-05-2032	1,713	-
AG	BCI	43,263,775	1,000,000	12-11-2025	10-05-2032	519	-
AG	Banco de Chile	43,577,011	1,000,000	12-12-2025	10-05-2032	300	-
						124,183	(131,652)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

					12-31-2025	12-31-2024
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Santander	55,844,706	52,941,176	06-15-2021	12-15-2029	(2,123)	(9,494)
Banco de Chile	27,922,353	26,470,588	06-15-2021	12-15-2029	(948)	(4,243)
MUFG	55,844,706	52,941,176	06-15-2021	12-15-2029	(1,941)	(8,974)
JP Morgan	125,650,588	105,882,353	06-15-2021	12-15-2029	(3,604)	(17,682)
HSBC Bank	27,922,353	26,470,588	06-15-2021	12-15-2029	(1,015)	(4,488)
					(9,631)	(44,881)

Interest Rate Swap

Interest rate swap, a financial instrument intended to hedge the variability of cash flows by fixing the interest rate on variable rate debt denominated in the same currency (USD).

				12-31-2025	12-31-2024
Institution	Amount U.S.$	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Banco de Chile	122,448,980	11-12-2025	08-15-2032	282	-
Santander	177,551,020	11-13-2025	08-15-2030	(42)	-
				240	-

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

		Amount			12-31-2025 fair value	12-31-2024 fair value
Exchange rate	Institution	ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
BRLUSD	JP Morgan	50,000,000	12-11-2024	02-18-2025	-	(1,119)
BRLUSD	Santander Chile	43,000,000	12-11-2024	02-18-2025	-	(1,106)
BRLUSD	Bank of America	73,000,000	12-11-2024	03-26-2025	-	(1,773)
BRLUSD	HSBC	70,000,000	12-13-2024	05-15-2025	-	(1,732)
BRLUSD	SMBC	73,000,000	12-13-2024	06-25-2025	-	(1,897)
BRLUSD	MUFG	50,000,000	12-16-2024	08-18-2025	-	(999)
BRLUSD	Santander Chile	48,000,000	12-16-2024	08-18-2025	-	(854)
BRLUSD	Bank of America	50,000,000	12-17-2024	09-24-2025	-	(237)
BRLUSD	JP Morgan	44,000,000	12-17-2024	09-24-2025	-	5
BRLUSD	Santander Chile	50,000,000	12-18-2024	11-17-2025	-	(223)
BRLUSD	JP Morgan	50,000,000	12-18-2024	11-17-2025	-	(95)
BRLUSD	HSBC	29,000,000	12-18-2024	11-17-2025	-	(66)
BRLUSD	SMBC	50,000,000	12-19-2024	12-17-2025	-	631
BRLUSD	JP Morgan	50,000,000	12-19-2024	12-17-2025	-	(120)
BRLUSD	Bank of America	21,000,000	12-19-2024	12-17-2025	-	(72)
BRLUSD	MUFG	50,000,000	12-20-2024	02-19-2026	-	(934)
BRLUSD	Mizuho	69,000,000	12-20-2024	02-19-2026	13,630	(1,450)
BRLUSD	Bank of America	51,000,000	02-12-2025	02-19-2026	6,391	-
BRLUSD	Itau	50,000,000	10-09-2025	02-19-2026	(204)	-
BRLUSD	MUFG	50,000,000	12-23-2024	03-25-2026	-	(456)
BRLUSD	Mizuho	50,000,000	12-23-2024	03-25-2026	10,526	(496)
BRLUSD	SMBC	28,000,000	12-23-2024	03-25-2026	5,861	(187)
BRLUSD	BNP Paribas	49,000,000	02-12-2025	03-25-2026	6,025	-
BRLUSD	HSBC Bank	15,000,000	02-12-2025	03-25-2026	1,196	-
BRLUSD	Itau	50,000,000	10-07-2025	03-25-2026	(415)	-
BRLUSD	Santander Chile	50,000,000	12-26-2024	05-15-2026	10,918	(90)
BRLUSD	BNP Paribas	86,000,000	12-26-2024	05-15-2026	18,564	(479)
BRLUSD	Goldman Sachs	27,000,000	05-29-2025	05-15-2026	2,219	-
BRLUSD	Deutsche	50,000,000	10-08-2025	05-15-2026	(252)	-
BRLUSD	MUFG	50,000,000	12-27-2024	06-24-2026	11,079	(60)
BRLUSD	BNP Paribas	50,000,000	12-27-2024	06-24-2026	11,229	82
BRLUSD	Mizuho	32,000,000	12-27-2024	06-24-2026	7,153	12
BRLUSD	BBVA	31,000,000	05-28-2025	06-24-2026	2,833	-
BRLUSD	Goldman Sachs	50,000,000	10-10-2025	06-24-2026	715	-
BRLUSD	Bank of America	50,000,000	01-17-2025	08-17-2026	8,929	-
BRLUSD	HSBC Bank	27,000,000	05-28-2025	08-17-2026	2,283	-
BRLUSD	Goldman Sachs	50,000,000	10-14-2025	08-17-2026	1,124	-
BRLUSD	Bank of America	62,500,000	01-21-2025	09-25-2026	11,317	-
BRLUSD	MUFG	62,500,000	01-21-2025	09-25-2026	11,429	-
BRLUSD	Mizuho	94,000,000	02-07-2025	09-25-2026	11,721	-
BRLUSD	Goldman Sachs	50,000,000	10-16-2025	09-25-2026	358	-
BRLUSD	Mizuho	60,000,000	01-22-2025	11-16-2026	10,241	-
BRLUSD	HSBC Bank	60,000,000	01-22-2025	11-16-2026	9,549	-
BRLUSD	MUFG	40,000,000	02-06-2025	11-16-2026	5,332	-
BRLUSD	BBVA	30,000,000	10-16-2025	11-16-2026	315
BRLUSD	Mizuho	60,000,000	01-23-2025	12-21-2026	9,834	-
BRLUSD	Bank of America	66,000,000	02-05-2025	12-21-2026	8,902	-
BRLUSD	SMBC	20,000,000	10-16-2025	12-21-2026	1	-
BRLUSD	Bank of America	55,000,000	01-23-2025	02-18-2027	8,586	-
BRLUSD	HSBC Bank	6,000,000	05-28-2025	02-18-2027	483	-
BRLUSD	Itau	30,000,000	10-14-2025	02-18-2027	564	-
BRLUSD	BNP Paribas	54,000,000	01-24-2025	03-22-2027	8,299	-
BRLUSD	MUFG	54,000,000	01-24-2025	03-22-2027	8,335	-
BRLUSD	Citibank	20,000,000	10-07-2025	03-22-2027	(74)	-
BRLUSD	BNP Paribas	52,000,000	01-27-2025	05-17-2027	8,743	-
BRLUSD	SMBC	52,000,000	01-27-2025	05-17-2027	8,250	-
BRLUSD	BNP Paribas	106,000,000	02-04-2025	05-17-2027	15,155	-
BRLUSD	BNP Paribas	47,000,000	01-28-2025	06-23-2027	7,433	-
BRLUSD	MUFG	63,000,000	02-04-2025	06-23-2027	8,640	-
BRLUSD	MUFG	42,000,000	01-28-2025	08-16-2027	6,651	-
BRLUSD	BNP Paribas	42,000,000	01-29-2025	08-16-2027	6,761	-
BRLUSD	Bank of America	104,000,000	02-03-2025	08-16-2027	14,259	-
BRLUSD	BNP Paribas	56,000,000	01-29-2025	09-22-2027	8,910	-
BRLUSD	Mizuho	44,000,000	02-03-2025	09-22-2027	6,719	-
BRLUSD	Goldman Sachs	26,000,000	05-27-2025	09-22-2027	1,944	-
BRLUSD	Itau	50,000,000	09-12-2025	09-22-2027	335	-
BRLUSD	Mizuho	26,000,000	01-29-2025	11-17-2027	4,219	-
BRLUSD	Mizuho	36,000,000	01-31-2025	11-17-2027	5,257	-
BRLUSD	BBVA	21,000,000	05-27-2025	11-17-2027	1,537	-
BRLUSD	Mizuho	31,000,000	01-29-2025	12-15-2027	5,079	-
					334,888	(13,715)

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), generated by lease liabilities associated with the Sucuriú project.

		Amount			12-31-2025 fair value	12-31-2024 fair value
Exchange rate	Institution	ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
BRLUSD	MUFG	50,000,000	12-24-2025	02-19-2026	577	-
BRLUSD	MUFG	50,000,000	12-24-2025	03-25-2026	574	-
BRLUSD	MUFG	60,000,000	12-24-2025	05-15-2026	1,565	-
BRLUSD	JP Morgan	77,000,000	12-23-2025	06-24-2026	1,565	-
BRLUSD	Santander Chile	77,000,000	12-22-2025	08-17-2026	97	-
BRLUSD	Santander Chile	75,000,000	12-22-2025	08-17-2026	95	-
BRLUSD	Santander Chile	40,000,000	12-22-2025	11-16-2026	56	-
BRLUSD	Santander Chile	60,000,000	12-22-2025	12-21-2026	102	-
BRLUSD	JP Morgan	55,000,000	12-23-2025	02-18-2027	1,092	-
BRLUSD	JP Morgan	50,000,000	12-23-2025	02-18-2027	993	-
BRLUSD	JP Morgan	53,000,000	12-23-2025	03-22-2027	1,068	-
BRLUSD	JP Morgan	47,000,000	12-23-2025	06-23-2027	972	-
BRLUSD	Santander Chile	63,000,000	12-22-2025	06-23-2027	80	-
BRLUSD	JP Morgan	44,000,000	12-23-2025	09-22-2027	956	-
BRLUSD	Santander Chile	25,000,000	12-22-2025	12-15-2027	69	-
					9,861	-

23.4.2. Uruguay

Forward

As of December 31, 2025 and 2024, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	12,000	1,054	-	-
UYUUSD	Citibank U.K.	4,050	230	1,450	41
UYUUSD	Itaú - Uruguay	9,600	616	1,150	23
UYUUSD	Banco de la República Oriental de Uruguay	3,450	527	-	-
UYUUSD	HSBC - Uruguay	-	-	10,245	(880)
UYUUSD	Citibank U.K.	-	-	1,350	(27)
UYUUSD	Itaú - Uruguay	-	-	11,395	(703)
UYUUSD	Banco de la República Oriental de Uruguay	-	-	3,825	(166)
UYUUSD	JPMorgan Chase Bank U.K.	-	-	4,620	(348)
			2,427		(2,060)

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as oc cu
rs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2025 and 2024, are detailed below:

Commodity	Institution	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	-	-	970	31
Fuel Oil N°6	DNB Bank ASA	-	-	539	11
Fuel Oil N°6	BNP Paribas	-	-	2,000	56
Fuel Oil N°6	JP Morgan - N.A.	3,163	(497)	2,777	(149)
Fuel Oil N°6	DNB Bank ASA	4,520	(623)	4,181	(232)
Fuel Oil N°6	BNP Paribas	6,737	(896)	4,761	(337)
			(2,016)		(620)

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

As of December 31, 2025 and 2024, there are provisions for impairment for ThU.S.$ 14,511 and ThU.S.$ 13,297, respectively.

During 2025, Arauco executed contracts relating to the sale of a portfolio of customer receivables. Upon execution of such agreements, the Company performed an assessment to determine whether substantially all the risks and rewards inherent in the transferred receivables had been transferred to the buyer. Based on this evaluation, the Company concluded that the criteria for derecognition of accounts receivables were satisfied.

F-78

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	2,152,427	2,165,579
Cash and cash equivalents (Mutual Funds not included)	1,231,754	1,001,261
Cash	805,485	642,111
Time deposits	426,269	359,150
Accounts receivables (net)	911,981	1,130,601
Trade receivables	679,166	898,717
Lease receivable	77,319	67,687
Sundry debtors	34,104	20,206
Other receivables	57,498	70,367
Prepayments	63,404	63,465
Accounts receivable from related parties	490	10,159
Other financial assets	8,692	33,717

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2025 and 2024, classified by currency is as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,284,053	1,071,560
U.S. dollars	777,505	668,888
Euro	15,723	8,754
Brazilian real	107,494	117,848
Argentine pesos	43,063	12,642
Mexican pesos	32,564	40,128
Other currencies	69,274	11,794
Chilean pesos	238,430	211,506

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

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2025 and 2024:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Trade and other current receivables	832,166	1,054,707
U.S. dollars	537,861	815,884
Euros	16,967	28,149
Brazilian real	52,973	38,327
Argentine pesos	22,408	26,569
Mexican pesos	36,149	33,704
Other currencies	7,910	1,077
Chilean pesos	130,689	92,401
U.F.	27,209	18,596

Accounts receivable from related parties, current	490	10,159
U.S. dollars	48	5,646
Argentine pesos	-	1,812
Chilean pesos	442	2,701

Trade and other non-current receivables	79,325	65,735
U.S. dollars	1,394	2,784
Brazilian real	18,623	9,891
Argentine pesos	344	458
Chilean pesos	5,264	1,505
U.F.	53,700	51,097

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Total financial liabilities	9,793,133	7,616,658
Financial liabilities at fair value through profit or loss	134	12
Hedging liabilities	19,744	201,906
Financial liabilities at amortized cost	9,773,255	7,414,740

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2025 and 2024:

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Bank borrowings - current portion	192,719	108,645
Bonds issued - current portion	325,234	87,261
Total	517,953	195,906

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

		12-31-2025	12-31-2024	12-31-2025	12-31-2024
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		9,773,255	7,414,740	9,659,760	6,799,888
Bonds issued	U.S. dollar	3,401,034	2,898,249	3,210,190	2,638,226
Bonds issued	U.F.	2,901,520	1,819,427	2,791,889	1,404,819
Bank borrowings	U.S. dollar	768,728	626,169	945,060	673,243
Bank borrowings	Euro	294,451	323,417	305,099	336,122
Bank borrowings	Brazilian real	192,987	201,437	192,987	201,437
Other financial liabilities	U.S. dollar	69,160	-	69,160	-
Lease liabilities	U.F.	23,539	21,494	23,539	21,494
Lease liabilities	Chilean pesos	49,997	65,820	49,997	65,820
Lease liabilities	Brazilian real	794,135	504,213	794,135	504,213
Lease liabilities	Mexican pesos	977	1,107	977	1,107
Lease liabilities	U.S. dollar	145,491	133,934	145,491	133,934
Lease liabilities	Euro	323	408	323	408
Lease liabilities	Other currencies	598	1,014	598	1,014
Trade and other payables	U.S. dollar	181,744	212,689	181,744	212,689
Trade and other payables	Euro	37,180	21,414	37,180	21,414
Trade and other payables	Brazilian real	448,293	81,662	448,293	81,662
Trade and other payables	Argentine pesos	41,240	47,373	41,240	47,373
Trade and other payables	Mexican pesos	23,199	24,199	23,199	24,199
Trade and other payables	Other currencies	30,083	16,411	30,083	16,411
Trade and other payables	Chilean pesos	294,552	339,388	294,552	339,388
Trade and other payables	U.F.	40,663	38,145	40,663	38,145
Accounts payable to related parties	U.S. dollar	24,483	26,633	24,483	26,633
Accounts payable to related parties	Brazilian real	-	3,007	-	3,007
Accounts payable to related parties	Chilean pesos	8,878	7,130	8,878	7,130

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

	12-31-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	706,093	6,921,787	7,627,880
Lease liabilities	55,823	959,237	1,015,060
Trade and other payables	1,043,241	53,713	1,096,954
Accounts payable to related parties	9,437	23,924	33,361
Total financial liabilities at amortized cost	1,814,594	7,958,661	9,773,255

	12-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(50,012)	(64,952)	(10,112)
Gains (losses) on cash flow hedges, before tax	461,238	27,762	(72,816)
Recycle of cash flow hedges to profit or loss	-	(6,747)	(1,634)
Income tax relating to cash flow hedges of other comprehensive income	(123,732)	(6,075)	19,610
Closing balance	287,494	(50,012)	(64,952)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the Company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders,

23.9.2 Qualitative information on objectives, policies and processes applied by the Company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative Information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	12-31-2025	12-31-2024	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x

Domestic bonds	2,901,520	1,819,427	N/R	✓
Term loan facility	-	273,686	✓	✓
Term loan facility	212,487	212,301	✓	✓
ECA loan (Sucuriú)	150,266	-	✓	✓
Loan A y B facilities	290,622	-	✓	✓
ECA loan (MAPA)	294,451	323,417	✓	✓
N/R: Not required for the financial obligation.
(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2025 and 2024, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2025, are as follows:

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

The capitalization of Arauco as of December 31, 2025 and 2024 is as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Equity	9,683,478	8,723,715
Bank borrowings	1,256,166	1,151,023
Lease liabilities	1,015,060	727,990
Bonds issued	6,302,554	4,717,676
Capitalization	18,257,258	15,320,404

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

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

F-83

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	679,130	898,681
Lease receivable	24,033	17,247
Sundry debtors	12,017	9,531
Other receivables	55,372	68,459
Prepayments	61,614	60,789
Net subtotal	832,166	1,054,707

Trade receivables	689,215	908,241
Lease receivable	24,033	17,247
Sundry debtors	14,098	11,056
Other receivables	56,366	69,463
Prepayments	61,614	60,789
Gross subtotal	845,326	1,066,796

Provision for doubtful trade receivables	10,085	9,560
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	2,081	1,525
Provision for doubtful other receivables	994	1,004
Subtotal bad debt	13,160	12,089

Non-current receivables

Trade receivables	36	36
Lease receivable	53,286	50,440
Sundry debtors	22,087	10,675
Other receivables	2,126	1,908
Prepayments	1,790	2,676
Net subtotal	79,325	65,735

Trade receivables	1,387	1,244
Lease receivable	53,286	50,440
Sundry debtors	22,087	10,675
Other receivables	2,126	1,908
Prepayments	1,790	2,676
Gross subtotal	80,676	66,943

Provision for doubtful trade receivables	1,351	1,208
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,351	1,208

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

As of December 31, 2025, Arauco’s balance for commercial debtors was ThU.S.$ 690,602 of which, according to the agreed sales conditions, 49.96% corresponded to sales on credit (open account), 42.44% to sales with letters of credit and 7.60% to other types of sales. The client with the highest outstanding balance, corresponding to sales through a credit line represented 3.51% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2025
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,435	617	41	24	13	5	3	5	7	120	2,270
ThU.S.$	646,992	33,902	1,356	544	50	84	86	92	207	7,289	690,602
%	93.68%	4.91%	0.20%	0.08%	0.01%	0.01%	0.01%	0.01%	0.03%	1.06%	100%

December 31, 2024
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.$	866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

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

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$

Letters of credit	293,100	518,872
Credit line	345,061	382,117
Others	52,441	8,496
Total trade receivables	690,602	909,485
Total allowance for doubtful accounts	(11,436)	(10,768)
Total net trade receivables	679,166	898,717

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2025, 2024 and 2023:

	December 2025	December 2024	December 2023
	ThU.S.$	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	13,297	12,473	7,960
Increase due to impairment loss	1,687	2,840	3,507
Increase due to business combination	-	-	2,043
Used impairment	(61)	(86)	-
Unused impairment reversed	(791)	(1,587)	(1,037)
Increase (decrease) due to exchange differences	379	(343)	-
Closing balance	14,511	13,297	12,473

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

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country, The total amount held in guarantees amounts to ThU.S.$ 123,405, effective as of December 31, 2025, The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 95.69% and, therefore, Arauco’s portfolio exposure amounts to 4.31%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	345,061	100.00%
Secured receivables (*)	330,190	95.69%
Unsecured receivables	14,871	4.31%
(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2025 and 2024.

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	Years	Current	Current	Effective
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.09%	Sofr 6m + 1.3%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B loan)	-	2,296	4,157	4,154	27,140	51,747	26,713	2,296	113,911	5.20%	Sofr 6m + 1.15%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.08%	Sofr 6m + 1.3%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B loan)	-	2,142	3,880	3,877	25,331	48,297	24,932	2,142	106,317	5.21%	Sofr 6m + 1.15%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	5,446	9,466	8,902	16,587	23,799	267,275	5,446	326,029	4.85%	Sofr 6m + 0.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	79,770	78,950	78,134	77,311	-	-	79,770	234,395	1.06%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	21	71	-	-	-	-	-	92	-	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	3,535	-	-	-	-	-	3,535	-	17.66%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	951	888	1,642	1,452	653	-	-	1,839	3,747	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,266	5,920	10,897	9,657	4,347	-	-	12,186	24,901	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,446	3,533	16,008	23,054	20,231	-	-	6,979	59,293	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	68,660	-	-	-	-	-	-	68,660	-	16.52%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	17,555	1,215	16,330	-	-	-	-	18,770	16,330	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	10,139	-	-	-	-	-	10,139	-	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	5,753	5,753	215,721	-	-	-	-	11,506	215,721	5.39%	Sofr 6m + 1.55%
-	Eufores S.A.	U.S. dollar	BBVA	-	5,094	-	-	-	-	-	5,094	-	3.80%	Fixed 3.80%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	39,192	-	-	-	-	-	39,192	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	10,178	-	-	-	-	-	10,178	-	3.62%	Fixed 3.62%
-	Eufores S.A.	U.S. dollar	Itaú	-	9,166	-	-	-	-	-	9,166	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Santander	-	22,931	-	-	-	-	-	22,931	-	3.88%	Fixed 3.88%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	7,639	-	-	-	-	-	7,639	-	3.85%	Fixed 3.85%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,545	-	-	-	-	-	2,545	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	15,270	-	-	-	-	-	15,270	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	5,089	-	-	-	-	-	5,089	-	3.62%	Fixed 3.62%
			Total bank borrowings	102,652	240,964	362,777	134,952	192,664	161,385	419,730	343,616	1,271,508

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,940	22,106	21,273	20,440	-	-	22,940	63,819	4.25%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,176	8,843	8,509	8,176	-	-	9,176	25,528	4.24%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,112	24,327	23,542	22,758	21,973	41,591	25,112	134,191	3.96%	3.96%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,777	7,777	7,777	7,777	7,777	252,958	7,777	284,066	3.57%	3.57%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	223,161	-	-	-	-	-	223,161	-	2.43%	2.39%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,732	2,732	133,508	-	-	-	2,732	136,240	2.12%	2.09%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,430	6,430	6,430	6,430	6,430	323,350	6,430	349,070	2.70%	2.68%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,682	2,682	2,682	2,682	2,682	89,866	2,682	100,594	3.10%	3.08%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,920	6,920	6,920	6,920	6,920	300,999	6,920	328,679	3.18%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,920	6,920	6,920	6,920	6,920	321,758	6,920	349,438	3.19%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,384	1,384	12,196	11,850	11,504	11,158	1,384	48,092	3.18%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	-	12,070	12,070	12,070	12,070	12,070	561,304	12,070	609,584	3.07%	3.08%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	8,507	17,099	34,197	34,197	34,197	34,197	940,237	25,606	1,077,025	3.94%	3.94%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	519,375	-	-	-	-	19,375	519,375	3.90%	3.88%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	774,000	22,000	862,000	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	510,625	-	-	21,250	553,125	4.27%	4.25%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,008,750	27,500	1,118,750	5.51%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	510,500	-	21,000	573,500	4.21%	4.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	-	30,900	30,900	30,900	30,900	30,900	546,350	30,900	669,950	6.20%	6.18%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,002,125	25,750	1,105,125	5.16%	5.15%
			Total bond liabilities	31,882	488,803	804,163	424,424	777,995	727,123	6,174,446	520,685	8,908,151

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85,805,200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	837	2,151	2,658	2,519	1,891	-	-	2,988	7,068
85,805,200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	69	215	117	-	-	-	-	284	117
85,805,200-9	Forestal Arauco S.A.	U.F.	Lands	709	-	153	273	251	241	3,236	709	4,154
85,805,200-9	Forestal Arauco S.A.	U.S. dollar	Lands	57	174	237	222	20	-	-	231	479
85,805,200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	401	145	205	200	233	1,352	28	546	2,018
85,805,200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	349	3	-	-	-	-	-	352	-
85,805,200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	101	314	465	455	525	898	-	415	2,343
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	535	587	49	-	-	-	717	636
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	587	559	553	553	3,963	587	6,215
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	293	793	919	900	900	75	-	1,086	2,794
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	8	25	28	-	-	-	-	33	28
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	31	93	125	125	31	-	-	124	281
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	9,621	52,524	60,526	60,574	61,418	66,460	1,182,371	62,145	1,431,349
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	80	190	218	217	120	73	-	270	628
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	50	132	106	-	-	-	-	182	106
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	951	1,520	2,469	2,469	2,469	2,469	17,284	2,471	27,160
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	453	1,359	1,812	1,661	151	-	-	1,812	3,624
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	15	19	-	-	-	-	-	34	-
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	37	113	-	-	-	-	-	150	-
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,141	3,424	4,566	4,185	4,566	4,566	52,888	4,565	70,771
93,458,000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	1,767	2,262	1,716	1,573	1,716	2,100	-	4,029	7,105
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,588	654	-	-	1,732	3,974
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	207	579	816	840	865	891	1,608	786	5,020
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	608	1,693	2,239	1,185	168	-	-	2,301	3,592
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	107	253	262	21	-	-	-	360	283
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	160	480	640	640	432	432	5,829	640	7,973
-	Eufores S.A.	U.S. dollar	Lands	1,177	3,531	6,786	6,479	6,064	5,455	30,054	4,708	54,838
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	-	-	-	-	1,223	1,222
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	113	151	151	151	151	213	206	817
96,510,970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,738	9,330	10,401	8,368	8,798	1,406	-	13,068	28,973
96,510,970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	2	2	-	-	-	-	-	4	-
76,879,577-0	E2E SpA.	Chilean pesos	Lands	36	-	-	-	-	-	-	36	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	11	23	12	-	-	-	-	34	12
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	23	70	95	90	74	-	-	93	259
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	153	170	332	17	-	-	-	323	349
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	511	1,536	2,181	2,344	2,307	195	-	2,047	7,027
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	38	102	112	86	49	-	-	140	247
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	171	529	743	193	-	-	-	700	936
			Total lease liabilities	25,075	87,062	105,218	97,983	94,406	87,317	1,297,474	112,137	1,682,398

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	Sofr 6m + 1.75%
93,458,000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	Sofr 6m + 1.55%
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau- A E	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total bond liabilities	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85,805,200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85,805,200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85,805,200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85,805,200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85,805,200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76.879.577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	Tecverde S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total lease liabilities	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$23 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2025, the total assets pledged as an indirect guarantee were MU.S.$355. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

		Assets
Primary obligor	Type of guarantee	pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee policy	Cash	U.F.	352	Dirección General del Territorio Marítimo y de Marina Mercante
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	13,936	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.S. dollar	5,135	Innergy Soluciones Energéticas S.A.
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	1,563	Universidad de los Andes
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	405	Cermaq Chile S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	Cash	Chilean pesos	1,765	Corporación Nacional Forestal
		Total		23,156

INDIRECT

Guarantor	Primary obigor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Arauco North America. Inc.	Endorsement	Cash	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	9,301	Banco Safra S.A.
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	66,367	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	31,501	Banco BTG pactual S.A.
Arauco Indústria de Painéis S.A.	Arauco do Brasil S.A.	Endorsement	Cash	Brazilian real	4,555	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Arauco do Brasil S.A.	Endorsement	Cash	Brazilian real	30,257	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	2,726	Itaú Unibanco S.A.
			Total		354,707

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 9.1% (equivalent to ThU.S.$ -/+ 3,725), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 2,607).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 104.10% (equivalent to ThU.S.$-/+$ 42,560) and a change on the equity of +/- 0.9% (equivalent to ThU.S.$ -/+$ 88,918).

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

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2025, 6.5% of our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 3.54% (equivalent to ThU.S.$-/+ 1,450) and +/- 0.01% (equivalent to ThU.S.$-/+ 1,015) on equity. This analysis considers those borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	December 2025 ThU.S.$	Total
Fixed rate	8,018,132	93.5%
Bonds issued	6,302,554
Bank borrowings and others (*)	700,518
Lease liabilities	1,015,060
Variable rate	555,648	6.5%
Bonds issued	-
Bank borrowings	555,648
Total	8,573,780	100.0%
(*) Includes variable rate bank borrowings changed by fixed rate swaps.

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

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

As of December 31, 2025, revenue due to pulp sales accounted for 50.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner. Additionally, Arauco mitigates the risk of pulp prices by maintaining a low-cost production strategy, which allows it to better cope with price fluctuations during different economic cycles.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 519.8% (equivalent to ThU.S.$-/+ 212,481) on the income for the year 2025 after tax and +/- 1.5% (equivalent to ThU.S.$ -/+ 148,737) on equity.

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

Arauco has six plants: four in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.1 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.1 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and 1 resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.1 million m3 of MDF, 4.1 million m3 of PB and 230,000 m3 of OSB, 700,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,935,043	3,009,154	5,944,197	-	-		5,944,197
Revenues from rendering of services	125,027	14,167	139,194	751	-		139,945
Revenues from ordinary activities	3,060,070	3,023,321	6,083,391	751	-		6,084,142

Revenues from transactions with reportable segments	453,592	20,376	473,968	57,581	-	(531,549)	-

Finance income	-	-	-	-	62,560		62,560
Finance costs	-	-	-	-	(409,724)		(409,724)
Net finance costs	-	-	-	-	(347,164)		(347,164)

Depreciation and amortizations	487,093	191,947	679,040	3,514	5,494		688,048
Other income	278,512	35,994	314,506	429	9,088		324,023
Other expenses	53,075	58,719	111,794	6	18,480		130,280

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,787)	-	(4,787)	-	4,542		(245)
Joint ventures	-	(7,341)	(7,341)	-	3,721		(3,620)

Income tax expense	-	-	-	-	(39,804)		(39,804)

Profit (loss) of each reportable segment	297,805	289,345	587,150	(1,529)	(544,742)		40,879
Geographical information on revenues
Revenue – Chilean entities	2,351,033	1,081,934	3,432,967	751	-		3,433,718
Revenue – Foreign entities	709,037	1,941,387	2,650,424	-	-		2,650,424
Total revenues from ordinary activities	3,060,070	3,023,321	6,083,391	751	-		6,084,142

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non- monetary assets

Acquisition of property, plant and equipment and biological assets	2,160,311	280,013	2,440,324	1,776	2,571	-	2,444,671
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	44,670	-	44,670

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
As of December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	15,941,649	3,208,196	19,149,845	15,167	2,156,937	(17,186)	21,304,763
Segment assets (excluding deferred tax assets)	15,941,649	3,208,196	19,149,845	15,167	2,055,433	(17,186)	21,203,259
Deferred tax assets					101,504		101,504

Investments accounted through equity method
Associates	73,998	-	73,998	-	44,126		118,124
Joint Ventures	-	232,236	232,236	-	133,182		365,418
Segment liabilities	1,879,724	397,459	2,277,183	36,709	9,307,393		11,621,285
Segment liabilities (excluding deferred tax liabilities)	1,879,724	397,459	2,277,183	36,709	7,757,336		10,071,228
Deferred tax liabilities					1,550,057		1,550,057

Geographical information on non-current assets
Chile	8,093,366	488,925	8,582,291	12,665	670,662	(4,523)	9,261,095
Foreign countries	6,010,308	1,432,786	7,443,094	-	206,843		7,649,937
Total non-current assets	14,103,674	1,921,711	16,025,385	12,665	877,505	(4,523)	16,911,032

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	3,299,128	3,115,981	6,415,109	-	-		6,415,109
Revenues from rendering of services	130,137	-	130,137	900	-		131,037
Revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

Revenues from transactions with reportable segments	486,399	15,388	501,787	62,721	-	(564,508)	-

Finance income	-	-	-	-	66,355		66,355
Finance costs	-	-	-	-	(397,923)		(397,923)
Net finance costs	-	-	-	-	(331,568)		(331,568)

Depreciation and amortizations	484,953	190,767	675,720	2,423	7,808		685,951
Other income	193,369	26,784	220,153	377	376,531		597,061
Other expenses	99,503	76,765	176,268	1	35,944		212,213

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	6,018	-	6,018	-	(28,668)		(22,650)
Joint ventures	-	(24,017)	(24,017)	-	875		(23,142)

Income tax expense	-	-	-	-	(170,400)		(170,400)

Profit (loss) of each reportable segment	482,213	296,667	778,880	(460)	(302,139)		476,281
Geographical information on revenues
Revenue – Chilean entities	2,601,740	1,133,260	3,735,000	900	-		3,735,900
Revenue – Foreign entities	827,525	1,982,721	2,810,246	-	-		2,810,246
Total revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non- monetary assets

Acquisition of property, plant and equipment and biological assets	977,878	233,144	1,211,022	1,275	16,596	-	1,228,893
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	111,969	-	111,969

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
As of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	(60,427)	18,085,903
Deferred tax assets					73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430		76,782
Joint Ventures	-	211,345	211,345	-	118,484		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811		7,966,085
Deferred tax liabilities					1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	(7,016)	13,884,694

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,687,390	3,181,951	5,869,341	-	-		5,869,341
Revenues from rendering of services	113,520	28,335	141,855	623	-		142,478
Revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-		6,011,819

Revenues from transactions with reportable segments	475,535	23,040	498,575	49,914	-	(548,489)	-

Finance income	-	-	-	-	131,666		131,666
Finance costs	-	-	-	-	(373,496)		(373,496)
Net finance costs	-	-	-	-	(241,830)		(241,830)

Depreciation and amortizations	464,721	186,340	651,061	1,660	8,347		661,068
Other income	498,021	54,688	552,709	334	19,974		573,017
Other expenses	399,094	54,980	454,074	684	25,578		480,336

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	3,084	-	3,084	-	906		3,990
Joint ventures	-	2,794	2,794	-	925		3,719

Income tax expense	-	-	-	-	27,293		27,293

Profit (loss) of each reportable segment	(182,369)	371,015	188,646	(5,517)	(541,656)		(358,527)
Geographical information on revenues
Revenue – Chilean entities	1,929,554	1,145,647	3,075,201	623	-		3,075,824
Revenue – Foreign entities	871,356	2,064,639	2,935,995	-	-		2,935,995
Total revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-		6,011,819

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the year ended December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non- monetary assets

Acquisition of property, plant and equipment and biological assets	1,109,609	137,867	1,247,476	251	15,322	-	1,263,049
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	34,950	-	34,950

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
As of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,864,686	2,967,646	16,832,332	16,480	1,135,689	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,832,332	16,480	1,047,122	(74,137)	17,821,797
Deferred tax assets					88,567		88,567

Investments accounted through equity method
Associates	34,558	-	34,558	-	65,248		99,806
Joint Ventures	-	215,322	215,322	-	108,483		323,805
Segment liabilities	1,170,684	392,104	1,562,788	47,487	8,291,060		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	1,562,788	47,487	6,747,436		8,357,711
Deferred tax liabilities					1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	9,028,704	15,481	504,903	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	4,134,000	-	58,366		4,192,366
Total non-current assets	11,454,156	1,708,548	13,162,704	15,481	563,269	(6,668)	13,734,786

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the year ended December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,044,619	392,768	1,437,387	4,786	(395,359)	1,046,814
Cash flows from (used in) investing activities	(2,137,423)	(200,308)	(2,337,731)	6,108	(99,402)	(2,431,025)
Cash flows from (used in) financing activities	793,020	335,904	1,128,924	(1,839)	429,368	1,556,453
Net increase (decrease) in cash and cash equivalents	(299,784)	528,364	228,580	9,055	(65,393)	172,242

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the year ended December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,219,029	333,590	1,552,619	44	(371,346)	1,181,317
Cash flows from (used in) investing activities	(922,213)	(105,488)	(1,027,701)	(6,611)	705,339	(328,973)
Cash flows from (used in) financing activities	(810,599)	624,183	(186,416)	1,522	(121,054)	(305,948)
Net increase (decrease) in cash and cash equivalents	(513,783)	852,285	338,502	(5,045)	212,939	546,396

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the year ended December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	411,929	555,082	967,011	(4,106)	(222,478)	740,427
Cash flows from (used in) investing activities	(1,096,743)	(117,321)	(1,214,064)	(1,796)	(117,264)	(1,333,124)
Cash flows from (used in) financing activities	713,838	(40,064)	673,774	(6,483)	(21,624)	645,667
Net increase (decrease) in cash and cash equivalents	29,024	397,697	426,721	(12,385)	(361,366)	52,970

Information required by geographic area:

	Geographical area
2025	Local country	Foreign country
	Chile	Argentina	Brazil	USA / Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,328,094	526,648	515,004	973,257	420,617	180,577	5,944,197
Revenues from rendering of services	105,624	-	-	-	34,321	-	139,945
Revenues for the year ended December 31, 2025	3,433,718	526,648	515,004	973,257	454,938	180,577	6,084,142
Non-current Assets at 12-31-2025 other than deferred tax	9,247,531	692,438	4,029,604	639,416	1,797,681	402,858	16,809,528

	Geographical area
2024	Local country	Foreign country
	Chile	Argentina	Brazil	USA / Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,644,478	486,079	591,342	1,047,672	459,464	186,074	6,415,109
Revenues from rendering of services	91,422	-	-	-	39,615	-	131,037
Revenues for the year ended December 31, 2024	3,735,900	486,079	591,342	1,047,672	499,079	186,074	6,546,146
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

	Geographical area
2023	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,998,896	570,933	586,512	1,057,027	449,316	206,657	5,869,341
Revenues from rendering of services	76,928	-	28,332	-	37,215	3	142,478
Revenues for the year ended December 31, 2023	3,075,824	570,933	614,844	1,057,027	486,531	206,660	6,011,819
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,681,160	163,360	13,646,219

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2025	12-31-2024
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	45,730	64,020
Prepayment to amortize (insurance and others)	33,025	36,800
Recoverable taxes (related to purchases)	129,761	146,774
Other current non-financial assets	4,300	13,498
Total	212,816	261,092

	12-31-2025	12-31-2024
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	95,450	56,499
Guarantee values	19,431	2,676
Recoverable taxes	61,041	6,486
Non-current contractual rights	443,114	-
Other non-current non-financial assets	36,818	19,375
Total	655,854	85,036

	12-31-2025	12-31-2024
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	10,496	114,359
ICMS, PIS-COFINS and other tax payables - Brazil	30,553	21,925
Other tax payable	25,267	23,093
Other Current non-financial liabilities	7,327	6,212
Total	73,643	165,589
(1) This mainly corresponds to the parent company’s minimum dividend provision (see Note 26).

	12-31-2025	12-31-2024
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	29,507	35,630
Other non-current non-financial liabilities	781	1,382
Total	30,288	37,012

Arauco enters into agreements with independent producers for the establishment and management of forest plantations intended to supply timber. Pursuant to these agreements, Arauco provides cash advances, land and seedlings, which are settled through the delivery of a proportion of the plantations at the end of each growth cycle.

These agreements do not provide the Company with joint control over the relevant activities of the forest plantations. The Company does not control the biological transformation process, does not have legal title to the standing trees during the growth cycle, and does not bear the significant biological risks associated with the plantations. Accordingly, the Company does not recognize biological assets.

Furthermore, Arauco enters into right-of-first-refusal arrangements to acquire a portion of the plantations or timber at market value. Such arrangements qualify as own-use contracts under IFRS 9 and, accordingly, do not give rise to a financial liability nor contain an embedded derivative

As of December 31, 2025, the balances related to these agreements are included under “Non-current contractual rights”, and the main balance is related to cash advances to timber supplier. That cash advances are classified within the statements in cash flow as investment activities under “Purchase of other long-term assets”.

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

2)
Those generated through the acquisition of entities. These results will be added back to net profit when they are realized. For these purposes, earnings shall be considered realized insofar as the acquired entities generate profits after their acquisition, or upon their disposal.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

In 2023, the amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity was approved and distributed, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025,
an amendment to the dividend policy was approved
, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

Based on the dividend policy described above, as of December 31, 2025, a minimum dividend provision for year 2025 of ThU.S.$ 8,449 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2025 (ThU.S.$ 206,684 as of December 31, 2024).

On December 10, 2024, Arauco paid ThU.S.$ 94,397 as an interim dividend on account of the total minimum dividend provision. As of December 31, 2024, the parent company's minimum dividend provision balance
of ThU.S.$ 112,287 was recorded in Arauco's consolidated financial statements.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2025, 2024 and 2023:

	Distributable net profit
	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Net profit (loss) attributable to parent company	41,300	476,470	(358,560)
Adjustments:
Biological assets
Unrealized gains (losses)	(204,646)	(159,020)	(264,477)
Realized gains (losses)	187,641	473,795	394,179
Deferred income taxes	3,868	(102,298)	(37,394)
Biological assets (net)	(13,137)	212,477	92,308
Distributable net profit (loss)	28,163	688,947	(266,252)
30% in 2025 and 2024 (40% in 2023)	8,449	206,684	-

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2025	2024	2023
	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	41,300	476,470	(358,560)
Weighted average of number of shares	125,323,699	121,422,850	120,474,350
Basic and diluted earnings (loss) per share (in U.S.$ per share)	0.3295466	3.9240555	(2.9762352)

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the year ended December 31, 2025, was approved by the Board of Directors of Arauco at Meeting
No 754 held on March 18, 2026
.

Subsequent to December 31, 2025, and as of the date of issuance of these consolidated financial statements, there have been no additional events, that could materially affect the presentation of these consolidated financial statements.

